SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

BigBand Networks, Inc.

(Name of Subject Company)

BigBand Networks, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

089750509

(CUSIP Number of Class of Securities)

Rob Horton

Sr. Vice President & General Counsel

BigBand Networks, Inc.

475 Broadway Street

Redwood City, California 94063

(650) 995-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Larry W. Sonsini, Esq.

Michael S. Ringler, Esq.

Denny Kwon, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is BigBand Networks, Inc., a Delaware corporation (“BigBand” or the “Company”). The address of BigBand’s principal executive office is 475 Broadway Street, Redwood City, California 94063 and the telephone number of BigBand’s principal executive office is (650) 995-5000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.001 par value per share, of BigBand (the “Shares” or the “Common Stock”). As of the close of business on October 14, 2011, there were (i) 72,190,079 Shares issued and outstanding, (ii) 11,693,198 Shares reserved for future issuance or otherwise deliverable under the Company Stock Plans (as defined in the Merger Agreement), (iii) 3,108,352 Shares reserved for future issuance or otherwise deliverable under BigBand’s 2007 Employee Stock Purchase Plan, (iv) 6,272,382 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (v) 3,247,670 Company RSUs (as defined below).

Item 2.	Identity and Background of Filing Person.

Name and Address. BigBand is the person filing this Statement. The information about BigBand’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. BigBand’s website address is www.bigbandnet.com. The information on BigBand’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Amsterdam Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“ARRIS”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and ARRIS with the Securities and Exchange Commission (the “SEC”) on October 21, 2011, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares at a purchase price of $2.24 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among ARRIS, Purchaser and BigBand. Purchaser’s initial acceptance for payment of Shares pursuant to the Offer is referred to in this Statement as the “Acceptance Time.”

There is no financing condition to the Offer. The Offer is conditioned on there being, prior to the expiration of the Offer, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares which, together with the Shares then owned by ARRIS and Purchaser (if any), represents at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in Annex A of the Merger Agreement. BigBand believes that the Minimum Condition would be satisfied if 37,154,827 Shares are validly tendered and not withdrawn prior to expiration of the Offer.

The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into BigBand (the “Merger”). Following the consummation of the Merger, BigBand will continue as the surviving corporation and a wholly owned subsidiary of ARRIS. As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer (other than Shares that are held by ARRIS, Purchaser or BigBand, or by any direct or indirect wholly owned subsidiary of ARRIS,

Purchaser or BigBand, or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest (the “Merger Consideration”).

If ARRIS, Purchaser or any other subsidiary of ARRIS hold at least 90% of the issued and outstanding Shares following the consummation of the Offer, then ARRIS will consummate the Merger pursuant to the short form merger procedures under the DGCL as soon as practicable following such acquisition without a vote or any further action by the holders of the Shares. BigBand has granted Purchaser a “top-up option” to acquire additional Shares following the consummation of the Offer in order to facilitate the consummation of the Merger using such short form merger procedures. Purchaser may, but is not required to, provide for a “subsequent offering period” under federal securities law and in accordance with the Merger Agreement following the consummation of the Offer, and assuming exercise in full of the top-up option, in order to seek additional Shares and facilitate the consummation of the Merger using such short form merger procedures. In the event that Purchaser purchases Shares in the Offer but does not hold at least 90% of BigBand’s outstanding Shares following the consummation of the Offer (and following the “subsequent offering period” provided by Purchaser, if any, and the exercise of the aforementioned option to purchase Shares), ARRIS and BigBand must obtain the approval of BigBand’s stockholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, BigBand will call and convene a stockholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer or otherwise owns in favor of the adoption of the Merger Agreement, thereby assuring approval.

The treatment of BigBand’s outstanding equity awards under the terms of the Merger Agreement is described below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among BigBand, ARRIS and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide BigBand’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about BigBand or ARRIS in BigBand’s or ARRIS’ public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by BigBand in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between BigBand, ARRIS and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about BigBand, ARRIS or Purchaser.

Purchaser’s and ARRIS’ principal executive offices are located at 3871 Lakefield Dr., Suwanee, Georgia, 30024, and the telephone number of their principal executive offices is (678) 473-2000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between BigBand or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of BigBand, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between BigBand or its affiliates and (i) BigBand’s executive officers, directors or affiliates or (ii) Purchaser, ARRIS or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of BigBand

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 14, 2011, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 23,924,264 Shares in the aggregate (excluding Company Options (as defined below) and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their Shares outstanding as of October 14, 2011 pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $53,590,351 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Options. As of October 14, 2011, the Company’s directors and executive officers held options to purchase 3,075,030 Shares under the Company’s stock plans (each, a “Company Option”) in the aggregate, of which 2,283,179 were vested and exercisable as of that date, with exercise prices ranging from $0.60 to $18.95. Pursuant to, and as further described in, the Merger Agreement, immediately prior to the Acceptance Time, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Acceptance Time will be accelerated in full, (ii) each Company Option that remains outstanding as of immediately prior to the Acceptance Time will be cancelled and terminated as of the Acceptance Time, and (iii) each holder of such Company Option will be paid an amount in cash (without interest and less applicable tax withholding), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Company Option immediately prior to the Acceptance Time, by (y) the Offer Price, less the per share exercise price of such Company Option (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of a Company Option). If the exercise price of the Company Option is equal to or exceeds the Offer Price, such Company Option will be cancelled and terminated at the Acceptance Time for no consideration.

Consideration for Restricted Stock Units. As of October 14, 2011, the Company’s directors and executive officers held outstanding Company restricted stock units (“Company RSUs”) covering 1,079,493 Shares in the aggregate. Pursuant to, and as further described in, the Merger Agreement and except as described below, as of the Acceptance Time, each Company RSU will be assumed by ARRIS and converted into a restricted stock unit that represents the right to acquire a number of validly issued, fully paid and non-assessable shares of ARRIS common stock equal to the product of the number of Shares subject to the Company RSU multiplied by the Conversion Ratio (as described below), rounding up or down to the nearest whole share (the “Converted RSUs”). Following the Acceptance Time, each Converted RSU will continue to be governed by the same terms and conditions, including the vesting schedule, as were applicable to the applicable Company RSU immediately prior to the Acceptance Time, including the terms contained in the equity plan under which it was granted and RSU agreement, as appropriate. For purposes of the assumption of the RSUs by ARRIS, the “Conversion Ratio” means a fraction, the numerator of which will be the Offer Price and the denominator of which will be the average closing price per share of ARRIS common stock for the 20 consecutive trading days ending on (and including) the second trading day immediately prior to the Acceptance Time.

Treatment of Director Equity Awards

Pursuant to the terms of the Company’s Director Compensation Policy, all equity awards held by the Company’s directors will fully vest in connection with the transactions contemplated by the Merger Agreement.

The following table illustrates for each director (other than Mr. Bassan-Eskenazi, who is included in the table below entitled “Payments to Executive Officers”), the value, based on the Offer Price, of equity awards anticipated to accelerate vesting as a result of the transaction and the cash-out value of the director’s vested options (assuming that all options remain outstanding immediately prior to the Acceptance Time), assuming the Acceptance Time is November 21, 2011.

Name	Estimated Cash-Out Value of Vested Options ($)(1)	Value of Accelerating Company Options ($)(2)	Value of Accelerated Company RSUs ($)(3)
Harald Braun	—	—	64,512	(4)
Ken Goldman	2,050	—	35,199
David Lockwood	—	—	14,366
Michael Pohl	—	—	14,366
Erez Rosen	—	—	—
Robert Sachs	18,000	—	25,612
Richard Smith	—	—	—
Geoffrey Yang	—	—	50,637

(1)	Calculated based on (i) the number of vested and exercisable Company Options, multiplied by (ii) the difference between the Offer Price of $2.24 and the exercise price of the Company Option. To the extent the directors hold Company Options with an exercise price greater than or equal to $2.24 per share, the directors will receive no benefit from the cancellation of such Company Options.
(2)	Calculated based on (i) the number of Company Options accelerating as of immediately prior to the Acceptance Time, multiplied by (ii) the difference between the Offer Price of $2.24 and the exercise price of the Company Option. All Company Options held by directors that will accelerate immediately prior to the Acceptance Time have an exercise price greater than or equal to $2.24 per share and the directors will receive no consideration for such acceleration and cancellation of such Company Options.
(3)	Calculated based on (i) the number of Company RSUs accelerating as of the Acceptance Time, multiplied by (ii) $2.24.
(4)	Relative to an extension of service agreement as an interim executive, the Company will grant Harald Braun Company RSUs covering 28,800 Shares. Such RSUs are scheduled to vest over 12 months and will fully vest upon the Acceptance Time.

Employment Contracts, Equity Acceleration and Bonus Agreements

Employment Contracts and Equity Acceleration

Amir Bassan-Eskenazi. The Company has entered into an employment agreement, dated January 1, 2000, as amended on December 31, 2008, with Mr. Bassan-Eskenazi, the Company’s President and Chief Executive Officer, which provides that, if Mr. Bassan-Eskenazi’s employment is terminated for reasons other than cause (as defined in his employment agreement) and not due to death or disability, Mr. Bassan-Eskenazi would be entitled to a severance payment in an amount equal to (i) 12 months of his then-current base salary and (ii) 12 months of the Company’s contribution to his health insurance premiums for COBRA continuation coverage. This payment is conditioned on Mr. Bassan-Eskenazi’s execution of a release of claims. Pursuant to Mr. Bassan-Eskenazi’s employment agreement, termination within one year following a sale of all or substantially all of the Company’s assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change in control of the Company is deemed to be termination without cause upon Mr. Bassan-Eskenazi’s resignation after one of the following has occurred: (i) a reduction in salary or a material reduction in the level of benefits in effect immediately prior to the change in control, (ii) a diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control or (iii) a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report. Pursuant to his employment agreement, Mr. Bassan-Eskenazi may terminate the agreement at any time with at least six months’ written notice. Mr. Bassan-Eskenazi’s employment agreement further provides that upon the termination of Mr. Bassan-Eskenazi’s employment with the Company, the Company will reimburse Mr. Bassan-Eskenazi for moving and relocation expenses to Israel for Mr. Bassan-Eskenazi and his family. If such relocation reimbursements are considered compensation includible in gross income, the Company has agreed under Mr. Bassan-Eskenazi’s employment agreement to make a gross up payment in order to put him in the same financial position after the payment of taxes with respect to such includible amounts as he would have been if none of the reimbursement amounts had been includible in gross income.

In addition, the Company has entered into equity agreements with Mr. Bassan-Eskenazi pursuant to which 50% of the unvested shares subject to his awards will vest upon a change in control and 100% of the shares subject to the awards will vest, if within one year following the change in control, there is an involuntary termination, including each of the following: a material reduction in salary or level of benefits in effect immediately prior to the change in control, a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to a change in control or a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report.

Ravi Narula. The Company has entered into an offer letter agreement dated June 16, 2010 with Mr. Narula, the Company’s Senior Vice President and Chief Financial Officer, which provides that if Mr. Narula is terminated or constructively terminated, without his misconduct, within six months following a change in control, (i) the greater of 12 months vesting or 50% of the then-unvested shares subject to the award grant referenced in his offer letter would become immediately vested and exercisable, and (ii) subject to execution of a release of claims, Mr. Narula will receive a severance payment equal to 12 months of his then-current base salary. In addition, Mr. Narula is also entitled to 12 months Company paid COBRA coverage in the event of a termination without cause or as the result of a constructive termination following a change in control. Should Mr. Narula be terminated for a reason other than misconduct or be terminated due to a constructive termination, other than within six months following a change in control, the offer letter provides for a severance payment equal to six months of his then-current base salary, subject to the execution of a release of claims. Additionally, from time to time, the Company has entered into equity agreements with Mr. Narula that provide for either (i) acceleration of 50% of the unvested shares or (ii) the greater of the equivalent of 12 months accelerated vesting or the acceleration of 50% of the remaining unvested shares if, in either event, Mr. Narula is terminated without cause or is constructively terminated, within six months following a change in control.

Paul Crann, Jr. On September 7, 2011, Mr. Crann resigned from his position and the Company and Mr. Crann entered into a Transition Services Agreement (the “Crann Agreement”) pursuant to which Mr. Crann agreed to provide services to the Company in connection with the transition of his responsibilities to another person. In addition, Mr. Crann agreed to release the Company from all claims and legal liability and to be subject to certain restrictive covenants, including with respect to confidentiality, noncompetition until September 30, 2011, nonsolicitation of employees for a one year period following his resignation and an agreement to refrain from making disparaging remarks. In exchange for these agreements, Mr. Crann received transition services compensation in accordance with the terms and conditions of the Crann Agreement. The transition services compensation included continued vesting of his current equity awards through September 30, 2011, a lump sum cash payment of $125,000 and reimbursement for all reasonable travel expenses to the extent approved in advance. Mr. Crann is not entitled to receive any additional benefits pursuant to any former employment agreement with the Company.

Rajive Dhar. The Company has entered into an offer letter agreement dated November 23, 2009 with Mr. Dhar, the Company’s Senior Vice President, Strategic Planning and Corporate Development, which provides that if Mr. Dhar is terminated or constructively terminated, without his misconduct, within six months following a change in control, the greater of (i) 36 months vesting or (ii) 50% of the then-unvested shares subject to the award grants referenced in his offer letter would become immediately vested and exercisable. In addition, upon the above-described termination, Mr. Dhar will receive a severance payment equal to 12 months of his then-current base salary and 12 months of health benefits. Should Mr. Dhar be terminated or constructively terminated, without his misconduct, other than in connection with a change in control, the offer letter provides for a severance payment equal to six months of his then-current base salary and six months of health benefits. Additionally, with respect to subsequent grants to Mr. Dhar, the Company has entered into restricted stock unit agreements with Mr. Dhar that provide for either the greater of the equivalent of 12 months accelerated vesting or the acceleration of 50% of the remaining unvested shares if, in either event, Mr. Dhar is terminated without cause or is constructively terminated, within six months following a change in control.

Robert Horton. The Company has entered into an offer letter agreement dated January 4, 2005, as amended on December 9, 2007 and December 31, 2008, with Mr. Horton, the Company’s Senior Vice President and General Counsel, which provides that if the Company terminates Mr. Horton other than for cause, or if the principal place of Mr. Horton’s employment is relocated more than 50 miles from Redwood City, California without his express written consent, he will be eligible to receive a severance payment equal to (i) six months of his then-current annual salary and (ii) six months of health benefits under COBRA. In addition, the offer letter provides that if, within six months following a change in control, Mr. Horton is terminated, constructively terminated or does not hold a comparable position, or if the principal place of Mr. Horton’s employment is relocated more than 50 miles from Redwood City, California without his express written consent, he will receive a severance payment equal to (i) 12 months of his then-current annual salary and (ii) 12 months of health benefits under COBRA, plus the greater of the equivalent of 12 months accelerated vesting or 50% of the remaining unvested shares subject to Mr. Horton’s outstanding stock options becoming immediately vested and exercisable. Mr. Horton will not have any unvested awards outstanding as of the Acceptance Time.

Additionally, from time to time, the Company has entered into restricted stock unit agreements with Mr. Horton that, depending on the date of grant, provide for either (i) 100% vesting acceleration or (ii) the greater of the equivalent of 12 months accelerated vesting or the acceleration of 50% of the remaining unvested shares if, in either event, Mr. Horton is terminated without cause or is constructively terminated, within six months following a change in control.

Yaki Avimor. The Company has entered into an employment agreement dated June 10, 2008, as amended on June 15, 2010, with Mr. Avimor, the Company’s Senior Vice President, R&D, which provides that if Mr. Avimor is terminated without his misconduct or constructively terminated, within six months following a change in control, (i) the greater of 12 months vesting or 50% of the then-unvested shares subject to his 2010 option grant to purchase 250,000 shares would become immediately vested and exercisable, and (ii) subject to execution of a release of claims, Mr. Avimor will receive a severance payment equal to 12 months of his then-current base salary. Should Mr. Avimor be terminated or be constructively terminated other than for his misconduct, other than within six months following a change in control, the offer letter provides for a severance payment equal to six months of his then-current base salary, subject to the execution of a release of claims. Additionally, the Company has entered into a restricted stock unit agreement with Mr. Avimor that provides for the greater of the equivalent of 12 months accelerated vesting or the acceleration of 50% of the remaining unvested shares if Mr. Avimor is terminated without cause or is constructively terminated, within six months following a change in control.

Bonus Agreements

In May 2011, at the request and direction of the compensation committee of the board of directors, the board’s independent compensation consultant undertook an analysis of the existing retention arrangements in place with BigBand’s executives in the face of a potential sale of the Company and the potential consequent job loss for those individuals. This analysis confirmed that BigBand’s executives had change in control arrangements that would pay the executives just above the 25th percentile of comparable arrangements for other recent sales of public companies (when measured as a percentage of the total transaction value). In light of this analysis, based on the recommendation of the compensation committee, the board concluded to increase the amounts payable in connection with the change in control arrangements for its executive officers to a level consistent with BigBand’s compensation philosophy, which is described under the heading “Compensation Discussion and Analysis” in the Information Statement attached hereto as Annex I.

As a result, the Company has entered into a bonus agreement with each of Amir Bassan-Eskenazi, Ravi Narula, Rajive Dhar, Robert Horton, Yaki Avimor and a certain key employee (each individual referred to herein as a “participant”), effective as of August 2, 2011 (each a “Bonus Agreement,” and collectively, the “Bonus Agreements”). Each Bonus Agreement will remain in effect through the 12 month anniversary of its effective date; provided, however, that if a change in control occurs when there are fewer than six months remaining during the term of each Bonus Agreement, the term of each Bonus Agreement will extend automatically for six months following the closing of the change in control. If any participant is or may become entitled to benefits pursuant to the terms of his Bonus Agreement, such Bonus Agreement will not terminate until all of the obligations under such Bonus Agreement have been satisfied. The Acceptance Time will constitute a change in control for purposes of each Bonus Agreement. Pursuant to the terms of each Bonus Agreement, upon a closing of a change in control and subject to the participant being employed with the Company on the closing, the participant will be eligible to receive a cash bonus payment, less applicable withholdings, equal to (i) 100% of the participant’s annual base salary as in effect immediately prior to the change in control, plus (ii) 100% of the participant’s target bonus as in effect for the year in which the change in control occurs (together, the “Change in Control Bonus Payment”), which is paid in two parts. First, subject to the participant’s continued employment with the Company on such date, 50% of the Change in Control Bonus Payment will be earned on the closing of the change in control and will be paid to the participant, less applicable withholdings, within 30 days of the closing. Second, subject to the participant’s continued employment with the Company (or any successor of the Company) through the six month anniversary of the closing (the “Anniversary Date”), 50% of the Change in Control Bonus Payment will be earned on the Anniversary Date and will be paid to the participant, less applicable withholdings, within 30 days of the Anniversary Date (the “Subsequent Bonus Payment”). Notwithstanding the foregoing, if following the closing of the change in control but prior to the Anniversary Date, the participant’s employment with the Company (or any successor of the Company) is terminated for reasons other than for cause or if the participant terminates his employment for good reason, then subject to the participant executing and not revoking a release of claims in favor of the Company (or any successor of the Company), the participant will be entitled to receive the Subsequent Bonus Payment, less applicable withholdings, within 30 days following the date of the participant’s termination of employment. The Change in Control Bonus Payment, if any, will be paid in addition to (and not in lieu of) any severance or other benefits that the participant may be entitled to receive pursuant to any employment agreement or offer letter between the participant and the Company. In the event the severance and other benefits provided for in the Bonus Agreement or otherwise payable to the participant constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would otherwise be subject to the excise tax imposed by the Code, then the participant’s benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of the benefits being subject to the excise tax, whichever of the foregoing amounts results in the receipt by the participant on an after-tax basis of the greatest amount of benefits. As a result of this bonus program, the executive officers were entitled to change in control compensatory arrangements projected to be at approximately the 50th percentile of market data, consistent with the Company’s compensation philosophy.

In addition to the Bonus Agreements discussed above, the Company also entered into retention bonus agreements with certain key employees (who are not directors or executives of the Company). These bonus agreements, effective August 2, 2011, provide for a cash payment equal to 100% of the key employee’s base salary as in effect immediately prior to a Change in Control (as defined in the bonus agreement) divided by either four or two, as provided in the applicable agreement, less applicable withholdings. The payment of the retention bonus is conditioned on the key employee’s continued employment with the Company (or any successor of the Company) through the six month anniversary of the closing of the Change in Control. Notwithstanding the foregoing, if the key employee is terminated following the closing of the Change in Control but prior to the six month anniversary date for reasons other than Cause (as defined in the bonus agreement), death, or disability, then subject to the key employee signing a release of claims against the Company (or any successor), the key employee will receive his or her retention bonus. Any retention bonus paid pursuant to the bonus agreements will be paid in addition to any severance or other benefits that the key employee may be entitled to receive as described in any applicable offer letter and/or employment agreement between the key employee and the Company. The Acceptance Time will constitute a Change in Control for purposes of each bonus agreement. In the event the severance and other benefits provided for in the bonus agreement or otherwise payable to the key employee constitute “parachute payments” within the meaning of Section 280G of the Code and would otherwise be subject to the excise tax imposed by the Code, then the key employee’s benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of the benefits being subject to the excise tax, whichever of the foregoing amounts results in the receipt by the key employee on an after-tax basis of the greatest amount of benefits.

The following table sets forth the estimated payments that would be owed to each of the Company’s executive officers (i) as of the Acceptance Time, assuming the Acceptance Time is November 21, 2011, and (ii) upon a qualifying termination. Severance and bonus payments have been calculated based on the executive officer’s current base salary and target bonus opportunity.

Payments to Executive Officers

Name	Benefit Type	Payment on the Acceptance Time ($)	Payment Upon a Qualifying Termination ($)
Amir Bassan-Eskenazi	Cash Severance(1)	—	412,000
	Change in Control Bonus Payment(2)	428,480	428,480
	Value of Continued Health Coverage(3)	—	15,843
	Value of Vested Company Options(4)	2,233,597	—
	Value of Company Option Acceleration(5)	—	—
	Value of Company RSU Acceleration(6)	577,732	577,732
	TOTAL	3,239,809	1,434,055
Ravi Narula	Cash Severance(1)	—	253,100
	Change in Control Bonus Payment(2)	202,480	202,480
	Value of Continued Health Coverage(3)	—	13,365
	Value of Vested Company Options(4)	2,142	—
	Value of Company Option Acceleration(5)	—	—
	Value of Company RSU Acceleration(6)	—	88,049
	TOTAL	204,622	556,994

Name	Benefit Type	Payment on the Acceptance Time ($)	Payment Upon a Qualifying Termination ($)
Rajive Dhar	Cash Severance(1)	—	255,000
	Change in Control Bonus Payment(2)	204,000	204,000
	Value of Continued Health Coverage(3)	—	—
	Value of Vested Company Options(4)	—	—
	Value of Company Option Acceleration(5)	—	—
	Value of Company RSU Acceleration(6)	—	332,715
	TOTAL	204,000	791,715
Robert Horton	Cash Severance(1)	—	275,000
	Change in Control Bonus Payment(2)	220,000	220,000
	Value of Continued Health Coverage(3)	—	13,365
	Value of Vested Company Options(4)	2,780	—
	Value of Company Option Acceleration(5)	—	—
	Value of Company RSU Acceleration(6)	—	246,485
	TOTAL	222,780	754,850
Yaki Avimor	Cash Severance(1)	—	229,292
	Change in Control Bonus Payment(2)	183,434	183,434
	Value of Continued Health Coverage(3)	—	—
	Value of Vested Company Options(4)	—	—
	Value of Company Option Acceleration(5)	—	—
	Value of Company RSU Acceleration(6)	—	46,667
	TOTAL	183,434	459,393

(1)	Represents the cash severance payments payable pursuant to the individual’s employment agreement or offer letter, as outlined and described above.
(2)	Represents the cash Change in Control Bonus Payment payable pursuant to the individual’s Bonus Agreement, as outlined and described above.
(3)	Represents the Company paid portion of COBRA premiums pursuant to the individual’s employment agreement or offer letter, as outlined and described above. Although Mr. Dhar is entitled to a Company-paid portion of continued health coverage following a qualifying termination, he currently has declined health coverage from the Company.
(4)	Represents the value of vested Company Options (that were vested notwithstanding the acceleration of Company Options immediately prior to the Acceptance Time) equal to (i) the number of shares subject to such Company Options, multiplied by (ii) the difference, if any, between the Offer Price of $2.24 per share and the exercise price of each Company Option. To the extent any executive officer holds Company Options with an exercise price greater than or equal to $2.24 per share, the executive will receive no consideration for such Company Options.
(5)	Represents the value of Company Options, the vesting of which will accelerate immediately prior to the Acceptance Time, equal to (i) the number of shares subject to such Company Options, multiplied by (ii) the difference, if any, between the Offer Price of $2.24 per share and the exercise price of each Company Option. All Company Options held by executive officers that will accelerate immediately prior to the Acceptance Time have an exercise price greater than or equal to $2.24 per share and the executive officers will receive no benefit from such acceleration and cancellation of such Company Options.
(6)	Represents the value of Company RSUs that will accelerate upon the Acceptance Time or a qualifying termination, as applicable, equal to (i) the number of shares subject to the accelerated Company RSUs, multiplied by (ii) the Offer Price of $2.24 per share.

See “Item 8. Additional Information—Information about Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain of the executive officers in connection with the Offer and completion of the Merger.

Indemnification and Insurance

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. BigBand’s certificate of incorporation contains a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended. Consequently, no director will be personally liable to BigBand or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to BigBand or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, BigBand’s certificate of incorporation and bylaws provide that BigBand is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, and may indemnify any of its employees or agents to the extent permitted by applicable law. BigBand’s bylaws also provide that BigBand must advance expenses incurred by a director or officer, and may advance expenses incurred by an employee or agent, in advance of the final disposition of any action or proceeding, and permit BigBand to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions in that capacity regardless of whether BigBand would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

BigBand has entered into separate indemnification agreements with each of its directors and officers. These agreements require BigBand, among other things, to indemnify each such director and officer against expenses (including attorneys’ fees), judgments, fines, and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual’s status or service as a director or officer of BigBand (other than such liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by BigBand. This description of the indemnification agreements entered into between BigBand and its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. BigBand also maintains directors’ and officers’ liability insurance that insures BigBand’s directors and officers against certain losses and insures BigBand with respect to its obligations to indemnify its directors and officers.

In the Merger Agreement, the surviving corporation of the Merger and its subsidiaries have agreed to (and ARRIS, to the extent of any value it or any of its other subsidiaries receives from the surviving corporation of the Merger or any of its subsidiaries from and after the Effective Time, has agreed to cause the surviving corporation of the Merger and its subsidiaries, to) honor and fulfill in all respects the obligations of BigBand and its subsidiaries under any and all agreements for indemnification between BigBand or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of BigBand or any of its subsidiaries prior to the Acceptance Time. In addition, for a period commencing at the Acceptance Time and ending six years following the Effective Time, the surviving corporation of the Merger and its subsidiaries will (and ARRIS will cause the surviving corporation of the Merger and its subsidiaries to) cause the certificate of incorporation and bylaws (or other similar organizational documents) of the surviving corporation of the Merger and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of BigBand and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any manner except as required by applicable law.

During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation of the Merger and its subsidiaries will (and ARRIS, to the extent of any value it or any of its other subsidiaries receives from the surviving corporation of the Merger or any of its subsidiaries from and after the Effective Time, has agreed to cause the surviving corporation of the Merger and its subsidiaries to) indemnify and hold harmless each current or former director and officer of BigBand and any person who becomes a director or officer of BigBand or any of its subsidiaries prior to the Acceptance Time, from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of BigBand or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

The surviving corporation of the Merger has agreed to, and ARRIS has agreed to cause the surviving corporation of the Merger to, maintain in effect for six years following the Effective Time BigBand’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, to the extent that annual premiums of such liability insurance do not exceed 200% of the amount paid by BigBand for coverage for its last full fiscal year (the “Maximum Annual Premium”). If the annual premiums for such insurance would exceed the Maximum Annual Premium, ARRIS and the surviving corporation of the Merger will obtain a policy with the greatest coverage available at a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, BigBand will purchase, to the extent available for purchase, a six-year “tail” prepaid policy on the D&O Insurance at a cost not to exceed, as a single premium, the Maximum Annual Premium. In the event that BigBand purchases such a “tail” policy prior to the Effective Time, the surviving corporation of the Merger will (and ARRIS will cause the surviving corporation of the Merger to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of ARRIS and the surviving corporation of the Merger described in the first sentence of this paragraph for so long as such “tail” policy is maintained in full force and effect.

Representation on BigBand’s Board of Directors

The Merger Agreement provides that, effective upon the Acceptance Time, ARRIS will be entitled to designate up to the number of directors to the board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares beneficially owned by ARRIS and Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Following a request by ARRIS, BigBand will, to the extent permitted by applicable law and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals designated by ARRIS to be elected or appointed to the board of directors, including (at the election of ARRIS) either by increasing the size of the board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals designated by ARRIS to be elected or appointed to the board.

Notwithstanding the foregoing, until the Effective Time, BigBand will use its commercially reasonable efforts to cause the board of directors to always have at least two directors who were directors as of the date of the Merger Agreement, who are not employed by BigBand and who are not affiliates, employees or designees of ARRIS or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of NASDAQ. As a result, ARRIS will have the ability to designate a majority of the board of directors following the consummation of the Offer.

(b) Arrangements with ARRIS or Purchaser

Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Voting Agreement. ARRIS and Purchaser have entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with certain of BigBand’s largest stockholders, RedPoint Omega Associates, LLC, Redpoint Omega, LLC, Redpoint Associates I, LLC, Redpoint Technology Partners A-1, L.P., Redpoint Technology Partners Q-1, L.P., Redpoint Ventures I, L.P. and ValueAct SmallCap Master Fund, L.P. The summary of the Tender and Voting Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference to provide information regarding its terms.

Confidentiality Agreement. On November 19, 2010, ARRIS and BigBand entered into a Confidentiality Agreement (the “Confidentiality Agreement”), which governs the disclosure of any confidential information concerning the other party to other persons. The summary of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference to provide information regarding its terms.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with BigBand’s legal and financial advisors, at a meeting held on October 10, 2011, the board of directors unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interest of and are fair to BigBand and BigBand’s stockholders, (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) recommended that the stockholders of BigBand accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of BigBand adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that BigBand’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

A letter to stockholders communicating the board of directors’ recommendation and the joint press release issued by BigBand and ARRIS announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background.

As part of the ongoing evaluation of BigBand’s business, the board of directors and members of the senior management regularly review and assess opportunities to achieve long-term strategic goals, including, among other things, partnerships or other strategic relationships to grow BigBand’s business and operations, potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and investments, and other strategic alternatives.

To this end, representatives of BigBand have engaged in discussions from time to time with representatives of potentially interested parties, including ARRIS, regarding potential business combination transactions or other strategic relationships. BigBand and ARRIS had preliminary discussions regarding the acquisition of BigBand by ARRIS beginning in late 2008. These discussions included executives from BigBand and ARRIS, as well as representatives from BigBand’s financial advisor , Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), BigBand’s outside counsel, ARRIS’ financial advisor, and Troutman Sanders LLP (“Troutman Sanders”), ARRIS’ outside counsel. However, following preliminary due diligence sessions and further discussion of preliminary terms of a transaction, ARRIS terminated these discussions in March 2009.

Subsequently, in October 2009, representatives of Party A and BigBand met to discuss a possible transaction. However, shortly after the meeting, Party A terminated further discussions regarding a possible acquisition of BigBand.

From time to time in 2010 and 2011, the board of directors and management of BigBand evaluated several potential acquisition opportunities. As part of its evaluation, the board and management considered the competitive landscape, and believed that by scaling BigBand’s operations and broadening BigBand’s technology and products, BigBand could enhance stockholder value. In furtherance of this strategy, on February 15, 2010, the board of directors met to review and consider a possible acquisition of a company. Management presented a strategic review of the company, its technology and opportunities, as well as a financial analysis of the proposed acquisition. Following this strategic discussion, throughout 2010 management analyzed three potential acquisitions, in the process preparing and submitting letters of intent to acquire these companies and performing preliminary due diligence with respect to these companies. BigBand, however, was not able to reach a definitive agreement to acquire any of these companies.

On February 22, 2010, Amir Bassan-Eskenazi, President and Chief Executive Officer of BigBand, had a telephone conversation with a senior executive of Party B to discuss potential opportunities for the two companies to collaborate on technology and product development to compete more effectively in the market. Representatives of the two companies had subsequent meetings and discussions over the next year regarding the possibility of collaborations and partnerships, and in some of those discussions the possibility of a business combination transaction was mentioned but not discussed in detail.

On March 5, 2010, ValueAct SmallCap Master Fund (“ValueAct”), an investment fund, disclosed in a public filing with the SEC that it had acquired beneficial ownership of approximately 6.3% of the outstanding common stock of BigBand. Following this disclosure, David J. Lockwood of ValueAct contacted Mr. Bassan-Eskenazi and other board members to express his interest in being appointed to the board of directors.

On July 28, 2010, Mr. Lockwood was appointed to the board of directors, and ValueAct entered into a standstill agreement with BigBand. At the time ValueAct entered into the standstill agreement, its ownership of BigBand’s shares had increased to approximately 14.8%. The standstill agreement, which remains in effect, prohibits, among other things, ValueAct from purchasing additional shares of BigBand common stock or seeking to effect an acquisition of BigBand during the term of the standstill agreement.

At a meeting of the board of directors on August 11, 2010, the board established a special committee on strategic alternatives (with Mr. Lockwood acting as its chairman) to, among other things, assess mergers and acquisitions opportunities and meet with, select and engage a financial advisor to assist the board in these efforts.

On November 3, 2010, with the approval of the special committee on strategic alternatives, BigBand formally engaged the same financial advisor which it had previously engaged to help it evaluate BigBand’s strategic alternatives (the prior engagement with this financial advisor having previously been terminated).

The board of directors held a meeting on November 10, 2010. During this meeting, representatives of BigBand’s financial advisor provided a review of the telecommunications equipment sector and BigBand’s current financial situation, as well as an overview of the strategic alternatives available to BigBand (including remaining a standalone company, pursuing potential acquisitions or strategic business combination transactions, or soliciting interest in a potential sale of the Company). The board of directors evaluated these strategic alternatives in light of BigBand’s then-current financial condition and prospects and the potential adverse impact on management’s time and attention of a further exploration of strategic alternatives. Following deliberation, the board discussed the benefits of continuing with the execution of BigBand’s long-term strategic operating plan and determined not to pursue a potential acquisition of another company or a sale of the Company at that time.

On December 3, 2010, the board of directors convened a regularly scheduled meeting. Towards the end of this meeting, Mr. Lockwood requested the board to waive the terms of the standstill agreement between ValueAct and BigBand in order to allow ValueAct to conduct due diligence for the purpose of submitting an indication of interest in acquiring all of the outstanding shares of BigBand common stock it did not already own at that time. At a meeting on December 14, 2010, the board of directors considered Mr. Lockwood’s request. Representatives of WSGR advised the board with respect to certain considerations that should be taken into account in evaluating a potential sale of the Company, including reviewing BigBand’s prospects as a standalone company. After discussion, the board instructed management to review and update its existing multi-year financial model to facilitate the board’s evaluation of BigBand’s stand-alone valuation. At that time,

Mr. Lockwood reiterated ValueAct’s preliminary interest in acquiring all of the outstanding shares of BigBand common stock it did not already own at that time at a substantial premium to the then current trading price of BigBand’s stock of around $2.80 per share. Based on Mr. Lockwood’s expression of ValueAct’s interest in pursuing a transaction on that basis, the board of directors authorized ValueAct to conduct limited due diligence on BigBand in order to enable ValueAct to prepare a more definitive indication of interest that could be evaluated by the board of directors. In order to further facilitate a potential transaction, the board also authorized ValueAct to enter into discussions with Redpoint Ventures, BigBand’s largest stockholder, regarding the possibility of ValueAct and Redpoint Ventures making a joint proposal to acquire the Company.

Over the next two weeks, representatives of ValueAct conducted due diligence on BigBand through several meetings and discussions with BigBand management.

On January 9, 2011, the board of directors convened a meeting to receive and then to consider ValueAct’s preliminary indication of interest in acquiring all of the outstanding shares of BigBand common stock it did not already own at that time. Mr. Lockwood outlined ValueAct’s interest in a transaction to purchase the remaining shares for a range of prices that reflected a premium to the then current market price of BigBand’s stock, subject to the completion of detailed due diligence, entering into appropriate arrangements to retain certain key officers of BigBand, and certain key customers of BigBand indicating their willingness to enter into a strategic relationship with BigBand. Following Mr. Lockwood’s presentation, the independent directors (excluding Mr. Lockwood) met in executive session to discuss ValueAct’s preliminary indication of interest. The independent directors noted that the indication of interest appeared to be very preliminary, and expressed concerns regarding the ability to satisfy the specified contingencies. In connection with this discussion, the independent directors also considered other strategic alternatives, including continuing with BigBand’s existing strategic operating plan and initiating an active process to seek a third party to acquire BigBand. The independent directors considered the benefits and risks of each of these strategic alternatives, including the benefits and risks of pursuing several of the alternatives simultaneously. At the request of the independent directors, BigBand’s management team (including the directors who are executives of BigBand) then returned to the meeting and BigBand’s financial advisor presented a preliminary financial analysis of BigBand, including a preliminary valuation analysis based upon financial forecasts which had previously been provided by management. After further discussion, Mr. Lockwood returned to the meeting, at which time Michael J. Pohl, the Chairman of the board of directors, conveyed the independent directors’ determination to decline ValueAct’s preliminary indication of interest or the other strategic alternatives considered and to continue with BigBand’s existing strategic operating plan. The independent directors expressed their intent to continue to monitor BigBand’s progress against its existing strategic operating plan and to revisit ValueAct’s preliminary indication of interest under developing circumstances.

On January 14, 2011, the independent directors met in executive session. During this session, Mr. Lockwood expressed ValueAct’s willingness to make a preliminary proposal to acquire all of the shares of BigBand common stock it did not already own at that time for $4.00 per share, subject to due diligence (the closing price of BigBand’s stock on January 13, 2011 was $2.81 per share). The independent directors requested that Mr. Lockwood leave the meeting temporarily to enable the remainder of the board to discuss Mr. Lockwood’s reiterated expression of interest. Following this discussion, the independent directors advised Mr. Lockwood that it had previously determined on January 9, 2011 to reject ValueAct’s preliminary indication of interest and continue with BigBand’s existing strategic operating plan, but would be willing to reconsider ValueAct’s proposal at a subsequent meeting.

The board of directors met again on January 23, 2011 to further discuss ValueAct’s reiterated preliminary indication of interest. The meeting began with a presentation by management of the financial forecasts contained in its multi-year financial model. Following management’s presentation, the board discussed the risks inherent in management’s financial forecasts, including the rate of adoption of BigBand’s new products and BigBand’s ability to expand sales channels. The board then discussed conversations between Mr. Pohl and Mr. Lockwood with respect to ValueAct’s preliminary indication of interest, which clarified certain aspects of ValueAct’s indication of interest, including one of ValueAct’s contingencies—that as part of any transaction, certain key customers of BigBand indicate their willingness to enter into a strategic relationship with BigBand. Representatives of WSGR then discussed with the board its fiduciary duties in the context of evaluating ValueAct’s preliminary indication of interest, as well as potential responses to ValueAct’s preliminary indication of interest, including the exploration of other strategic alternatives in conjunction with or in lieu of entering into discussions with ValueAct regarding its preliminary indication of interest. Mr. Bassan-Eskenazi and other members of management then expressed their views with respect to ValueAct’s preliminary indication of interest in light of BigBand’s existing strategic operating plan, noting that BigBand was in the midst of a sensitive new product sales and technical initiative that could be adversely disrupted if a potential transaction involving BigBand were disclosed to BigBand’s customers. After further deliberation, the board of directors determined to further explore ValueAct’s preliminary indication of interest, provided that ValueAct would (1) express a willingness to meaningfully increase its proposed price, (2) agree not to contact existing or potential customers regarding a potential strategic partnership without board supervision and participation, and (3) agree not to publicly disclose its discussions with BigBand unless and until the parties made further progress on a potential transaction. The board was concerned that contacting customers prior to the announcement of any transaction with ValueAct carried significant risk of upsetting existing customer relationships that could irreparably harm BigBand and its ability to execute its strategic operating plan if ultimately BigBand and ValueAct were unable to consummate a transaction.

On January 26, 2011, Mr. Pohl and another representative of BigBand contacted Mr. Lockwood to communicate the determinations that the board of directors made on January 23, 2011 with respect to ValueAct’s preliminary indication of interest. Mr. Lockwood informed Mr. Pohl and the other BigBand representative that ValueAct was willing to move forward with a potential transaction on the conditions that the board of directors outlined, but ValueAct was not willing to commit to meaningfully increase its proposed price of $4.00 per share until ValueAct had been given the opportunity to engage in discussions with two key customers regarding their willingness to enter into a potential strategic partnership with BigBand. Based on the board’s concerns about the potential impact of such discussions on the Company’s strategic operating plan, the discussions with ValueAct with respect to a potential transaction were terminated. Over the next month, Mr. Lockwood expressed his concerns (as a director) to the board about the strategic direction of BigBand and its declining financial performance, which were then reviewed and discussed in ensuing board meetings.

On March 16, 2011, following a call from Robert J. Stanzione, Chairman of the Board of Directors, President and Chief Executive Officer of ARRIS, to Mr. Bassan-Eskenazi seeking an update on the readiness of BigBand’s new QAM product as well as the willingness of BigBand’s board to consider a strategic transaction, Mr. Bassan-Eskenazi and another representative of BigBand provided a general update with respect to BigBand to Mr. Stanzione and other representatives of ARRIS. On March 23, 2011, representatives of BigBand and Party B had a preliminary discussion to explore the possibility of a business combination transaction involving BigBand and Party B.

On March 25, 2011, the board of directors held a meeting to review, among other things, the various strategic partnering discussions, including from the discussions with ARRIS and Party B regarding their interest in a potential acquisition of BigBand. The board of directors requested management to work with its financial advisor to analyze the best manner in which to respond to the interest from ARRIS and Party B.

On April 4, 2011, Mr. Bassan-Eskenazi and other representatives of BigBand had preliminary discussions with Mr. Stanzione and other representatives of ARRIS during which they provided a general business update with respect to BigBand in order to facilitate an evaluation of a potential business combination transaction. Between April 4, 2011 and May 16, 2011, Messrs. Bassan-Eskenazi and Stanzione had several additional follow-up discussions regarding a potential transaction.

On April 14, 2011, the board of directors held a meeting to consider matters related to a potential sale of the Company in light of the preliminary inquiries BigBand had received from ARRIS and Party B. Representatives of BigBand’s financial advisor presented a preliminary valuation analysis, including an updated set of the financial forecasts and multi-year financial model prepared by management and a comparison against the financial forecasts contained in the multi-year financial model reviewed at the board meeting on January 23, 2011. The board of directors again discussed the difficulties BigBand was experiencing in gaining market adoption of BigBand’s new products and expanding BigBand’s sales channels, and the negative impact these difficulties had on BigBand’s ability to meet its internal bookings forecasts. After discussion, the board directed management to provide an analysis of the changes in the current financial forecasts from the forecasts previously reviewed at the board meeting held on January 23, 2011.

On April 29, 2011, the board of directors met again to review management’s updated financial forecasts, which were substantially lower than the financial forecasts that were presented to the board at the January 23 board meeting. Mr. Bassan-Eskenazi led the board through an overview of management’s updated financial forecasts as compared to the financial forecasts previously reviewed at the board meeting held on January 23, 2011. During discussion, the board of directors discussed the risks of BigBand’s ability to achieve management’s current financial forecasts in light of the status of products under development as well as certain changes in the industry product standards and the nascent development status of the BigBand’s efforts to penetrate certain international markets. Following discussion, the board of directors directed management to proceed with its discussions with both ARRIS and Party B with respect to a possible acquisition of BigBand by either of those two companies, and to further work with BigBand’s financial advisor in support of this effort.

On or about May 5, 2011, Mr. Pohl met with Mr. Stanzione to further discuss a possible acquisition of BigBand by ARRIS. Following this meeting, on May 13, 2011, BigBand and ARRIS confirmed the continuation of the confidentiality agreement that they had previously entered into, and on May 16, 2011, Mr. Bassan-Eskenazi and other representatives of BigBand met with Mr. Stanzione and other representatives of ARRIS, during which meeting representatives of BigBand shared information about BigBand with representatives of ARRIS to facilitate ARRIS’ evaluation of a possible acquisition of BigBand.

In addition, on May 16, 2011, Party B entered into a confidentiality agreement with BigBand. The next day, on May 17, 2011, Mr. Bassan-Eskenazi and other representatives of BigBand met with representatives of Party B, during which meeting representatives of BigBand shared information about the company with representatives of Party B to facilitate Party B’s evaluation of a possible acquisition of BigBand.

On May 19, 2011, there was a regularly scheduled meeting of the board of directors. During this meeting, BigBand management provided its updated financial outlook for BigBand for the second half of 2011. In particular, management noted that, while it was committed to executing its way back to profitability, the ability to execute on the long-term plan was contingent upon successful technology development, the creation of new market channels, the successful integration of acquisitions necessary to create a more diverse product portfolio and the ability to retain key employees.

In May 2011, at the request of Mr. Lockwood and the direction of the compensation committee of the board of directors, the board’s independent compensation consultant undertook an analysis of the existing retention arrangements in place with BigBand’s executives in the face of a potential sale of the Company and the potential consequent job loss for those individuals. This analysis confirmed that BigBand’s executives had change in control arrangements that would pay the executives just above the 25th percentile of comparable arrangements for other recent sales of public companies (when measured as a percentage of the total transaction value). In light of this analysis, the compensation committee concluded to recommend to the board to increase the amounts payable in connection with the change in control arrangements for its executive officers to a level consistent with BigBand’s compensation philosophy, which is described under the heading “Compensation Discussion and Analysis” in the Information Statement attached hereto as Annex I.

On June 3, 2011, the board of directors met again to receive an update on the status of discussions with ARRIS and Party B. Management provided an update regarding the continued interest from ARRIS and Party B regarding a potential acquisition of BigBand, but noted that in none of the discussions with ARRIS or Party B regarding a potential acquisition had either party indicated a potential valuation for BigBand. In addition, the board of directors discussed whether to retain a new financial advisor in light of the departure from BigBand’s existing financial advisor of the point person providing financial advice to BigBand’s board. As a result of such discussion, the board approved the engagement of Centerview Partners LLC (“Centerview”) to serve as BigBand’s financial advisor going forward in connection with evaluating strategic alternatives.

In addition, at the June 3 board meeting, the independent directors met in executive session and considered a proposal by the compensation committee of the board of directors to award a transaction-based bonus to certain executives and key employees to be identified by the compensation committee. After discussion, including the analysis performed by the board’s independent compensation consultant, the board approved the award of certain transaction-based bonus arrangements, which are summarized in Item 3 under the heading “Bonus Agreements.”

On June 6, 2011, Mr. Bassan-Eskenazi had a discussion with a senior executive of Party B to further explore a possible acquisition of BigBand by Party B.

On June 7, 2011, BigBand formally engaged Centerview to be BigBand’s financial advisor in connection with a potential sale of the Company. Following its formal engagement, Centerview began to contact six additional companies that the board of directors and senior management authorized and directed Centerview to approach in order to ascertain their interest in making a proposal to acquire BigBand because these companies were believed to be the most likely to be interested in acquiring BigBand. Several of these companies declined to pursue a transaction with BigBand. Representatives of BigBand had preliminary discussions with representatives of the remaining companies separately over the next month regarding a possible acquisition of BigBand, but all of these companies ultimately determined not to pursue a transaction with BigBand.

On June 13, 2011, Mr. Bassan-Eskenazi and other representatives of BigBand met with representatives of ARRIS to provide additional information about BigBand in order to facilitate ARRIS’ evaluation of a potential acquisition of BigBand. Subsequent to the meeting, between June 13, 2011 and August 19, 2011, representatives of BigBand continued to provide preliminary information to ARRIS, which ARRIS used to continue to evaluate a possible transaction. In addition, representatives of ARRIS and BigBand had several follow up discussions regarding the information provided by BigBand.

On June 29, 2011, the board of directors convened for a regularly scheduled meeting. During this meeting, representatives of Centerview described the status of discussions with ARRIS, Party B and the other companies that Centerview had contacted regarding a possible acquisition of BigBand. In connection with this discussion, the board of directors reviewed management’s current financial forecasts contained in the multi-year financial model in light of risks in the business associated with the development of international markets for BigBand’s products, certain evolving industry standards, and the market adoption of BigBand’s new products that were not reflected in management’s previous financial forecasts or multi-year financial model. Following discussion, the board of directors requested management to update, and perform a sensitivity analysis on, management’s financial forecasts and multi-year financial model in light of these risks to enable Centerview to provide the board with a risk-adjusted valuation for comparison purposes.

On July 7, 2011, Party B submitted a preliminary, non-binding term sheet to acquire BigBand for approximately $2.37 per share in cash. The term sheet included various assumptions and conditions, including an assumption with respect to BigBand’s cash burn prior to closing, the satisfactory completion of due diligence by Party B prior to execution of a definitive agreement between the parties, and a closing condition that Party B secure appropriate financing to effectuate a transaction. In addition, Party B requested an exclusive negotiation period of 60 days from BigBand.

On July 21, 2011, the board of directors convened a meeting to discuss matters related to a potential acquisition of BigBand. In connection with this discussion, management presented an updated set of financial forecasts that took into account the risks in the business that were identified by the board during the meeting that took place on June 29, 2011. After consideration of the updated set of financial forecasts (which were below the internal bookings forecasts for the second quarter of 2011), the recent negative developments in potential customer bookings and the increasingly competitive landscape for BigBand’s core products, the board of directors requested management to further update its financial forecasts to account for these risks in the business. After this request, representatives of Centerview provided the board with a summary of the preliminary, non-binding term sheet submitted by Party B and reviewed the status of discussions with the other parties contacted by Centerview, noting for the board which of these other parties had declined to pursue a transaction. The board then evaluated Party B’s term sheet and instructed Centerview to communicate the board’s determination that it would not consider any acquisition proposal from Party B that contained a financing condition because of the risks associated with failing to consummate a publicly announced transaction.

After the July 21 board meeting, Centerview contacted Party B to communicate the board’s unwillingness to consider a term sheet from Party B that included a financing condition. On July 27, 2011, Party B withdrew its term sheet and declined to pursue a transaction with BigBand.

On August 1, 2011, representatives of BigBand had further discussions with representatives of ARRIS during which they provided additional information about BigBand in order to facilitate ARRIS’ evaluation of a potential acquisition of BigBand.

On August 3, 2011, the board of directors met to give further consideration to management’s financial forecasts contained in the multi-year financial model. Management presented an updated set of financial forecasts to account for the competitive risks in the business, which the board had requested during the July 21 meeting. After discussion, the board of directors approved this updated set of financial forecasts, and authorized and requested Centerview to use this set of financial forecasts as the basis for conducting a valuation analysis of BigBand. This set of financial forecasts is summarized below in the section entitled “Financial Forecasts.”

On August 16, 2011, the board of directors met to consider other strategic alternatives that may be available to BigBand. Mr. Lockwood led the board through the consideration of an alternative business model built around leveraging BigBand’s patent portfolio to establish a new telecommunications-based defensive patent aggregator. In addition, a representative of a patent valuation firm delivered a presentation on the BigBand patent portfolio. Following discussion, the board resolved to engage the patent valuation firm to conduct a thorough evaluation of BigBand’s patent portfolio.

On August 19, 2011, ARRIS submitted a written, non-binding proposal to acquire BigBand for $1.75 to $2.00 per share in cash. ARRIS’ proposal was subject to due diligence and to BigBand agreeing to an exclusive negotiation period of unspecified duration.

On August 23, 2011, the board of directors met to review and consider ARRIS’ acquisition proposal. Representatives of Centerview summarized the terms of ARRIS’ acquisition proposal for the board and presented its preliminary financial analysis of ARRIS’ acquisition proposal and its preliminary valuation analysis of BigBand. In addition, Centerview again reviewed with the board the status of discussions with the other parties contacted by Centerview, noting for the board which of these parties had declined to pursue a transaction, and also raised the possibility of contacting two other potentially interested parties to determine if they would be interested in exploring a possible acquisition of BigBand. In connection with this discussion, at the request of the board of directors, management presented the board with an analysis of the amount that BigBand stockholders could receive per share if all of BigBand’s assets were liquidated and distributed to BigBand stockholders. After discussion, the board directed Centerview to respond to ARRIS’ offer with a counter-proposal to acquire BigBand for $2.75 per share in cash. The board also instructed Centerview to contact certain IP licensing firms to assess their interest in acquiring BigBand’s patent portfolio.

Shortly after the August 23, 2011 board meeting, representatives of Centerview contacted representatives of ARRIS and ARRIS’ financial advisor and communicated the board’s counter-proposal of $2.75 per share in cash. In communicating the counterproposal, Centerview emphasized that the value of BigBand’s intellectual property and the ability for ARRIS to utilize BigBand’s net operating losses substantiated the increase in the offer to $2.75 per share.

Between August 23 and September 1, 2011, BigBand continued to provide ARRIS with additional information in connection with its due diligence review.

On or about September 1, 2011, representatives of ARRIS communicated to representatives of BigBand a revised proposal to acquire BigBand for $2.25 per share in cash. Subsequent to communicating the revised offer, BigBand provided ARRIS with additional information regarding the potential net operating losses that could be utilized by ARRIS. ARRIS indicated, however, that the use of such net operating losses had already been figured into ARRIS’ increased proposal price of $2.25 per share.

On September 9, 2011, the board of directors met to review and consider ARRIS’ revised proposal to acquire BigBand for $2.25 per share in cash. In connection with its evaluation of ARRIS’ revised proposal, the board discussed a potential liquidation of BigBand as an alternative to a sale of the Company. The board considered the valuation analysis of BigBand’s patent portfolio that BigBand’s patent valuation firm had prepared, and the lack of certainty with respect to the price that BigBand could receive if it were to sell its patent portfolio to a third party. In this regard, the board observed that after the August 23 board meeting, representatives of BigBand and Centerview had contacted five IP licensing firms to assess their interest in acquiring BigBand’s patent portfolio. None of these firms were willing to pursue substantive discussions regarding such an acquisition or were willing to enter into a standard non-disclosure agreement before BigBand entered into an exclusive negotiation period with ARRIS as described below. Following discussion, the board determined that it was in the best interests of BigBand and its stockholders to respond to ARRIS’ revised proposal with a counter-proposal of $2.50 per share in cash, and instructed Mr. Bassan-Eskenazi to contact Mr. Stanzione to communicate the board’s counter-proposal. In addition, the board instructed Mr. Bassan-Eskenazi to contact an additional company, Party C, which had previously been considered by the board and management and Centerview, to determine whether Party C had any interest in exploring a possible acquisition of BigBand at this time. Finally, the board asked Mr. Lockwood to contact another IP licensing firm to gauge its interest in acquiring BigBand’s patent portfolio. Subsequently, Mr. Lockwood contacted this other IP licensing firm, which did not express a willingness to pursue substantive discussions regarding such an acquisition on the timeline requested by BigBand.

After the board meeting adjourned, Mr. Bassan-Eskenazi contacted Mr. Stanzione and presented the board’s counter-proposal of $2.50 per share in cash.

On September 10, 2011, representatives of BigBand called representatives of ARRIS to discuss the timing of ARRIS’ confirmatory due diligence process and ARRIS outlined its due diligence requirements.

On September 12, 2011, ARRIS submitted a written, non-binding proposal to acquire BigBand for $2.38 per share in cash. ARRIS’ proposal was subject to the completion of confirmatory due diligence and having support agreements in place with Redpoint Ventures and ValueAct, BigBand’s two largest stockholders that collectively own approximately 31.4% of the outstanding BigBand common stock. ARRIS’ proposal was also subject to BigBand agreeing to an exclusive negotiation period of four weeks.

In addition, on September 12, 2011, Mr. Bassan-Eskenazi contacted a senior executive of Party C to inquire whether Party C had any interest in exploring a possible acquisition of BigBand at this time. During this conversation, Mr. Bassan-Eskenazi emphasized the importance of the Party C senior executive contacting him as soon as possible if Party C had any such interest. However, subsequent to this brief conversation, Mr. Bassan-Eskenazi was not contacted by Party C.

On September 12, 2011, the board of directors met to review and consider ARRIS’ proposal to acquire BigBand for $2.38 per share in cash. As part of this discussion, Mr. Bassan-Eskenazi provided an update on his discussions with Mr. Stanzione, as well as his brief conversation with a representative of Party C earlier that day. Following a review of the material terms of the written proposal by a representative of WSGR, the board approved engaging in exclusive negotiations at a price of $2.38 per share.

On September 15, 2011, BigBand entered into an agreement with ARRIS pursuant to which BigBand agreed to a shortened exclusive negotiation period with ARRIS until September 30, 2011. In addition, representatives of BigBand sent representatives of ARRIS an initial draft of a merger agreement.

On September 17, 2011, representatives of WSGR sent representatives of Troutman Sanders an initial draft of a tender and voting agreement to which Redpoint Ventures and ValueAct would be a party.

Subsequently, on September 19, 2011, BigBand made available to representatives of ARRIS an electronic data room consisting of documents that would enable ARRIS to complete its confirmatory due diligence.

On September 21, 22, 26 and 27, 2011, representatives of BigBand met with representatives of ARRIS, during which BigBand management presented detailed product, technology and financial information regarding BigBand. During this time, representatives of BigBand, ARRIS, their respective financial advisors, WSGR and Troutman Sanders continued to negotiate the terms of the merger agreement and the tender and voting agreement. These negotiated terms included, among other terms and conditions, the amount of the termination fee payable by BigBand under specified circumstances. Representatives of Troutman Sanders conveyed ARRIS’ initial request of a termination fee equal to 4% of BigBand’s equity value in the transaction, which representatives of WSGR and BigBand rejected and countered with a lower amount.

On September 30, 2011, there was a meeting of the board of directors. During this meeting, management presented the board with its estimate of selected third quarter financial data, which included lower bookings than those had previously been expected. Centerview then outlined its preliminary analysis of the impact of these reduced bookings estimates on Centerview’s previously-presented preliminary valuation work. Management also provided an update with respect to ARRIS’ ongoing due diligence. In addition, representatives of WSGR presented a summary of the terms of the proposed merger agreement and tender and voting agreement.

On October 3, 2011, Mr. Stanzione contacted Mr. Bassan-Eskenazi and stated that ARRIS was revising its acquisition proposal from $2.38 per share to $2.10 per share in cash, but that its proposal was otherwise on the same terms as its previous acquisition proposal, including being conditioned upon each of Redpoint Ventures and ValueAct entering into a tender and voting agreement in support of the acquisition. Mr. Stanzione stated that the price reduction was primarily due to the reduced customer bookings recorded by BigBand in the third quarter as well as the forecasts that had been provided by BigBand for the second half of 2011 and 2012, which were materially lower than the financial forecasts that BigBand had made available to ARRIS prior to entering into the exclusivity agreement on September 15, 2011. In connection with the revised proposal, representatives of Troutman Sanders sent a revised merger agreement, which proposed a termination fee payable by BigBand under certain circumstances equal to $5.5 million.

On October 4, 2011, the board of directors met to review and consider ARRIS’ revised acquisition proposal. Mr. Bassan-Eskenazi summarized for the board his conversation with Mr. Stanzione. In addition, Centerview presented a preliminary financial analysis with respect to ARRIS’ revised acquisition proposal. In connection with its evaluation of ARRIS’ revised acquisition proposal, the board discussed a possible liquidation of BigBand as an alternative to an acquisition by ARRIS. In discussing the liquidation alternative, Mr. Lockwood expressed his view that a liquidation of BigBand had the potential to yield approximately $3 per share. Several other board members expressed their views that BigBand was unlikely to achieve the full value for the assets (as Mr. Lockwood had assumed) when undertaking a liquidation because the value of its assets would likely be impaired when pursuing a liquidation, and because consummating a full liquidation would likely take a long period of time, and consequently they concluded the certainty of an acquisition by ARRIS outweighed the risks associated with a liquidation strategy. In particular, several board members and senior management expressed skepticism about the ability to realize the same value for the Company’s patent portfolio as Mr. Lockwood had assumed. After further deliberation of ARRIS’ revised acquisition proposal and other strategic alternatives available to BigBand, the board unanimously resolved to reject ARRIS’ proposal of $2.10 per share. In addition, the board resolved to direct management and Centerview to counter ARRIS’ $2.10 per share proposal with a $2.24 per share proposal, with Mr. Lockwood dissenting on this counter-proposal. At this time, the board was advised that the proposed $5.5 million termination fee payable by BigBand under specified circumstances was equal to approximately 3.2% of BigBand’s equity value in the transaction, which was within the range of termination fees payable by target companies in transactions of this nature.

On October 5, 2011, Mr. Bassan-Eskenazi conveyed to Mr. Stanzione the board’s determinations with respect to ARRIS’ acquisition proposal of $2.10 per share.

On October 6, 2011, Mr. Stanzione contacted Mr. Bassan-Eskenazi and informed him that ARRIS had agreed to revise its acquisition proposal to $2.24 per share in cash, but that it was ARRIS’ “best and final” offer and that the offer would still be conditioned upon the board of directors unanimously recommending the offer to BigBand stockholders and each of Redpoint Ventures and ValueAct entering into a tender and voting agreement in support of the acquisition.

On October 7, 2011, the board of directors met to review and consider ARRIS’ revised acquisition proposal. Mr. Bassan-Eskenazi began by summarizing for the board his conversation with Mr. Stanzione and the revised acquisition proposal from ARRIS. The board of directors then discussed the strategic alternatives available to BigBand, including remaining a stand-alone public company or liquidating its assets. After deliberation, the board of directors unanimously resolved to proceed with ARRIS’ revised proposal to acquire BigBand for $2.24 per share.

Over the next several days, representatives of WSGR and Troutman Sanders finalized the terms of the definitive merger agreement and tender and voting agreement.

On October 10, 2011, the board of directors convened a special meeting. At this meeting, representatives of Centerview presented its final financial analysis of ARRIS’ acquisition proposal of $2.24 per share and then delivered its oral opinion, which was subsequently confirmed in a written opinion dated October 10, 2011, that as of the date of the written opinion, and based upon and subject to the various assumptions and limitations set forth in the written opinion, the $2.24 per Share consideration to be paid in cash to the holders of shares of BigBand common stock (other than shares of BigBand common stock owned by ARRIS and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Centerview, dated October 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex II. After considering each of the factors described below in “Reasons for Recommendation,” including the strategic alternatives available to the Company, the board of directors unanimously determined it was in the best interests of BigBand and its stockholders to enter into the Merger Agreement with ARRIS. Accordingly, the board of directors unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable and in the best interest of and are fair to BigBand and BigBand’s stockholders, (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) recommended that the stockholders of BigBand accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of BigBand adopt the Merger Agreement.

After the board meeting adjourned, the parties executed and delivered the Merger Agreement, the Tender and Voting Agreement and related documents.

On October 11, 2011, before the U.S. stock markets opened, ARRIS and BigBand jointly announced the transaction.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the board of directors consulted with BigBand’s senior management, outside legal counsel and outside financial advisors. In recommending that BigBand’s stockholders accept the Offer and tender their Shares in the Offer, the board of directors considered a number of factors. The following is a summary of the material factors that supported this decision:

•

BigBand’s Operating and Financial Condition—the board of directors’ knowledge of BigBand’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to BigBand’s stockholders than any other strategic alternative reasonably available to BigBand, including liquidation or remaining as a stand-alone entity;

•

Prospects of BigBand—the board of directors’ belief that the highly competitive environment in which BigBand operates and continuing consolidation in the industry pose significant challenges to BigBand’s ability to create stockholder value as an independent company, including the fact that many of BigBand’s competitors have greater name recognition, access to larger customer bases and substantially greater resources;

•

Available Alternatives—the fact that the board of directors, with the assistance of Centerview, considered other potential acquirers and solicited interest from other parties that were considered those most likely to be interested in a possible business combination with BigBand and that these inquiries did not result in a proposal that the board of directors determined would be better than the proposal from ARRIS, as well as the fact that the board of directors considered a potential liquidation of BigBand and concluded that there was substantial uncertainty as to whether a liquidation would result in greater value to stockholders than the proposal from ARRIS;

•

Premium Price—the $2.24 per Share consideration payable pursuant to the Merger Agreement represents a premium of approximately 82% to the closing price per Share on October 7, 2011, the last full trading day prior to the execution of the Merger Agreement. The 52-week intraday low, 52-week intraday high and 30-day average prices for the Common Stock were $1.20, $3.28 and $1.36 per share of Common Stock, respectively;

•

Cash Tender Offer—the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling BigBand’s stockholders, at the earliest possible time, to receive cash in exchange for their Shares;

•

No Financing Condition—ARRIS’ obligations under the Offer are not subject to any financing condition and ARRIS’ representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger;

•

Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, written and unsolicited acquisition proposal that the board of directors believes in good faith is or is reasonably expected to lead to a Superior Proposal (as defined in the Merger Agreement) and to furnish to such third party non-public information relating to BigBand or any of its subsidiaries pursuant to an acceptable confidentiality agreement;

•

Change of Recommendation—the board of directors has the right, prior to the purchase of Shares pursuant to the Offer, to fail to reaffirm, or to withdraw or modify in a manner adverse to ARRIS its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger, provided that the board of directors may not make such an adverse recommendation change unless (i) BigBand notifies ARRIS in writing at least three business days before the adverse recommendation change of its intention to take such action and (ii) ARRIS does not make a written, binding and irrevocable offer to modify the terms and conditions of the Merger Agreement within three business days after its receipt of that written notification;

•

Fiduciary Termination Right—the board of directors may terminate the Merger Agreement to accept a Superior Proposal, if (i) the board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under Delaware law, (ii) BigBand has notified ARRIS in writing of the Superior Proposal, including the material terms and conditions of such Superior Proposal and a copy of the form of any related agreements, (iii) ARRIS does not make a written, binding and irrevocable offer to modify the terms and conditions of the Merger Agreement within three business days after its receipt of that written notification and (iv) concurrently with such termination and as a condition to such termination, BigBand pays to ARRIS a termination fee, as described below;

•

Conditions to Consummation of the Offer and Merger; Likelihood of Closing—ARRIS’ obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

•

Top-Up Option—the “top-up option” granted to Purchaser to purchase from BigBand, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding, which could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law;

•

Tender and Voting Agreement—stockholders who control in the aggregate approximately 31.4% of the outstanding Shares support the Offer and have entered into a Tender and Voting Agreement to tender their Shares in the Offer, making it more likely that the transaction will be completed promptly;

•

Opinion of Centerview—the opinion of Centerview, dated October 10, 2011, to the board of directors as to the fairness of the $2.24 per share consideration to be paid in cash to the holders of shares of Common Stock (other than shares of Common Stock owned by ARRIS and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders, as more fully described in the section entitled “Opinion of BigBand’s Financial Advisor—Summary of Centerview’s Opinion.”

•

Cash Consideration; Certainty of Value—the fact that the all-cash consideration will provide stockholders with immediate fair value, in cash, for all of their Shares, while avoiding long-term business risk;

•

Business Reputation and Financial Strength of ARRIS—the business reputation and capabilities of ARRIS and its management and the substantial financial resources of ARRIS and, by extension, Purchaser, which the board of directors believe make it more likely that the transaction will be completed promptly; and

•

Availability of Appraisal Rights—although appraisal rights are not available in the Offer, stockholders can choose to not tender into the Offer, in which case appraisal rights will be available in connection with the Merger to stockholders who comply with all of the required procedures under the DGCL.

The board of directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, including the following:

•

Failure to Close—the risks and costs to BigBand if the Offer and the Merger are not consummated, including the diversion of the attention of BigBand’s directors, executive officers and employees, the potential loss of employees, customers and business partners, and the incurrence of significant transaction costs;

•

No Future Growth Opportunity—while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger Agreement, tendering of Shares in the Offer and the consummation of the Offer would eliminate the opportunity for stockholders to participate in any future growth and profits of BigBand;

•

U.S. Federal Income Tax Consequences—the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger generally would be taxable to such stockholders who have a gain for U.S. federal income tax purposes;

•

No-Solicitation; Termination Fee—the restrictions on BigBand’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, the ability of ARRIS to match a competing proposal, and the requirement that BigBand pay a $5.5 million termination fee to ARRIS in order to accept a Superior Proposal and in certain other circumstances specified in the Merger Agreement, which the board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to ARRIS’ willingness to enter into the Merger Agreement, were consistent with market practice and were reasonable in light of, among other things, the benefits of the Offer and the Merger to stockholders; and

•

Restrictions on Conduct of Business—the restrictions on the conduct of BigBand’s business prior to the completion of the transaction, generally requiring BigBand to conduct its business in the ordinary course of business, which may delay or prevent BigBand from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

The foregoing discussion of information and factors considered by the board of directors and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the board of directors may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of BigBand were aware of the interests of executive officers and directors of BigBand as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” hereof.

(d) Opinion of BigBand’s Financial Advisor

In connection with the Offer and Merger, on October 10, 2011, Centerview delivered to the board of directors its oral opinion, subsequently confirmed in a written opinion dated as of October 10, 2011, that, as of the date of the written opinion, and based upon and subject to the various assumptions and limitations set forth in the written opinion, the $2.24 per share consideration to be paid in cash to the holders of Shares (other than Shares owned by ARRIS and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of Centerview, dated as of October 10, 2011, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the board of directors in connection with its consideration of the transactions contemplated by the Merger Agreement and its opinion only addresses the fairness of the per share consideration from a financial point of view. Centerview’s opinion does not address any other aspect of the Offer and Merger and does not constitute a recommendation as to whether or not any stockholder of BigBand should tender such holder’s Shares in connection with the Offer or how any stockholder of BigBand should vote with respect to the Merger or any other matter. Centerview was not asked to, and did not, recommend the specific consideration provided for in the Merger Agreement, which consideration was determined through negotiations between the respective boards of directors of BigBand and ARRIS. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such opinion.

We encourage you to read the opinion of Centerview described above carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with such opinion.

Summary of Centerview’s Opinion

In connection with rendering its opinion and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement, dated October 10, 2011;

•	the Annual Report on Form 10-K of BigBand for the year ended December 31, 2010;

•	certain interim reports to stockholders, including certain Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q of BigBand;

•	certain publicly available research analyst reports for BigBand;

•	certain other communications from BigBand to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of BigBand, including financial forecasts, analyses and projections prepared by or on behalf of BigBand and furnished to Centerview by BigBand, which Centerview refers to collectively throughout this section as the “internal data.”

Centerview also conducted discussions with members of the senior management and representatives of BigBand regarding their assessment of the internal data and the strategic rationale for the Offer and Merger. In addition, Centerview reviewed certain publicly available financial and stock market data, including valuation multiples, for BigBand and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview compared the financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other transactions with characteristics similar to the transactions contemplated by the Merger Agreement, and conducted such other financial studies and analyses and took into account such other information as it deemed appropriate for purposes of rendering its opinion.

Centerview did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of the opinion and, with BigBand’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, with BigBand’s consent, that the internal data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BigBand as to the matters covered thereby. Centerview expresses no opinion as to the internal data or the assumptions upon which they are based. Centerview has not reviewed any of the books or records of BigBand, or assumed any responsibility for conducting a physical inspection of the properties or facilities of BigBand. In addition, at BigBand’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets (including, but not limited to, the valuation of BigBand’s current portfolio of intellectual property or any other intangibles) or liabilities (contingent, derivative, off-balance-sheet or otherwise) of BigBand. Centerview assumed, at BigBand’s direction, that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis or its opinion. Centerview did not express any opinion as to the solvency or viability of BigBand or the ability of BigBand to pay its obligations when they come due, or the impact of the transactions contemplated by the Merger Agreement on any such matters. Centerview is not legal, regulatory, tax or accounting advisors, and it does not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion does not address the merits of BigBand’s underlying business decision to effect the transactions contemplated by the Merger Agreement, or the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business strategies or transactions that might be available to BigBand. Centerview’s opinion is limited to and addresses only the fairness, from a financial point of view, as of the date of the written opinion, of the $2.24 per share consideration to be paid in cash to the holders of Shares (other than Shares owned by ARRIS and its affiliates) pursuant to the Merger Agreement. Centerview was not asked to, nor did it, express any view on, and Centerview’s opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement, including, without limitation, the structure or form of the transactions contemplated by the Merger Agreement or the fairness of the $2.24 per share consideration or any other term or aspect of the transactions contemplated by the Merger Agreement to, or any consideration to be received in connection therewith by, or the impact of the transactions contemplated by the Merger Agreement on, the holders of any other class of securities, creditors, or other constituencies of BigBand or any party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of BigBand or any party, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the $2.24 per share consideration to be paid in cash to the holders of Shares (other than Shares owned by ARRIS and its affiliates) pursuant to the Merger Agreement or otherwise. Centerview’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of the opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of BigBand as to whether or not such stockholder should tender such holder’s Shares in connection with the Offer or how any stockholder of BigBand should vote with respect to the Merger or any other matter.

Centerview’s financial advisory services and the written opinion were provided for the information and assistance of the board of directors in connection with its consideration of the transactions contemplated by the Merger Agreement. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the board of directors in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 7, 2011 (the last full trading day prior to the date that Centerview delivered its opinion to the board of directors) and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Centerview reviewed the historical trading prices and volumes for the Common Stock for the one-year period ended October 7, 2011 (the last full trading day prior to the date that Centerview delivered its opinion to the board of directors). This analysis indicated that the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement represented an approximately 82% premium to the closing price of the Common Stock on October 7, 2011 of $1.23. Centerview noted that the 52-week intraday low, the 52-week intraday high and 30-day average prices for the Common Stock were $1.20, $3.28 and $1.36 per share of Common Stock, respectively.

Analyst Price Targets

Centerview also reviewed, for reference and informational purposes, stock price targets for the Common Stock reflected in publicly available Wall Street research analyst reports. Centerview noted that the low, average and high analyst stock price targets in such research analyst reports were approximately $2.50, $2.62 and $2.75 per share of Common Stock, respectively, compared to the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Selected Companies Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for BigBand to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the video delivery industry that Centerview, based on its experience in such industry, deemed comparable to BigBand:

•	Alcatel-Lucent

•	ARRIS

•	Concurrent Computer Corporation

•	LM Ericsson Telephone Company

•	Harmonic Inc.

•	Motorola Mobility Holdings, Inc.

•	RadiSys Corporation

•	SeaChange International

•	Tellabs Inc.

•	Zhone Technologies, Inc.

Although none of the selected companies is directly comparable to BigBand, the companies included were chosen because they are publicly traded companies with certain operations or that target certain customers that for purposes of analysis may be considered similar to certain operations or target-market focus of BigBand. Centerview also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of BigBand and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared the financial multiples and ratios for the selected companies based on information it obtained from SEC filings, Institutional Brokers’ Estimate Systems estimates based on analysts’ research reports and other Wall Street research, and closing stock prices on October 7, 2011 (the last full trading day prior to the date that Centerview delivered its opinion to the board of directors). The multiples and ratios of BigBand were calculated using the closing price of the Common Stock on October 7, 2011 and the internal data for BigBand. With respect to each of the selected companies, Centerview calculated enterprise value, which is generally the market value of common equity (taking into account outstanding options, warrants and other convertible securities) plus the book value of debt less cash, as a multiple of estimated calendar year 2011 revenue and estimated calendar year 2011 earnings before interest, taxes and depreciation and amortization, or EBITDA.

Based on the foregoing, Centerview applied the illustrative ranges of multiples derived from the selected companies analysis to BigBand’s estimated 2011 revenue and 2011 EBITDA from the internal data to calculate an illustrative range of implied values per share of Common Stock. The analysis of the enterprise value as a multiple of estimated calendar year 2011 revenue resulted in an illustrative range of implied values per share of Common Stock of approximately $1.80 to $2.50, compared to the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement. The analysis of the enterprise value as a multiple of estimated calendar year 2011 EBITDA did not yield any meaningful results because the calendar year 2011 EBITDA for BigBand was estimated to be negative.

Premiums Paid Analysis and Selected Precedent Transactions Analysis

Centerview analyzed certain information relating to selected transactions announced since 2005 that involved publicly traded companies with enterprise values ranging between $20 million and $500 million in the North American high technology and telecommunications (excluding software and services) industries and that had declining revenues and negative EBITDA. These transactions were:

Date Announced	Target	Acquiror
5/2010	EF Johnson Technologies, Inc.	Francisco Partners
2/2010	Silicon Storage Technology, Inc.	Microchip Technology Incorporated
12/2009	California Micro Devices Corporation	ON Semiconductor Corporation
12/2009	ZiLOG, Inc.	IXYS Corporation
2/2009	Emageon, Inc.	AMICAS, Inc.
4/2008	Packeteer, Inc.	Blue Coat Systems, Inc.
3/2008	WJ Communications, Inc.	TriQuint Semiconductor
2/2008	SigmaTel, Inc.	Freescale Semiconductor
12/2007	Genesis Microchip, Inc.	STMicroelectronics
4/2007	Terayon Communication Systems, Inc.	Motorola, Inc.
11/2005	Enterasys Networks, Inc.	The Gores Group, LLC and Tennenbaum Capital Partners, LLC

In respect of the selected transactions, Centerview first analyzed premiums to the one-day prior share price, or the “unaffected” share price if there was evidence of a leak or an announced auction process. The following table presents the results of this analysis with respect to the selected transactions:

Category	Offer Premium
25th—75th Percentiles	23.7%—62.1%
Median	50.7%
Mean	48.5%
Implied Offer	82.1%

Based on the foregoing, Centerview calculated and applied an illustrative range of premiums of 20% to 60% to the $1.23 closing price per share of Common Stock as of October 7, 2011 (the last full trading day prior to the date that Centerview delivered its opinion to the board of directors). This analysis resulted in an illustrative range of implied values per share of Common Stock of approximately $1.50 to $1.95, compared to the $2.24 per share consideration to be paid in cash pursuant to the Merger Agreement.

In addition, for each of the selected transactions, based on filings and press releases made by the companies involved, Centerview calculated and compared implied enterprise value as a multiple of last-twelve months, or LTM, revenue. While none of the companies that participated in the selected transactions are directly comparable to BigBand, the companies that participated in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to certain of BigBand’s results, business mix or product profile. The following table presents the results of this analysis with respect to the selected transactions:

Category	EV/LTM Revenue Multiple
25th—75th Percentiles	0.54x—1.31x
Median	0.94x
Mean	0.90x
Implied Offer	0.60x

Based on the foregoing, Centerview applied an illustrative range of multiples of 0.3x to 1.8x LTM revenues to comparable financial data for BigBand to calculate an illustrative range of implied values per share of the Common Stock, as compared with the value of the per share consideration to be received in the Offer and Merger, resulting in an illustrative range of implied values per share of Common Stock of approximately $1.90 to $3.55, compared to the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of BigBand based on the internal data for BigBand for years 2011 through 2016. Centerview calculated a present value of the forecasted unleveraged free cash flows of BigBand from October 1, 2011 through December 31, 2016 and determined a terminal value for BigBand using perpetuity growth rates of 2.0% to 4.0%. Centerview then discounted to October 1, 2011 (based on a mid-period discounting convention) the unleveraged free cash flows of BigBand from October 1, 2011 through December 31, 2016, the terminal value for BigBand, and the present value of certain tax attributes as per the internal data, in each case using discount rates ranging from 12.0% to 16.0% (which range was based on a weighted average cost of capital analysis). This analysis resulted in an illustrative range of implied values of approximately $1.50 to $1.65 per share of Common Stock, compared to the $2.24 per share consideration to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Other Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

In its analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BigBand. No company or transaction used in the analyses is identical to BigBand or the Offer and Merger, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

Centerview prepared the above analyses for the purpose of providing its opinion to the board of directors regarding whether, as of the date of the opinion, the $2.24 per share to be paid in cash to the holders of Shares (other than Shares owned by ARRIS and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of BigBand, Centerview or any other person assumes responsibility if future results are materially different from those forecasted.

The opinion and analyses of Centerview were only one of many factors taken into consideration by BigBand’s board of directors in its evaluation of the transactions. Consequently, the analyses described above should not be viewed as determinative of the views of BigBand’s board of directors or BigBand’s management with respect to the per share consideration or as to whether BigBand’s board of directors would have been willing to determine that a different consideration was fair.

Centerview is a securities firm engaged in a number of investment banking and merchant banking activities. In the past, Centerview has not provided investment banking services to BigBand. Centerview has not in the past provided, and is not currently providing, investment banking or other financial advisory services to ARRIS. Centerview may provide investment banking and other financial services to BigBand or ARRIS or their respective affiliates in the future, for which Centerview may receive compensation.

The board of directors selected Centerview as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger. Centerview has acted as financial advisor to BigBand’s board of directors in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In consideration of Centerview’s services, BigBand has agreed to pay Centerview an aggregate fee of approximately $3.4 million, $750,000 of which became payable upon delivery of Centerview’s fairness opinion, and the remainder of which will become payable upon the closing of the transactions contemplated by the Merger Agreement. In addition, BigBand has agreed to reimburse Centerview for certain expenses, including attorneys’ fees, and to indemnify Centerview and related persons against various liabilities, including certain liabilities under the federal securities laws.

(e) BigBand Financial Forecasts

BigBand as a matter of course has made public projections as to short-term future performance and earnings (typically for the next quarter only), but generally has not made public projections for extended periods due to the significant unpredictability of product demand and other factors and the corresponding impact on the underlying assumptions and estimates. In connection with the exploration of strategic alternatives by the board of directors, however, BigBand management prepared a set of financial forecasts reflecting the initial assumptions developed in connection with the implementation of its long-term strategic plan for BigBand’s business (“Case 1”), and another set of financial forecasts that reflected a potentially slower rate of development of international sales channels and a slower transition to BigBand’s next generation products (“Case 2”).

The financial forecasts included in Case 1 and Case 2 were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included in Case 1 and Case 2, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts included in Case 1 and Case 2.

The financial forecasts included in Case 1 and Case 2 reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market, competitive and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The financial forecasts included in Case 1 and Case 2 are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial forecasts included in Case 1 and Case 2 constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, our performance, the marketplace for our products, industry performance, general business and economic conditions, customer requirements, competition, our ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the financial forecasts included in Case 1 and Case 2 will be realized or that actual results will not be significantly higher or lower than projected. The financial forecasts included in Case 1 and Case 2 cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the financial forecasts included in Case 1 and Case 2 will be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the financial forecasts included in Case 1 and Case 2 were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The financial forecasts included in Case 1 and Case 2 also reflect assumptions as to certain business decisions that are subject to change. The financial forecasts included in Case 1 and Case 2 cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of the financial forecasts included in Case 1 and Case 2 below should not be regarded as an indication that we, ARRIS, Purchaser, any of our or their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of us, ARRIS, Purchaser, any of our or their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial forecasts included in Case 1 and Case 2 described below. None of us, ARRIS, Purchaser, any of our or their respective financial advisors or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the financial forecasts included in Case 1 and Case 2 if they are or become inaccurate (even in the short term).

The financial forecasts included in Case 1 and Case 2 do not take into account any circumstances or events occurring after the date they were prepared, including the October 11, 2011 announcement of the pending acquisition of BigBand by ARRIS and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause our customers to delay or cancel purchases of our products or services pending the consummation of the Offer and the Merger or the clarification of ARRIS’ intentions with respect to the conduct of our business thereafter. Any such delay or cancellation of customer sales would likely adversely affect our ability to achieve the results reflected in the financial forecasts included in Case 1 and Case 2. Further, the financial forecasts included in Case 1 and Case 2 do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial forecasts included in Case 1 and Case 2 below should not be deemed an admission or representation by us, ARRIS or Purchaser with respect to such financial forecasts or that the financial forecasts included in Case 1 and Case 2 are viewed by us, ARRIS or Purchaser as material information regarding BigBand, and in fact we view the financial forecasts included in Case 1 and Case 2 as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

The financial forecasts included in Case 1 and Case 2 are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because such financial forecasts, or portions of these forecasts, were provided by BigBand to our board of directors and our financial advisor, Centerview. In addition, portions of these forecasts were provided, or formed the basis of information provided, to ARRIS during the course of its due diligence review of BigBand. The information from the financial forecasts included in Case 1 and Case 2 should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding BigBand contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

Case 1

Management prepared the Case 1 financial forecasts, which management subsequently reviewed with the board of directors. The Case 1 financial forecasts were shared with BigBand’s financial advisor at the time and subsequently made available to Centerview and portions of such forecasts were provided, or formed the basis of information provided, to ARRIS during the course of its due diligence review of the Company. A summary of the Case 1 financial forecasts is set forth below, which were updated after the board’s initial consideration of these forecasts to reflect management’s revised forecast for the second half of 2011 based on BigBand’s actual results for the third quarter of 2011:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Revenues	$83	$103	$130	$138	$146	$155
Non-GAAP net (loss) income	$(26)	$(15)	$4	$7	$9	$12
Non-GAAP diluted earnings per common share	$(0.37)	$(0.21)	$0.06	$0.09	$0.12	$0.15

As noted above, the Case 1 financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Case 1 financial forecasts reflect the following significant assumptions:

•	substantial growth in the sale of the Company’s products internationally, including adoption of the Company’s switch digital video solution and the launch of BigBand’s OEM relationships; and

•

timely product delivery and customer adoption of the Company’s next generation solutions (both its next generation quadrature amplitude modulator (QAM) and broadcast video and cable ad insertion solutions (BVS)).

The estimates of non-GAAP net (loss) income (and the corresponding non-GAAP diluted (loss) earnings per common share figures) included in the Case 1 financial forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates were not calculated and are not presented in accordance with GAAP and, therefore, constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC (“Non-GAAP Financial Measures”). BigBand used non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share in the Case 1 financial forecasts to enhance its understanding of the Company’s operating performance and improve the Company’s planning and budgeting processes. BigBand believes that the use of non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share provides useful information to management and the board of directors regarding financial and business trends relating to BigBand’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of its core operating results.

Under applicable rules and regulations of the SEC, the Company is required to provide an explanation of any Non-GAAP Financial Measures included in the Case 1 financial forecasts and a reconciliation of such Non-GAAP Financial Measures with the most closely related GAAP financial measures. Accordingly, we note that the non-GAAP net (loss) income figures (and the corresponding non-GAAP diluted (loss) earnings per common share figures) reflected in the Case 1 financial forecasts represent net (loss) income after making adjustments for stock-based compensation expenses, restructuring charges and the benefit from income taxes. BigBand believes that the non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share figures reflected in Case 1 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per share are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

Set forth below are reconciliations of non-GAAP net (loss) income included in the Case 1 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP net (loss) income	$(26)	$(15)	$4	$7	$9	$12
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Benefit from income taxes	$—	$—	$—	$1	$1	$1
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(22)	$(2)	$2	$4	$7
GAAP diluted (loss) earnings per common share	$(0.52)	$(0.31)	$(0.02)	$0.02	$0.05	$0.09

Case 2

Management prepared the Case 2 financial forecasts for review with the board of directors, which reflected a potentially slower rate of development of international sales channels and a slower transition to BigBand’s next generation products. A summary of the Case 2 financial forecasts is set forth below, which were updated after the board’s initial consideration of these forecasts to reflect management’s revised forecast for the second half of 2011 based on BigBand’s actual results for the third quarter of 2011:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Revenues	$83	$85	$100	$106	$112	$119
Non-GAAP net (loss) income	$(26)	$(22)	$(8)	$(4)	$(1)	$3
Non-GAAP diluted earnings per common share	$(0.37)	$(0.30)	$(0.10)	$(0.06)	$(0.01)	$0.04

As noted above, the Case 2 financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Case 2 financial forecasts reflect the following significant assumptions:

•	BigBand’s international sales will increase at a slower rate than as reflected in the Case 1 financial forecasts, primarily due to challenges in building robust sales channels outside the U.S.;

•

customer adoption of and migration to next generation architecture (primarily CCAP) will accelerate relative to the assumptions reflected in the Case 1 financial forecasts, as well as the occurrence of delays in the launch of BigBand’s effective OEM channel, both of which will have a correspondingly negative impact on BigBand’s next generation QAM product revenues; and

•

sales of BigBand’s next generation BVS products and related services will be significantly lower than as reflected in the Case 1 financial forecasts, primarily because of the timing of product availability (especially for international markets) and the adoption of BigBand’s next generation ad insertion solution by North American cable operators.

After reviewing the Case 2 financial forecasts in comparison to the Case 1 financial forecasts, the board of directors believed that Case 2 more accurately reflected its view of the Company’s future performance as of that time given the recent negative developments in potential customer bookings that the Company had been experiencing, the increasingly competitive landscape for BigBand’s products and the delays experienced in both the development of international markets for the Company’s products and the transition to the Company’s next generation of products. The board of directors also considered BigBand’s reduced customer bookings forecast for the second half of 2011, which could negatively impact the revenues forecast for 2012. As a result, the board of directors authorized and requested Centerview to use the Case 2 financial forecasts to perform a valuation analysis of the Company in connection with its evaluation of the fairness of the consideration to be paid for Shares in the Offer and pursuant to the Merger.

The estimates of non-GAAP net (loss) income (and the corresponding non-GAAP diluted (loss) earnings per common share figures included in the Case 2 financial forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates were not calculated and are not presented in accordance with GAAP and, therefore, constitute Non-GAAP Financial Measures. As with the Case 1 financial forecasts, BigBand used non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share in the Case 2 financial forecasts to enhance its understanding of the Company’s operating performance and improve the Company’s planning and budgeting processes. BigBand believes that the use of non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share provides useful information to management and the board of directors regarding financial and business trends relating to BigBand’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of its core operating results.

Under applicable rules and regulations of the SEC, the Company is required to provide an explanation of any Non-GAAP Financial Measures included in the Case 2 financial forecasts and a reconciliation of such Non-GAAP Financial Measures with the most closely related GAAP financial measures. Accordingly, we note that the non-GAAP net (loss) income figures (and the corresponding non-GAAP diluted (loss) earnings per common share figures) reflected in the Case 2 financial forecasts represent net (loss) income after making adjustments for stock-based compensation expenses, restructuring charges and the benefit from income taxes. BigBand believes that the non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per common share figures reflected in Case 2 financial forecasts provide useful information to management and the board of directors of the Company because they are an indicator of the strength and performance of the Company’s ongoing business operations, particularly because they exclude certain expense items that the Company believes are not indicative of its core operating results. In addition, non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per share are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company’s industry.

Set forth below are reconciliations of non-GAAP net (loss) income included in the Case 2 financial forecasts (totals may not add due to rounding) to the most comparable GAAP financial measures:

Unaudited Prospective Financial Information

	Fiscal Year
	2011	2012	2013	2014	2015	2016
	(In millions, except per share amounts)
Non-GAAP net (loss) income	$(26)	$(22)	$(8)	$(4)	$(1)	$3
Stock-based compensation expense	$(9)	$(7)	$(6)	$(6)	$(6)	$(6)
Benefit from income taxes	$—	$—	$—	$—	$—	$1
Restructuring charges	$(2)	$—	$—	$—	$—	$—
GAAP net (loss) income	$(37)	$(29)	$(14)	$(10)	$(7)	$(2)
GAAP diluted (loss) earnings per common share	$(0.52)	$(0.40)	$(0.18)	$(0.14)	$(0.09)	$(0.03)

(f) Intent to Tender

To BigBand’s knowledge, after making reasonable inquiry, each of BigBand’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer. The foregoing does not apply to certain directors of BigBand, if any, who have acquired Shares in a transaction not exempt from Section 16(b) of the Exchange Act within the past six months. The summary of the Tender and Voting Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference to provide information regarding its terms.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither BigBand nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of BigBand concerning the Offer or the Merger.

Centerview. Under the terms of its engagement letter, Centerview provided BigBand with financial advisory services in connection with a potential transaction involving BigBand. In consideration of Centerview’s services, BigBand has agreed to pay Centerview an aggregate fee of approximately $3.4 million, $750,000 of which became payable upon delivery of Centerview’s fairness opinion, and the remainder of which will become payable upon the closing of the transactions contemplated by the Merger Agreement. In addition, BigBand has agreed to reimburse Centerview for certain expenses, including attorneys’ fees, and to indemnify Centerview and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by BigBand or, to BigBand’s knowledge, by any of BigBand’s directors, executive officers, affiliates or subsidiaries, except for the following transactions. All sale transactions noted below were non-discretionary sales that were made solely to cover taxes due from the vesting of restricted stock units:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/ Share
Paul Crann, Jr.	08/24/2011	Shares acquired pursuant to vested RSUs	2,866	$0.00
Amir Bassan-Eskenazi	08/24/2011	Shares acquired pursuant to vested RSUs	23,834	$0.00
Robert Horton	08/24/2011	Shares acquired pursuant to vested RSUs	11,466	$0.00
Ravi Narula	08/24/2011	Shares acquired pursuant to vested RSUs	5,667	$0.00
Jacob Avimor	08/24/2011	Shares acquired pursuant to vested RSUs	6,000	$0.00
Rajive Dhar	08/24/2011	Shares acquired pursuant to vested RSUs	11,466	$0.00
Paul Crann, Jr.	08/25/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	944	$1.4198
Amir Bassan-Eskenazi	08/25/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	8,992	$1.4198
Robert Horton	08/25/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	4,375	$1.44
Ravi Narula	08/25/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	2,138	$1.4198
Rajive Dhar	08/25/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	4,326	$1.4198
Paul Crann, Jr.	08/31/2011	Shares acquired pursuant to vested RSUs	7,499	$0.00
Robert Horton	08/31/2011	Shares acquired pursuant to vested RSUs	13,889	$0.00
Ravi Narula	08/31/2011	Shares acquired pursuant to vested RSUs	13,194	$0.00
Jacob Avimor	08/31/2011	Shares acquired pursuant to vested RSUs	7,998	$0.00
Rajive Dhar	08/31/2011	Shares acquired pursuant to vested RSUs	12,746	$0.00
Paul Crann, Jr.	09/01/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	293	$1.4348
Robert Horton	09/01/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	5,350	$1.42
Ravi Narula	09/01/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	581	$1.4348
Rajive Dhar.	09/01/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	561	$1.4348
Paul Crann, Jr.	09/02/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	2,171	$1.3973
Ravi Narula	09/02/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	4,412	$1.3974
Rajive Dhar	09/02/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	4,262	$1.3974
Paul Crann, Jr.	09/10/2011	Shares acquired pursuant to vested RSUs	8,333	$0.00
Robert Horton	09/10/2011	Shares acquired pursuant to vested RSUs	8,333	$0.00
Ravi Narula	09/10/2011	Shares acquired pursuant to vested RSUs	8,333	$0.00
Jacob Avimor	09/10/2011	Shares acquired pursuant to vested RSUs	8,333	$0.00
Rajive Dhar	09/10/2011	Shares acquired pursuant to vested RSUs	8,333	$0.00
Paul Crann, Jr.	09/13/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	2,680	$1.3406
Robert Horton	09/13/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	3,200	$1.3305

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/ Share
Ravi Narula	09/13/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	3,096	$1.3406
Rajive Dhar	09/13/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	3,096	$1.3406
Amir Bassan-Eskenazi	09/14/2011	Shares acquired pursuant to vested RSUs	17,500	$0.00
Amir Bassan-Eskenazi	09/15/2011	Non-discretionary sale of Shares to cover taxes associated with vested RSUs	6,499	$1.39

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by BigBand in response to the Offer, which relate to a tender offer or other acquisition of BigBand securities by BigBand, any subsidiary of BigBand or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by BigBand in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving BigBand or any subsidiary of BigBand, (ii) a purchase, sale or transfer of a material amount of assets by BigBand or any subsidiary of BigBand, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of BigBand.

(c) Except as indicated in Items 2, 3 and 4 of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by BigBand, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the board of directors other than at a meeting of BigBand’s stockholders.

Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of BigBand’s capital stock necessary in connection with the consummation of the Merger. If the Minimum Condition is satisfied and Purchaser accepts shares for payment pursuant to the Offer, the stockholder approval required to consummate the Merger will be assured.

Top-Up Option. Pursuant to the terms of the Merger Agreement following the Acceptance Time, if the Minimum Condition is satisfied but Purchaser acquires less than 90% of the Shares outstanding, Purchaser would have the option (the “Top-Up Option”) to purchase from BigBand, subject to certain limitations, a number of authorized but unissued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by ARRIS and/or Purchaser at the time of such exercise, will constitute 100 Shares more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. Pursuant to the terms of the Merger Agreement, the Top-Up Option would be exercisable at any one time after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. Moreover, the Merger Agreement provides that the Top-Up Option would not be exercisable unless immediately after such exercise, Purchaser would own more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares), or to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or if any applicable law or any applicable order prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares (excluding any listing requirements of NASDAQ). Pursuant to the terms of the Merger Agreement, BigBand will use reasonable best efforts to cause its transfer agent to certify in writing to Purchaser the number of Shares outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares.

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of such Top-Up Option Shares by the Offer Price, without interest. The purchase price may be paid by Purchaser, at its election, either (i) entirely in cash or (ii) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to BigBand a full recourse promissory note having a principal amount equal to the remainder of the purchase price. Any such promissory note will bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published in The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, which may not exceed two years from the date of issuance, and may be prepaid without premium or penalty. The unpaid principal amount and accrued interest under the promissory note will immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) Purchaser files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. Under the terms of the Merger Agreement, the parties agreed to use their reasonable best efforts to cause the Merger to be consummated in accordance with the short-form merger provisions of Section 253 of the DGCL as close in time as possible to (including, to the extent possible, the same day as) the issuance of the Top-Up Option Shares. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the parties will effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL. Stockholders who have not sold their Shares in the Offer would have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser, ARRIS or any other subsidiary of ARRIS holds at least 90% of the Shares, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of BigBand, in accordance with Section 253 of the DGCL.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The board of directors has taken all necessary action so that Section 203, with respect to BigBand, will not be applicable to the Offer, the Merger or the Tender and Voting Agreement.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. After entering into the Merger Agreement, ARRIS, Purchaser and BigBand determined that no filings will be required under the HSR Act in connection with the Offer and the Merger.

The purchase of Shares pursuant to the Offer may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the Merger Agreement, however, the consummation of such purchase of Shares pursuant to the Offer is not conditioned upon the receipt of any approval of any governmental authority, or expiration of any waiting period, under the antitrust laws of those jurisdictions.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of the dissenting stockholders’ Shares, none of ARRIS, Purchaser, BigBand or the surviving corporation in the Merger will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for the Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Information about Golden Parachute Compensation

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the merger in the circumstances described below. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during his term of employment, such as base salary earned through the date of termination. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. The Acceptance Time will constitute a “change in control” for purposes of the calculation of the compensation and benefits described below. Furthermore, for purposes of calculating such amounts, we have assumed that the Acceptance Time and the closing of the Merger will occur on November 21, 2011, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all options and unvested restricted stock units remain outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)		Equity ($)		Pension / NQDC ($)	Perquisites / Benefits ($)		Tax Reimbursement ($)		Other ($)	Total ($)
Amir Bassan-Eskenazi	1,268,960	(1)(2)(3)	1,155,464	(4)	—	15,843	(5)	—	(6)	—	2,440,267
Ravi Narula	658,060	(7)(8)(3)	88,049	(9)	—	13,365	(10)	—		—	759,474
Paul Crann(11)	—	(12)	—		—	—		—		—	—
Rajive Dhar	663,000	(13)(14)(3)	332,715	(15)	—	—	(16)	—		—	995,715
Robert Horton	715,000	(17)(18)(3)	246,485	(19)	—	13,365	(20)	—		—	974,850

(1)	A portion of the cash severance ($412,000) is payable pursuant to Mr. Bassan-Eskenazi’s employment agreement with the Company (the “Bassan-Eskenazi Employment Agreement”). Pursuant to the terms of the Bassan-Eskenazi Employment Agreement, upon a termination (i) by the Company other than for Cause (as such term is defined in the Bassan-Eskenazi Employment Agreement) or (ii) in the event of a Change in Control (as defined in the Bassan-Eskenazi Employment Agreement) and a deemed termination for Cause if, within one year after the closing of the Change in Control, certain events have occurred, Mr. Bassan-Eskenazi is entitled to $412,000, which equals a continuation of 12 months from the termination date of his employment of his base salary (at the rate in effect at the time of termination) (double-trigger severance payments). Mr. Bassan-Eskenazi’s receipt of his severance pursuant to the terms of the Bassan-Eskenazi Employment Agreement is contingent on his execution of a release of claims as the time of his termination and his continued compliance with the terms of the Bassan-Eskenazi Employment Agreement and his obligations pursuant to the Company’s Nondisclosure and Developments Agreement.
(2)	The amount Mr. Bassan-Eskenazi may receive pursuant to his Bonus Agreement with the Company is $856,960.
(3)	Pursuant to the terms of the individual’s Bonus Agreement, upon a Closing (as defined in the Bonus Agreement) and subject to the executive officer’s continued employment with the Company on such date, the executive officer will be eligible to receive a cash bonus payment, less applicable withholdings, equal to (i) 100% of his annual base salary as in effect immediately prior to the Change in Control (as defined in the Bonus Agreement), plus (ii) 100% of his target bonus as in effect for the year in which the Change in Control occurs. Subject to the executive officer’s continued employment with the Company on the Closing, 50% of the Change in Control Bonus Payment will be earned on the Closing (a single-trigger benefit) and 50% of the Change in Control Bonus Payment will be earned on the six month anniversary of the Closing, subject to the executive officer’s continued employment with the Company (or any successor) on such date. Notwithstanding the foregoing, if the executive officer’s employment is terminated for reasons other than for Cause (as defined in the Bonus Agreement) or if he resigns for Good Reason (as defined in the Bonus Agreement), in either event prior to the six month anniversary of the Closing, then subject to the executive officer signing and not revoking a release of claims, he will be eligible to receive the remaining 50% of the Change in Control Bonus Payment (a double-trigger benefit).
(4)	The Company has entered into equity agreements with Mr. Bassan-Eskenazi pursuant to which 50% of the unvested shares subject to his awards will vest upon a Change in Control (a single-trigger benefit) and 100% of the shares subject to the award will vest upon a termination without Cause, within one year following any Change in Control including each of the following occurring within one year after a Change in Control: a material reduction in salary or level of benefits in effect immediately prior to the Change in Control, a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to a Change in Control or a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report (a double-trigger benefit). The amount above reflects the aggregate market value of the Bassan-Eskenazi options and restricted stock units that will fully accelerate on the Acceptance Time (a single-trigger benefit) and assuming a qualifying termination following the Acceptance Time (a double-trigger benefit). The value of the accelerated Bassan-Eskenazi options was determined by multiplying (i) the number of shares subject to the Bassan-Eskenazi accelerated options by (ii) the difference between $2.24 and the applicable exercise price of such stock options (if any), which has a total value of $0. The value of the accelerated restricted stock units was determined by multiplying (i) the number of shares of stock covered by the restricted stock units by (ii) $2.24 per share, which has a total value of $1,155,464.
(5)	Pursuant to the terms of the Bassan-Eskenazi Employment Agreement, upon a termination (i) by the Company other than for Cause or (ii) in the event of a Change in Control and a deemed termination for Cause if, within one year after the closing of the Change in Control, certain events have occurred, Mr. Bassan-Eskenazi is entitled to receive payment by the Company for 12 months from the termination date of his employment of its portion (i.e., a sum equal to its contribution during his employment) of health insurance premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (a double-trigger benefit), subject to his execution of a comprehensive release of claims as the time of his termination and his continued compliance with the terms of the Bassan-Eskenazi Employment Agreement and his obligations pursuant to the Company’s Nondisclosure and Developments Agreement.
(6)

Pursuant to the terms of the Bassan-Eskenazi Employment Agreement, upon the termination of Mr. Bassan-Eskenazi’s employment with the Company for any reason, the Company will reimburse Mr. Bassan-Eskenazi for moving and relocation expenses to Israel for Mr. Bassan-Eskenazi and his family. If such relocation reimbursements are considered compensation includible in gross income, the Company has agreed to make a gross up payment in order to put him in the same financial position after the payment of taxes with respect to such includible amounts as he would have been if none of the reimbursement amounts had been includible in gross income.
(7)	A portion of the cash severance ($253,100) is payable pursuant to Mr. Narula’s offer letter with the Company (the “Narula Offer Letter”). Pursuant to the terms of the Narula Offer Letter, if the Company should undergo a Change in Control (as such term is defined in the Narula Offer Letter) and Mr. Narula is terminated for a reason other than Misconduct (as defined in the Narula Offer Letter) or he is Constructively Terminated (as defined in the Narula Offer Letter) within six months after such Change in Control, Mr. Narula will receive a severance payment equal to 12 months of base salary (a double-trigger benefit).
(8)	The amount Mr. Narula may receive pursuant to his Bonus Agreement with the Company is $404,960.
(9)	If Mr. Narula is terminated or Constructively Terminated, without his Misconduct, within six months following a Change in Control, (i) the greater of 12 months vesting or (ii) 50% of the then-unvested shares subject to the award grant referenced in his offer letter would become immediately vested and exercisable. Additionally, the Company has entered into equity agreements with Mr. Narula that provide for either (i) acceleration of 50% of the unvested shares or (ii) the greater of the equivalent of 12 months accelerated vesting or 50% of the remaining unvested shares if, in either event, Mr. Narula is terminated without cause or is constructively terminated, within six months following a change in control (a double-trigger benefit). The value of the accelerated Narula equity awards was determined by multiplying (i) the number of shares subject to the Narula accelerated options by (ii) the difference between $2.24 and the applicable exercise price of such stock options (if any), which has a total value of $0. The value of the accelerated restricted stock units was determined by multiplying (i) the number of shares of stock covered by the accelerated restricted stock units by (ii) $2.24 per share, which has a total value of $88,049.
(10)	Mr. Narula is entitled to 12 months Company paid COBRA coverage in the event of termination or constructive termination following a change of control (a double-trigger benefit).
(11)	On September 7, 2011, Mr. Crann resigned from his position as Senior Vice President, Product Line Management of the Company.
(12)	See the description of the Crann Agreement in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Contracts, Equity Acceleration and Bonus Agreements.”
(13)	A portion of the cash severance ($255,000) is payable pursuant to Mr. Dhar’s offer letter with the Company (the “Dhar Offer Letter”). Pursuant to the terms of the Dhar Offer Letter, if the Company should undergo a Change in Control (as such term is defined in the Dhar Offer Letter) and Mr. Dhar is terminated for a reason other than Misconduct (as defined in the Dhar Offer Letter) or he is Constructively Terminated (as defined in the Dhar Offer Letter) within six months after such Change in Control, Mr. Dhar will receive a severance payment equal to 12 months of base salary (a double-trigger benefit).
(14)	The amount Mr. Dhar may receive pursuant to his Bonus Agreement with the Company is $408,000.
(15)	If Mr. Dhar is terminated or Constructively Terminated for a reason other than Misconduct within six months following a Change in Control, the greater of 36 months or 50% of the then-unvested shares subject to the awards referenced in his offer letter would become immediately vested and exercisable. Additionally, the Company has entered into restricted stock unit agreements with Mr. Dhar that provide for either (i) 36 months additional vesting or (ii) the greater of the equivalent of 12 months accelerated vesting or 50% of the remaining unvested shares if, in either event, Mr. Dhar is terminated without cause or is constructively terminated within six months following a change in control (a double-trigger benefit). The value of the accelerated Dhar equity awards was determined by multiplying (i) the number of shares subject to the Dhar accelerated options by (ii) the difference between $2.24 and the applicable exercise price of such stock options (if any), which has a total value of $0. The value of the accelerated restricted stock units was determined by multiplying (i) the number of shares of stock covered by the accelerated restricted stock units by (ii) $2.24 per share, which has a total value of $332,715.
(16)	Pursuant to the terms of the Dhar Offer Letter, if the Company should undergo a Change in Control and Mr. Dhar is terminated for a reason other than Misconduct or he is Constructively Terminated within six months after such Change in Control, Mr. Dhar will receive 12 months of health benefits under COBRA (a double-trigger benefit). Although Mr. Dhar is entitled to a Company-paid portion of continued health coverage following a qualifying termination, he currently has declined health coverage from the Company.
(17)	A portion of the cash severance ($275,000) is payable pursuant to Mr. Horton’s offer letter with the Company (the “Horton Offer Letter”). Pursuant to the terms of the Horton Offer Letter, if Mr. Horton is terminated other than for Cause (as defined in the Horton Offer Letter), or the principal place of his employment is relocated without his consent, in either event within six months following a Change of Control (as such term is defined in his equity agreements), Mr. Horton will receive severance benefit equal to 12 months of his annual base salary (a double-trigger benefit).
(18)	The amount Mr. Horton may receive pursuant to his Bonus Agreement with the Company is $440,000.
(19)

If Mr. Horton is terminated other than for Cause, or the principal place of his employment is relocated without his consent, in either event within six months following a Change of Control (as such term is defined in his equity agreements), the greater of 12 months or 50% of the then-unvested shares would become immediately vested and exercisable (double-trigger benefit). Additionally, the Company has entered into restricted stock unit agreements with Mr. Horton that provide for either (i) 100% vesting acceleration or (ii) the greater of the equivalent of 12 months accelerated vesting or 50% of the remaining unvested shares subject to the award if, in either event, Mr. Horton is terminated without cause or is constructively terminated, within six months following a change in control (double-trigger benefit). The value of the accelerated Horton equity awards was determined by multiplying (i) the number of shares subject to the Horton accelerated options by (ii) the difference between $2.24 and the applicable exercise price of such stock options (if any), which has a total value of $0. The value of the accelerated restricted stock units was determined by multiplying (i) the number of shares of stock covered by the accelerated restricted stock units by (ii) $2.24 per share, which has a total value of $246,485.
(20)	Pursuant to the terms of the Horton Offer Letter, if Mr. Horton is terminated other than for Cause, or the principal place of his employment is relocated without his consent, in either event within six months following a Change of Control, he will receive 12 months of health benefits under COBRA (a double-trigger benefit).

Litigation Related to the Offer and the Merger

On October 13, 2011, a purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo, by Debbie Bernstein, an alleged stockholder of BigBand (Bernstein v. BigBand Networks, Inc. et al., Case No. CIV509018). On October 18, 2011, another purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo, by Ezrah Naveh, another alleged stockholder of BigBand (Naveh v. Bassan-Eskenazi, et al., Case No. CIV509114). Both lawsuits purport to allege the following: (i) the members of the board of directors breached fiduciary duties they assertedly owed in connection with the Offer and the Merger; (ii) that BigBand, ARRIS, and Purchaser have aided and abetted the purported breaches of fiduciary duty; (iii) that the Offer Price is unfair and inadequate; and (iv) that the Offer and the Merger are the result of an unfair process. The Naveh complaint also alleges that (i) the members of the board of directors have failed to disclose all material information relevant to the Offer and the Merger; and that (ii) the members of the board of directors have engaged in self-dealing in connection with the Offer and the Merger. Both lawsuits seek, among other things, an injunction against the consummation of the Offer and the Merger and rescission of the Merger Agreement to the extent already implemented. The Company believes the claims asserted in the lawsuits are without merit and intends to defend against them vigorously.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of BigBand, ARRIS and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in BigBand’s filings with the SEC, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in BigBand’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that BigBand’s customers may delay or refrain from purchasing BigBand’s services due to uncertainties about BigBand’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 21, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(E)	Letter to Clients for use by Broker, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(F)	Investor Presentation dated October 11, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(2)(A)	Letter to stockholders of BigBand Networks, Inc. dated October 21, 2011*

(a)(2)(B)	Letter via electronic mail to employees of BigBand Networks, Inc. dated October 11, 2011 (incorporated by reference to the Schedule 14D-9 filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(a)(2)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Text of press release issued by ARRIS Group, Inc. and BigBand Networks, Inc. on October 11, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(a)(5)(B)	Summary advertisement, published on October 21, 2011 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(5)(C)	Opinion of Centerview Partners LLC dated October 10, 2011 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger, dated October 10, 2011, by and among BigBand Networks, Inc., Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(e)(2)	Tender and Voting Agreement, dated October 10, 2011, by and among Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. and certain stockholders of BigBand Networks, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

Exhibit Number	Description
(e)(3)	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand Networks, Inc., and ARRIS Group, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(e)(4)	Amended and Restated Certificate of Incorporation of BigBand Networks, Inc. (incorporated by reference to Exhibit 3.1(B) to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(5)	Amended and Restated Bylaws of BigBand Networks, Inc. (incorporated by reference to Exhibit 3.2(B) to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(6)	Form of Indemnification Agreement between BigBand Networks, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(7)	2001 Share Option and Incentive Plan of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.3 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(8)	2003 Share Option and Incentive Plan of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.4 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(9)	2004 Share Option and Incentive Plan Sub-Plan for Israeli Employees of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.5 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(10)	2007 Equity Incentive Plan Employees of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on March 8, 2007)

(e)(11)	Form of Option Agreement (U.S.) (incorporated by reference to Exhibit 10.6A to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(12)	Form of Option Agreement (Non U.S.) (incorporated by reference to Exhibit 10.6B to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(13)	Form of Restricted Stock Unit Agreement (U.S.) (incorporated by reference to Exhibit 10.6C to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(14)	Form of Restricted Stock Unit Agreement (Non U.S.) (incorporated by reference to Exhibit 10.6D to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(15)	2007 Equity Incentive Plan Sub-Plan for Israeli Employees (incorporated by reference to Exhibit 10.6E to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(16)	Form of Israeli Sub-Plan Option Agreement (incorporated by reference to Exhibit 10.6F to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(17)	Employee Stock Purchase Plan (incorporated by reference Exhibit 10.23 to Amendment No. 2 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on February 26, 2007)

(e)(18)(A)	Employment Agreement—Amir Bassan-Eskenazi (incorporated by reference to Exhibit 10.8 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

Exhibit Number	Description
(e)(18)(B)	Amendment to Employment Agreement—Amir Bassan-Eskenazi (incorporated by reference to Exhibit 10.8A to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on January 5, 2009)
(e)(19)	Offer Letter Agreement—Ravi Narula (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2010)

(e)(20)(A)	Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12 to Amendment No.1 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 26, 2007)

(e)(20)(B)	Amendment to Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12A to BigBand Networks, Inc.’s Annual Report on Form 10-K filed with the SEC on March 12, 2008)

(e)(20)(C)	Amendment to Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12B to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on January 5, 2009)

(e)(21)(A)	Letter Agreement—Harald Braun (incorporated by reference to Exhibit 10.26 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(21)(B)	Offer Letter Agreement—Harald Braun (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2010)

(e)(21)(C)	Letter Agreement Extending Employment – Harald Braun (incorporated by reference to Exhibit 10.11B to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

(e)(22)	Letter Agreement—Ken Goldman (incorporated by reference to Exhibit 10.15 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(23)	Letter Agreement—Robert Sachs (incorporated by reference to Exhibit 10.16 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(24)(A)	Letter Agreement—Michael Pohl (incorporated by reference to Exhibit 10.27 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(24)(B)	Consulting Agreement—Michael Pohl (incorporated by reference to Exhibit 10.14A to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

(e)(25)	Letter Agreement—Dennis Wolf (incorporated by reference to Exhibit 10.29 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(26)	Letter Agreement—David Lockwood (incorporated by reference to Exhibit 10.16 to BigBand Networks, Inc.’s Annual Report on Form 10-K filed with the SEC on March 9, 2011)

(e)(27)	Form of Bonus Agreement (incorporated by reference to Exhibit 10.21 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

(e)(28)	Offer Letter dated March 14, 2011 - Erez Rosen (incorporated by reference to Exhibit 10.30 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011)

(e)(29)	Offer Letter dated March 25, 2011 - Richard C. Smith (incorporated by reference to Exhibit 10.31 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011)

(g)	Not applicable

Exhibit Number	Description
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Centerview Partners LLC dated October 10, 2011

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIGBAND NETWORKS, INC.

By:	/s/ Amir Bassan-Eskenazi
Amir Bassan-Eskenazi
President and Chief Executive Officer

Dated: October 21, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 21, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(E)	Letter to Clients for use by Broker, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(1)(F)	Investor Presentation dated October 11, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(2)(A)	Letter to stockholders of BigBand Networks, Inc. dated October 21, 2011*

(a)(2)(B)	Letter via electronic mail to employees of BigBand Networks, Inc. dated October 11, 2011 (incorporated by reference to the Schedule 14D-9 filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(a)(2)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Text of press release issued by ARRIS Group, Inc. and BigBand Networks, Inc. on October 11, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(a)(5)(B)	Summary advertisement, published on October 21, 2011 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(a)(5)(C)	Opinion of Centerview Partners LLC dated October 10, 2011 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger, dated October 10, 2011, by and among BigBand Networks, Inc., Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(e)(2)	Tender and Voting Agreement, dated October 10, 2011, by and among Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. and certain stockholders of BigBand Networks, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by BigBand Networks, Inc. on October 11, 2011)

(e)(3)	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand Networks, Inc., and ARRIS Group, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Amsterdam Acquisition Sub, Inc. and ARRIS Group, Inc. on October 21, 2011)

(e)(4)	Amended and Restated Certificate of Incorporation of BigBand Networks, Inc. (incorporated by reference to Exhibit 3.1(B) to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(5)	Amended and Restated Bylaws of BigBand Networks, Inc. (incorporated by reference to Exhibit 3.2(B) to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(6)	Form of Indemnification Agreement between BigBand Networks, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

Exhibit Number	Description

(e)(7)	2001 Share Option and Incentive Plan of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.3 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(8)	2003 Share Option and Incentive Plan of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.4 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(9)	2004 Share Option and Incentive Plan Sub-Plan for Israeli Employees of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.5 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(10)	2007 Equity Incentive Plan Employees of BigBand Networks, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on March 8, 2007)

(e)(11)	Form of Option Agreement (U.S.) (incorporated by reference to Exhibit 10.6A to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(12)	Form of Option Agreement (Non U.S.) (incorporated by reference to Exhibit 10.6B to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(13)	Form of Restricted Stock Unit Agreement (U.S.) (incorporated by reference to Exhibit 10.6C to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(14)	Form of Restricted Stock Unit Agreement (Non U.S.) (incorporated by reference to Exhibit 10.6D to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(15)	2007 Equity Incentive Plan Sub-Plan for Israeli Employees (incorporated by reference to Exhibit 10.6E to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(16)	Form of Israeli Sub-Plan Option Agreement (incorporated by reference to Exhibit 10.6F to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007)

(e)(17)	Employee Stock Purchase Plan (incorporated by reference Exhibit 10.23 to Amendment No. 2 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on February 26, 2007)

(e)(18)(A)	Employment Agreement—Amir Bassan-Eskenazi (incorporated by reference to Exhibit 10.8 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(18)(B)	Amendment to Employment Agreement—Amir Bassan-Eskenazi (incorporated by reference to Exhibit 10.8A to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on January 5, 2009)

(e)(19)	Offer Letter Agreement—Ravi Narula (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2010)

(e)(20)(A)	Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12 to Amendment No.1 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 26, 2007)

(e)(20)(B)	Amendment to Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12A to BigBand Networks, Inc.’s Annual Report on Form 10-K filed with the SEC on March 12, 2008)

(e)(20)(C)	Amendment to Offer Letter Agreement—Robert Horton (incorporated by reference to Exhibit 10.12B to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on January 5, 2009)

(e)(21)(A)	Letter Agreement—Harald Braun (incorporated by reference to Exhibit 10.26 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(21)(B)	Offer Letter Agreement—Harald Braun (incorporated by reference to Exhibit 10.1 to BigBand Networks, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2010)

(e)(21)(C)	Letter Agreement Extending Employment—Harald Braun (incorporated by reference to Exhibit 10.11B to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

Exhibit Number	Description

(e)(22)	Letter Agreement—Ken Goldman (incorporated by reference to Exhibit 10.15 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(23)	Letter Agreement—Robert Sachs (incorporated by reference to Exhibit 10.16 to BigBand Networks, Inc.’s Registration Statement on Form S-1 filed with the SEC on December 22, 2006)

(e)(24)(A)	Letter Agreement—Michael Pohl (incorporated by reference to Exhibit 10.27 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(24)(B)	Consulting Agreement—Michael Pohl (incorporated by reference to Exhibit 10.14A to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

(e)(25)	Letter Agreement—Dennis Wolf (incorporated by reference to Exhibit 10.29 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009)

(e)(26)	Letter Agreement—David Lockwood (incorporated by reference to Exhibit 10.16 to BigBand Networks, Inc.’s Annual Report on Form 10-K filed with the SEC on March 9, 2011)

(e)(27)	Form of Bonus Agreement (incorporated by reference to Exhibit 10.21 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

(e)(28)	Offer Letter dated March 14, 2011 - Erez Rosen (incorporated by reference to Exhibit 10.30 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011)

(e)(29)	Offer Letter dated March 25, 2011 - Richard C. Smith (incorporated by reference to Exhibit 10.31 to BigBand Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Centerview Partners LLC dated October 10, 2011

*	Filed herewith.

Annex I

BIGBAND NETWORKS, INC.

475 Broadway Street, Redwood City, California, 94063

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

This Information Statement is being mailed on or about October 21, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Shares” or the “Common Stock”), of BigBand Networks, Inc., a Delaware corporation (“BigBand”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by ARRIS Group, Inc., a Delaware corporation (“ARRIS”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2011 (the “Merger Agreement”), by and among ARRIS, Amsterdam Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of ARRIS (“Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on October 21, 2011, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $2.24 per share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 21, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and ARRIS with the Securities and Exchange Commission (the “SEC”) on October 21, 2011. The Offer is scheduled to expire at 12:00 Midnight, New York time, on November 18, 2011 (unless the Offer is extended in accordance with the terms of the Merger Agreement), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn in accordance with the terms of the Offer. Following the successful completion of the Offer, upon approval by a stockholder vote, if required by Delaware law, Purchaser will be merged with and into the Company (the “Merger”), with BigBand continuing as the surviving corporation and a wholly owned subsidiary of ARRIS. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on October 21, 2011, and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning ARRIS, Purchaser and the ARRIS Designees (as defined below) has been furnished to the Company by either ARRIS or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

ARRIS DESIGNEES TO THE BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the initial acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the sum of all then outstanding (i) Shares and (ii) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price, and from time to time thereafter, ARRIS will be entitled to designate the number of directors (the “ARRIS Designees”) to the board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares beneficially owned by ARRIS and Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Following a request by ARRIS, BigBand will, to the extent permitted by applicable law and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals designated by ARRIS to be elected or appointed to the board of directors, including (at the election of ARRIS) either by increasing the size of the board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals designated by ARRIS to be elected or appointed to the board. Notwithstanding the foregoing, until the effective time of the Merger, the Company will use its commercially reasonable efforts to cause the board of directors to always have at least two directors who were directors as of the date of the Merger Agreement, who are not employed by BigBand and who are not affiliates, employees, or designees of ARRIS any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of NASDAQ. As a result, ARRIS will have the ability to designate a majority of the board of directors following the consummation of the Offer.

ARRIS has informed the Company that it will choose the ARRIS Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by ARRIS, sets forth, with respect to each individual who may be designated by ARRIS as an ARRIS Designee, the name, age of the individual as of October 14, 2011, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. ARRIS has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. ARRIS has informed the Company that, to its knowledge, none of the potential ARRIS Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. If necessary, ARRIS may choose additional or other ARRIS Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. The business address of each person listed in the table below is 3871 Lakefield Dr., Suwanee, Georgia, 30024, and the telephone number of their principal executive offices is (678) 473-2000.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of ARRIS Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Lawrence Margolis	63	Mr. Margolis has been Executive Vice President, Strategic Planning, Administration, and Chief Counsel of ARRIS since 2004 and has served as the Secretary of ARRIS since 1992. Mr. Margolis was the Chief Financial Officer from 1992 to 2004. Prior to joining ARRIS, Mr. Margolis was Vice President, General Counsel and Secretary of Anixter, Inc., a global communications products distribution company, from 1986 to 1992 and General Counsel and Secretary of Anixter from 1984 to 1986. Prior to 1984, he was a partner at the law firm of Schiff Hardin & Waite.

Name of ARRIS Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David B. Potts	54	Mr. Potts has been the Chief Financial Officer of ARRIS since 2004, and has been Chief Information Officer since the acquisition of ARRIS Interactive L.L.C. in August 2001. Prior to being named Chief Financial Officer in 2004, Mr. Potts was the Senior Vice President of Finance. Before joining ARRIS, he was Chief Financial Officer of ARRIS Interactive L.L.C. from 1995 to 2001. From 1984 to 1995, Mr. Potts held various executive management positions with Nortel Networks including Vice President and Chief Financial Officer of Bell Northern Research in Ottawa and Vice President of Mergers and Acquisitions in Toronto. Prior to Nortel Networks, Mr. Potts was with Touche Ross in Toronto. Mr. Potts is a member of the Institute of Chartered Accountants in Canada.

Robert Stanzione	63	Mr. Stanzione has been Chief Executive Officer of ARRIS since 2000. From 1998 through 1999, Mr. Stanzione was President and Chief Operating Officer of ARRIS. Mr. Stanzione has been a director of ARRIS since 1998 and has been the Chairman of the Board of Directors since 2003. From 1995 to 1997, he was President and Chief Executive Officer of ARRIS Interactive L.L.C. From 1969 to 1995, he held various positions with AT&T Corporation. Mr. Stanzione also serves as a director of National Cable & Telecommunications Association (NCTA) and Symmetricom, Inc.

Bruce McClelland	44	Mr. McClelland was appointed President Broadband Communications Systems of ARRIS in December 2007 and most recently had been Vice President & General Manager of the ARRIS Customer Premises Business Unit with responsibility for the development of a broad range of voice and data products. Prior to joining ARRIS in 1999 as Vice President of Engineering, he had eleven years of experience with Nortel Networks where he was responsible for development efforts on Nortel Networks’ Signaling System 7 and the Class 4/5 DMS switching product line.

Marc Geraci	58	Mr. Geraci has been Vice President and Treasurer of ARRIS since 2003 and has been with ARRIS since 1994. He began with ARRIS as Controller for the International Sales Group and in 1997 was named Chief Financial Officer of that group. Prior to joining ARRIS, he was a broker/dealer on the Pacific Stock Exchange in San Francisco for eleven years and, prior to that, in public accounting in Chicago for four years.

James Lakin	68	Mr. Lakin was appointed President, Advanced Technology and Services in 2007. Prior to his current role he was President of ARRIS Broadband since the acquisition of ARRIS Interactive L.L.C. in 2001. From 2000 to August 2001, he was President and Chief Operating Officer of ARRIS Interactive L.L.C. From 1995 to 2000, Mr. Lakin was Chief Marketing Officer of ARRIS Interactive L.L.C. Prior to 1995, he held various executive positions with Compression Labs, Inc. and its successor General Instrument Corporation.

It is expected that the ARRIS Designees may assume office at any time following Purchaser’s initial acceptance for payment of Shares pursuant to the Offer, which purchase cannot be earlier than November 21, 2011, and that, upon assuming office, the ARRIS Designees will thereafter constitute at least a majority of the board of directors.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of October 14, 2011, there were 72,190,079 Shares issued and outstanding.

BigBand’s Board of Directors

Our amended and restated bylaws provide for a classified board divided into three classes. The members of each class are elected to serve a three-year term with the term of office for each class ending in consecutive years. We currently have authorized nine directors. Vacancies may be filled by a majority of the directors then in office or by a sole remaining director. Alternatively, our bylaws provide that the board, at its option, may increase or decrease the authorized number of directors.

Set forth below is certain information furnished to us by the directors.

Name of Director	Age*	Position	Director Since
Amir Bassan-Eskenazi	46	Mr. Bassan-Eskenazi is our President and Chief Executive Officer and has served as such since he co-founded the Company in December 1998. Until February 2010, he also served as Chairman of the Board. Prior to co-founding BigBand Networks, Mr. Bassan-Eskenazi served in various executive capacities at Optibase Ltd., a provider of digital video solutions, from 1991 to 1998, including as Executive Vice President of Marketing and Chief Operating Officer. Mr. Bassan-Eskenazi holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology.	1998
Kenneth Goldman	62	Mr. Goldman serves as Senior Vice President of Finance and Administration and Chief Financial Officer of Fortinet Inc., a network equipment vendor, and has been in that role since September 2007. Between January and August 2007, he served as Senior Vice President of Finance and Administration and Chief Financial Officer of Dexterra, Inc., a provider of enterprise software for mobile devices. Prior to that, Mr. Goldman was Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services, from August 2000 until its acquisition by Oracle Corporation in March 2006. From December 1999 to December 2003, Mr. Goldman was a member of the Financial Accounting Standards Advisory Council. Mr. Goldman serves on the boards of directors of Infinera Corp., NXP Semiconductors N.V. and numerous private companies. Additionally, within the last five years, Mr. Goldman has served as a director of Juniper Networks, Inc., Leadis Technology, Inc. and Starrent Networks. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School.	2006
Richard C. Smith	67	Mr. Smith has worked as a consultant since January 2005. He served as a director for CommScope, Inc. from 2005 through 2011. From January 2000 to December 2004, Mr. Smith served as a Corporate Vice President and Director of Business Development, Broadband Communications Section of Motorola, Inc., a global communications equipment company. Mr. Smith holds a B.A. in Finance from Boston College and a J.D. from Georgetown University Law Center.	2011

Name of Director	Age*	Position	Director Since
Harald Braun	54	Mr. Braun has served as our Executive Vice President since October 2010. Prior to that, from April 2008 to June 2010, he was the President and Chief Executive Officer of Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.), a supplier of wireless transmission networks. Between April 2007 and April 2008, Mr. Braun was a Senior Executive at Nokia Siemens Networks, North America, a network equipment company. Prior to April 2007, Mr. Braun was the President and Chief Executive Officer of Siemens Networks, LLC. Mr. Braun holds a B.S. in Engineering from the University of Aachen, Germany.	2009
Erez Rosen	51	Since 2005, Mr. Rosen has served as the Founder of Rosen Group, a financial consulting firm. From 1998 to 2005, Mr. Rosen was the Chief Financial Officer of Aladdin Knowledge Systems, a software and security company. Mr. Rosen serves as a director of Inspire Investments, and within the last five years has served as a director of DGC and PowerDsine Ltd. Mr. Rosen holds a B.A. in Economics from Hebrew University of Jerusalem and an M.B.A. from INSEAD (Fontainebleau).	2011
Geoffrey Y. Yang	51	Mr. Yang is a Partner at Redpoint Ventures, a venture capital firm, which he co-founded in 1999. Immediately prior to co-founding Redpoint Ventures, Mr. Yang was a General Partner with Institutional Venture Partners, a venture capital firm. Mr. Yang currently served as a director of numerous private companies, and previously served as a member of the board of directors of TiVo, Inc. Mr. Yang holds a B.A. in Economics from Princeton University, a B.S.E. in Engineering and Management Systems from Princeton University and an M.B.A. from Stanford University.	2000
Michael J. Pohl	59	Mr. Pohl has served as our non-executive Chairman of the Board since February 2010. He was the Chief Executive Officer of Jinni, Inc., a privately-held Internet company, from March 2009 to January 2011. From December 2007 to April 2008, Mr. Pohl served as the Interim Vice President/General Manager of the On Demand Systems Division of ARRIS Group, Inc., a communications technology company specializing in the design and engineering of broadband networks. From December 2005 to November 2007, Mr. Pohl was President, Global Strategies at C-COR Incorporated, a video-on-demand company, which was acquired by ARRIS. From December 1999 until its acquisition by C-COR in December 2005, Mr. Pohl was the President and Chief Executive Officer of nCUBE Corporation, an interactive video server company. Mr. Pohl is a director of Ascent Capital Group Inc., a company which through its subsidiary, Monitronics International, Inc., primarily engages in providing security alarm monitoring services in the United States.	2009
Robert Sachs	62	Mr. Sachs is a Principal of the Continental Consulting Group, LLC, a Boston-based cable and telecommunications consulting firm, which he co-founded in January 1998. After founding Continental Consulting Group, Mr. Sachs served as President and Chief Executive Officer of the National Cable & Telecommunications Association, from August 1999 through February 2005. Mr. Sachs also serves as a member of the board of directors of StarHub, Ltd. Mr. Sachs holds a B.S. in Political Science from the University of Rochester, an M.S. in Journalism from Columbia University and a J.D. from Georgetown University.	2006

Name of Director	Age*	Position	Director Since
David Lockwood	50	Mr. Lockwood became a member of our Board in July 2010. He is the founding member and Managing Partner of VA SmallCap Partners, LLC; ValueAct SmallCap Management, LLC; and ValueAct SmallCap Master Fund, L.P. Prior to founding ValueAct SmallCap, Mr. Lockwood was the Chairman and Chief Executive Officer of Liberate Technologies, a provider of software for digital cable systems. Before serving at Liberate Technologies, he was Vice Chairman and Chief Executive Officer of Intertrust, a company that develops and licenses intellectual property.	2010

*	Ages as of October 14, 2011.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the individuals who served as our executive officers as of October 14, 2011:

Name of Executive Officer	Age	Present Position/Principal Occupation During Past Five Years
Rajive Dhar	46	Mr. Dhar has served as our Senior Vice President of Corporate Development and Strategic Planning since December 2009. Prior to BigBand, Mr. Dhar served as Vice President of Corporate Strategy and Planning at ARRIS Group Inc., a communications technology company, from March 2003 to December 2009. Mr. Dhar holds an M.B.A. from the University Of Chicago Booth School Of Business and an M.S. in Computer Engineering from Syracuse University.
Robert Horton	40	Mr. Horton has served as our General Counsel since February 2005. Prior to joining BigBand, Mr. Horton served as Senior Counsel for Borland Software Corporation, a software company, from November 2002 to January 2005. From 1997 to 2002 Mr. Horton served as an associate at the law firms of Covington & Burling LLP and Wilson Sonsini Goodrich & Rosati, P.C. Mr. Horton holds a B.A. in History from the University of Notre Dame and a J.D. from Northwestern University.
Ravi Narula	41	Mr. Narula has served as our Senior Vice President and Chief Financial Officer since May 2010. Prior to that, from May 2008 through April 2010, Mr. Narula served as our Vice President of Finance and Worldwide Controller and he was the Worldwide Controller since July 2005 through April 2008. Prior to joining BigBand, from February 2004 to July 2005, Mr. Narula served as the Director of Financial Governance at Borland Software Corporation, a software company, and previously was a Sr. Manager at Deloitte & Touche. Mr. Narula holds a B.Comm. from the University of Garhwal, India and is an active CPA in the state of California and a Chartered Accountant in Canada.

Name of Executive Officer	Age	Present Position/Principal Occupation During Past Five Years
Amir Bassan-Eskenazi(1)	46	Mr. Bassan-Eskenazi is our President and Chief Executive Officer and has served as such since he co-founded the Company in December 1998. Until February 2010, he also served as Chairman of the Board. Prior to co-founding BigBand Networks, Mr. Bassan-Eskenazi served in various executive capacities at Optibase Ltd., a provider of digital video solutions, from 1991 to 1998, including as Executive Vice President of Marketing and Chief Operating Officer. Mr. Bassan-Eskenazi holds a B.S. in Electrical Engineering from Technion, Israel Institute of Technology.
Jacob Avimor	53	Mr. Avimor is our Sr. Vice President of Worldwide Research and Development and has served as such since May 2010. From May 2008 to May 2010, he served as a Vice President of Research and Development in our Israeli operation. Prior to this, Mr. Avimor served in leadership roles at Mercury Interactive, a leading testing software company which was sold to Hewlett-Packard Company. Before that, Mr. Avimor co-founded PhoNet, a privately-held voice over IP software provider. Mr. Avimor holds a M.S. in Mathematics from Technion, Israel Institute of Technology.

(1)	Mr. Bassan-Eskenazi is also on our board of directors. Information pertaining to Mr. Bassan-Eskenazi may also be found in “BigBand’s Board of Directors” section above.

CORPORATE GOVERNANCE

We are committed to having sound corporate governance principles. BigBand’s Whistleblower Policy and Code of Business Conduct and Ethics, which are applicable to all BigBand Networks employees, officers, directors, contractors and agents, are available at http://www.bigbandnet.com. Our Code of Business Conduct and Ethics complies with the rules of the SEC, the listing standards of the NASDAQ Global Market (“NASDAQ”) and Rule 406 of the Sarbanes-Oxley Act of 2002. BigBand also has adopted procedures for accounting and auditing matters in compliance with NASDAQ listing standards. Concerns relating to accounting, internal controls or auditing matters may be brought to the attention of either our general counsel or to the chairman of the audit committee. All concerns are then reviewed by the audit committee and handled in accordance with procedures established by the audit committee with respect to such matters. For information on how to contact the audit committee directly, please see the section entitled “Stockholder Communications with the Board” below.

Board Independence

Our Board has determined that, except for Amir Bassan-Eskenazi and Harald Braun, each of whom is an executive officer of the Company, each of the current directors is independent within the meaning of the NASDAQ director independence standards. Furthermore, the Board has determined that each of the members of each of the committees of the Board is “independent” within the meaning of the NASDAQ director independence standards, including in the case of the members of the audit committee, the heightened “independence” standard required for such committee members set forth in the applicable NASDAQ rules. In making the determination of the independence of our directors, the Board considered all transactions in which BigBand and any director had any interest, including transactions involving BigBand and payments made to or from companies in the ordinary course of business where our directors serve on the Board or as a member of the executive management of the other company.

Board Structure and Committee Composition

Currently, our Board is comprised of nine directors divided into three classes—Class I, Class II and Class III—with each class serving for a three-year term. The classes are comprised as follows:

Class I (Term Expires in 2013)	Class II (Term expires in 2014)	Class III (Term Expires in 2012)
Amir Bassan-Eskenazi Kenneth Goldman Richard C. Smith	Harald Braun Erez Rosen Geoffrey Y. Yang	Michael J. Pohl Robert Sachs David Lockwood

On March 10, 2011, Ran Oz resigned as a Class I director. Concurrently, our Board adjusted Dennis Wolf’s classification from a Class II director to a Class I director. The Board then, also on March 10, 2011, appointed Mr. Erez Rosen to serve as a Class II director and as a member of the audit committee. On March 25, 2011, Dennis Wolf resigned as a Class I director, and our Board appointed Richard C. Smith to fill that vacancy, additionally appointing him as a member of both the audit committee and the compensation committee.

Our Board oversees risk management in a number of ways. The audit committee oversees the management of financial and accounting related risks as an integral part of its duties, including a review of the proficiency of the management team. Similarly, the compensation committee considers risk management when setting the compensation policies and programs for our executive officers and other employees. The full Board receives reports on various risk related items regarding the Company’s operations at its regular meetings, and from time to time receives reports on BigBand’s efforts to manage such risks through insurance and other risk mitigation methods.

Committees of the Board of Directors

The Board has separately-designated standing audit, compensation, and nominating and governance committees. The following chart indicates the current composition of the committees of our Board:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Kenneth Goldman (chair)	Geoffrey Y. Yang (chair)	Robert Sachs (chair)
Erez Rosen	Richard C. Smith	Michael J. Pohl
Richard C. Smith	Michael J. Pohl	Geoffrey Y. Yang

The functions of each of the Board committees are described below. Each of these committees operates under a written charter adopted by the Board. All of those committee charters are available on the Investor Relations section of BigBand’s website at http://www.bigbandnet.com. During 2010, the Board met 12 times, the audit committee met eight times, the compensation committee met ten times and the nominating and governance committee met six times. During 2010, each director attended at least 75% of all Board and applicable committee meetings.

Audit Committee

Our audit committee is comprised of Kenneth Goldman, Erez Rosen and Richard C. Smith, each of whom is a non-employee member of our Board. Mr. Goldman is the chairperson of our audit committee. Our Board has determined that each member of our audit committee meets the requirements for independence and financial literacy under the requirements of the NASDAQ and SEC rules and regulations. Our Board has determined that Mr. Goldman is an audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	the audit committee report that the SEC requires in our annual Proxy Statement.

Compensation Committee

Our compensation committee is currently comprised of Michael J. Pohl, Richard C. Smith and Geoffrey Y. Yang, each of whom is a non-employee member of our Board. Mr. Yang is the chairperson of our compensation committee. Our Board has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ, Rule 16(b)(3) of the Exchange Act and Rule 162(m) of the Internal Revenue Code. The compensation committee may form and delegate authority to subcommittees when appropriate. The compensation committee is responsible for, among other things:

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and equity compensation criteria for our employees;

•	the compensation committee report that the SEC requires to be included in our annual Proxy Statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

Share-based awards to Section 16 officers are made by the compensation committee. The compensation committee has delegated to the executive option committee (“EOC”) the authority to grant routine stock options (but not restricted stock units (“RSUs”) or other equity awards) to non-executives and non-directors, pursuant to a standing practice of regularly-scheduled meetings and grants within pre-approved guidelines per pay grade. The EOC is currently comprised of three officers, our president and chief executive officer, our chief financial officer and our general counsel. The EOC held 12 meetings during 2010.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Michael J. Pohl, Robert Sachs and Geoffrey Y. Yang, each of whom is a non-employee member of our Board. Mr. Sachs is the chairperson of our nominating and governance committee. Our Board has determined that each member of our nominating and governance committee satisfies the requirements for independence under the NASDAQ rules. The nominating and governance committee is responsible for, among other things:

•	assisting our Board in identifying prospective director nominees and recommending to our Board the nominees for election at each annual meeting of stockholders;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our Board;

•	overseeing the evaluation of our Board and management; and

•	recommending members for each committee to our Board.

Identification and Evaluation of Nominees for Directors

The nominating and governance committee’s criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board for selection, as director nominees, are as follows:

•	the committee regularly reviews the current composition and size of the Board;

•

the committee reviews the qualifications of any candidates who have been properly recommended by a stockholder, as well as those candidates who have been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee’s discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems appropriate; and

•	the committee evaluates the performance of the Board as a whole and evaluates the qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.

More generally, the committee considers the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. In evaluating the qualifications of the candidates, the committee considers many factors, including, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments, ability to serve on committees of the Board and the like. The committee evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. The committee considers each individual candidate in the context of the current perceived needs of the Board as a whole. While the committee has not established specific minimum qualifications for director candidates, the committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members. While we do not have a formal written policy on director diversity, the committee and the Board also consider diversity when reviewing the overall composition of the Board, and considering the slate of nominees for annual election to the Board and the appointment of individual directors to the Board. Diversity, in this context, includes factors such as experience, specialized expertise, geographic location, cultural background, gender and ethnicity. After such review and consideration, the committee recommends that the Board select the slate of director nominees.

For the current members of our Board, the committee considered the particular experience, qualifications, and skills held by each director in concluding that each director should continue to serve on the BigBand’s Board. Below is a summary of the Board’s conclusions regarding such matters:

•

The Board concluded that Mr. Bassan-Eskenazi should be nominated to serve as a director since he is a co-founder of BigBand, our CEO and remains a large stockholder. The Board also believes that his extensive knowledge of our solutions, markets and customers is a valuable resource to the Board.

•

The Board concluded that Mr. Braun should be nominated to serve as a director since he is a seasoned executive with strong leadership experience at multinational equipment providers serving service providers (particularly telecommunications companies) both in the U.S. and internationally, and such service providers represent a key market for us.

•

The Board concluded that Mr. Goldman should serve as director since he is an experienced executive who brings to the Board strong accounting, financial and business expertise, including actively serving on the boards of several public companies, serving in advisory roles as a member of the Financial Accounting Standards Advisory Council, and previously serving in an executive role at a service provider to our cable customers. These skills are especially important in Mr. Goldman’s role as chair of the audit committee of the Board.

•

The Board concluded that Mr. Lockwood should serve as a director due to his financial and business expertise, including capital markets, combined with his management and investment banking experience. Additionally, the Board believes Mr. Lockwood brings a key perspective since he is a partner at a major stockholder of the company.

•

The Board concluded that Mr. Pohl should serve as a director since he is a veteran executive who provides valuable insight on our cable industry customer relationships and also provides strong leadership and mentoring to our management team.

•

The Board concluded that Mr. Rosen should be nominated to serve as a director since he is a seasoned finance executive with an acute understanding of the technology market in Israel, which is home to one of our important operating locations.

•

The Board concluded that Mr. Sachs should serve as a director since he is an experienced executive with deep relationships with our cable customers and has an extensive background on key regulatory issues facing our cable customers.

•

The Board concluded that Mr. Smith should serve as a director since he is and has been a seasoned executive with cable and telecommunications equipment vendors, and brings strong relationships and a strong financial background (serving as the chairman of another public company audit committee and executive tax positions) to our Board.

•

The Board concluded that Mr. Yang should be nominated to serve as a director since he is a Partner at Redpoint Ventures, our largest stockholder and a long-time investor in BigBand. In addition, Mr. Yang brings more than 20 years experience investing in, advising and serving on the boards of private and public technology companies.

Collectively, we believe this mix of directors provides us with a combination of strong executive leadership at companies supporting the same types of customers BigBand supports today, the technological acumen to guide BigBand and the financial expertise to oversee our financial disclosures.

Stockholder Communications with the Board

Stockholders of BigBand, and other parties interested in communicating with the Board, may contact any of our directors by writing to them by mail or express mail c/o BigBand, Inc., 475 Broadway Street, Redwood City, California 94063. The nominating and governance committee of the Board has approved a process for handling stockholder communications received by us. Under that process, our general counsel receives and logs stockholder communications directed to the Board, reviews all such correspondence and regularly forwards to the Board a summary and copies of such correspondence.

Policy on Director Attendance at Annual Meetings

We have no formal policy regarding attendance of Board members at our annual meetings of stockholders. Michael Pohl and Amir Bassan-Eskenazi attended our 2011 Annual Meeting of Stockholders.

DIRECTOR COMPENSATION

Compensation of Non-Employee Directors

We have adopted a compensation policy that is applicable to all of our non-employee directors. As of December 31, 2010, this compensation policy provided that each such non-employee director would receive the following compensation for Board services:

•	an annual director retainer of $20,000;

•	compensation for attending board meetings in-person of $1,000 per meeting;

•	compensation for attending committee meetings in-person of $1,000 per meeting;

•	compensation for attending board or committee meetings telephonically of $500 per meeting, and $750 per committee meeting that is longer than one hour;

•

upon first joining the board, an initial grant of a stock option to purchase 50,000 shares of our common stock vesting as to 25% of the shares on the first anniversary of the grant date and an additional 1/48th of the total shares vesting monthly thereafter so that the award is fully vested four years after the grant date, subject to continued service on the Board; and

•

for each director whose term continues following an annual meeting, an automatic annual grant of a stock option for the purchase of 19,300 shares of our common stock vesting as to 1/12th of the shares per month so that the award is fully vested one year after the grant date, and 12,800 RSUs vesting as to 1/4th of the shares per quarter so that the award is fully vested one year after the grant date, subject to continued service on the Board.

Following a change in control, pursuant to our compensation policy for non-employee directors, all options and RSUs granted to the director shall fully vest and become immediately exercisable.

Non-Employee Director Compensation Table for Fiscal 2010

The following table shows compensation information for our current and former non-employee directors for fiscal 2010. Mr. Bassan-Eskenazi, Mr. Braun and Mr. Oz (who resigned from the Board effective March 10, 2011) received no separate compensation for their Board activities while serving as an executive officer.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)(3)	Option Awards(2)(3)	Total
Harald Braun*	$36,000	$36,480	$34,308	$106,788
Kenneth Goldman	$61,250	$80,628	$34,308	$176,186
David Lockwood	$15,750	$—	$83,130	$98,880
Michael J. Pohl	$55,195	$65,080	$34,308	$154,583
Robert Sachs	$39,000	$60,341	$34,308	$133,649
Dennis Wolf+	$41,000	$36,480	$34,308	$111,788
Geoffrey Y. Yang	$54,250	$113,299	$34,308	$201,857

*	Mr. Braun became an executive of the corporation effective October 19, 2010, therefore only a partial year of non-employee director compensation is reflected.
+	Mr. Wolf resigned from the Board effective March 10, 2011.
(1)	Consists of meeting attendance fees and annual retainers, where applicable.
(2)	Amounts shown represent the aggregate grant date fair value of the stock awards and option awards. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 8 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010. The actual value that a director may realize from an award is contingent upon the satisfaction of the conditions to vesting in that award on the date the award is vested. Thus, there is no assurance that the value, if any, eventually realized by the director will correspond to the amount shown.

(3)	The aggregate number of stock awards (which consisted solely of RSUs) and the aggregate number of option awards outstanding at December 31, 2010 were as follows:

Name	RSUs Outstanding as of December 31, 2010	Option Awards Outstanding as of December 31, 2010
Harald Braun*	6,400	69,300
Kenneth Goldman	20,371	125,550
Michael J. Pohl	8,900	69,300
David Lockwood	—	50,000
Robert Sachs	13,951	104,300
Dennis Wolf+	6,400	69,300
Geoffrey Y. Yang	30,710	108,050

*	Mr. Braun became an executive of the corporation effective October 19, 2010. Therefore, only those grants made prior to that date in 2010 are reflected.
+	Mr. Wolf resigned from the Board effective March 10, 2011.

Further, the table below shows the grant date fair value of each equity award granted to each non-employee director in 2010:

Name	Grant Date	RSUs Granted	Grant Date Fair Value of RSUs	Option Awards Granted	Grant Date Fair Value of Option Awards Granted	Total Grant Date Fair Value of RSUs and Option Award
Harald Braun*	5/24/2010	—	—	19,300	$34,308	—
	5/24/2010	12,800	$36,480	—	—	$70,788
Kenneth Goldman	5/24/2010	—	—	19,300	$34,308	—
	5/24/2010	12,800	$36,480	—	—	—
	11/11/2010	13,971	$44,148	—	—	$114,936
David Lockwood	8/11/2010	—	—	50,000	$83,130	$83,130
Michael J. Pohl	5/24/2010	—	—	19,300	$34,308	—
	2/25/2010	10,000	$28,600	—	—	—
	5/24/2010	12,800	$36,480	—	—	$99,388
Robert Sachs	5/24/2010	—	—	19,300	$34,308	—
	5/24/2010	12,800	$36,480	—	—	—
	11/11/2010	7,551	$23,861	—	—	$94,649
Dennis Wolf+	5/24/2010	—	—	19,300	$34,308	—
	5/24/2010	12,800	$36,480	—	—	$70,788
Geoffrey Y. Yang	5/24/2010	—	—	19,300	$34,308	—
	5/24/2010	12,800	$36,480	—	—	—
	11/11/2010	24,310	$76,819	—	—	$147,607

*	Mr. Braun became an executive of the corporation effective October 19, 2010, therefore only grants made prior to that date in 2010 are reflected.
+	Mr. Wolf resigned from the Board effective March 10, 2011.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of the compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our plans as of March 2011, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we employ in the future may differ materially from the programs summarized in this discussion.

Overview

BigBand operates in a competitive global labor market, and our competitive position derives from our ability to attract and retain talented people. We therefore devote considerable efforts and resources to hiring talented individuals, motivating strong performance, and retaining those who deliver positive results. Our rewards programs, which are comprised of employee benefits, cash compensation, and equity awards, are designed to serve such goals. In particular, we design our compensation programs to:

•	reward executives through a mix of cash and equity vehicles;

•	tie significant portions of our executives’ potential rewards to the executives’ and the company’s performance, and to the returns realized by our stockholders;

•	reflect our total rewards philosophy, as explained below;

•	allow us to attract top talent, and retain and motivate highly-skilled executives;

•	be “market-based” and competitive;

•	stress our “pay for performance” approach;

•	share risks and rewards with employees at all levels;

•	be affordable, within the context of our operating expense model; and

•	align the interests of our employees with those of our stockholders.

In addition, we administer our rewards programs to attempt to:

•	be fair and equitable;

•	reflect the changing environment and our evolving business needs; and

•	consistently apply our total compensation philosophy in our locations throughout the world, though specific programs may vary from location to location.

For 2010, our business results fell short of our performance targets in significant ways, and consequently no variable compensation was paid under our incentive compensation plan, or ICP. As a result, the total payments under our 2010 executive compensation program were lower than in 2009.

Compensation Framework

Market Analysis

In 2010, the compensation committee of our Board engaged executive compensation experts Compensia, Inc. to conduct a competitive analysis of the compensation of our executives. The analysis included a review of competitive market data, derived from both third-party compensation surveys conducted by Radford Surveys + Consulting, and a review of annual reports and proxy statements of peer companies (i.e., the 17 technology companies listed in Appendix A to our Notice of Annual Meeting and Proxy Statement for our 2010 Annual Meeting). Compensia, Inc. and members of our Human Resources Department evaluated the peer group data for each component of our executive compensation program, including base salary, variable compensation, and equity awards.

Our peer group, and the subsets of market survey data we use to evaluate the competitiveness of our executive compensation changed significantly in 2010. Such changes were made at the recommendation of Compensia, Inc. and reflected our compensation committee’s ongoing desire to measure our compensation levels against those of technology companies having roughly $100 million to $200 million in revenues, while our 2009 peer group was a blend of technology companies having revenues of $100 million to $200 million and technology companies having revenues of $200 million to $500 million. As a result of this change, BigBand now compares its pay levels to those of technology companies that are smaller, on average, than the companies we compared ourselves to in previous years.

The peer group analysis confirmed that our executives’ overall compensation levels (base pay, variable pay and equity-based pay) were generally near the targets stated in our compensation philosophy, as approved by the compensation committee of our Board, even when compared to the peer group comprised of smaller companies. Specifically, we targeted our executives’ compensation at the following competitive levels:

Base Pay	Total Cash Compensation(1)		Total Direct Compensation(2)
50th percentile	75	th percentile	75	th percentile

(1)	Total Cash Compensation is defined as the sum of base salary and variable compensation.
(2)	Total Direct Compensation is defined as the sum of Total Cash Compensation and Equity Compensation.

Determining the Amount of Each Element of Compensation. We design each element of our rewards program to be competitive in the labor market. We monitor the market throughout the year and adjust each element when appropriate. In addition, from time to time, the compensation committee of the Board considers whether to provide our executives with additional compensation, such as discretionary cash or equity awards, as circumstances may warrant. Such circumstances may include, without limitation, promotions, recognition of outstanding performance or retention of key executives.

Base Pay. In general, we believe an employee’s base pay level should reflect the market base salary of the job the employee performs, the employee’s overall sustained performance level, and the employee’s contribution to BigBand over time. The base pay for our top performers may be higher than our target level. However, in the aggregate, our named executive officers’ base salaries are at or near our competitive base pay target, with executives who are newer to their roles having lower base salaries relative to the target and longer-serving executives having higher base salaries relative to the target. In June 2010, prior to the establishment of the new peer group, our chief executive officer’s annual base salary was increased by $87,000 in an effort to bring his salary in line with the 50th percentile of the then-current peer group after several years of Mr. Bassan-Eskenazi having a salary that was substantially below the 50th percentile of the then-current peer group. Measured against our current guidelines and current peer group, Mr. Bassan-Eskenazi’s base pay is between the 50th percentile and the 65th percentile. With the exception of the chief executive officer, there were no merit salary increases for executives in 2010. However, certain executives did receive salary increases in connection with promotions during the year. Collectively, these base salary changes position our executives just below the 50th percentile of our current peer group on average.

Variable Pay. Our variable pay programs are intended to motivate employees to achieve overall company goals by aligning the employees’ individual objectives with those of the company. Our programs are designed to reflect the actual results achieved in employees’ payouts, to provide competitive and motivational awards, to avoid entitlements, and to be easy to understand and administer.

As with base pay, we determine the targeted level of variable compensation from a review of competitive market data, derived from both third-party compensation surveys conducted by Radford Surveys + Consulting, and a review of annual reports and proxy statements of peer companies. After developing a competitive framework, we determine an employee’s actual level of variable compensation by assessing the employee’s actual results against pre-established goals and objectives, and rewarding the employee in accordance with the terms of the variable pay program. In developing the competitive framework, we seek to set aggregate “total cash compensation” (base salary plus variable pay) at the 75th percentile of the surveyed market to meet our goal of ensuring that our cash compensation levels are competitive, and to enable us to attract and retain our key employees.

In 2010, we had two primary variable pay programs: our ICP and our 2010 Sales Compensation Plan. Generally, each employee participates in either the ICP or the Sales Compensation Plan, but no employee participates in both simultaneously. Our named executive officers participated only in the ICP during 2010.

The ICP features two performance periods each year, one for each half of the year (performance during each of which determines payment of 50% of the target annual ICP payment). An ICP participant’s payment, if any, for each performance period is determined as the product of (A) each employee’s period-end base salary, (B) his or her period-end ICP target, (C) his or her individual performance score for the period, and (D) the company’s performance score for the period. Under some circumstances, a participant’s score may also be subject to proration for partial-year service. In 2010, we established targets such that realization of a 100% payout would require a very high level of performance.

The following table sets forth the initial 2010 business goals for purposes of the ICP.

Period	Bookings Goal (millions)	Revenue Goal (millions)	Operating Income Goal (millions)
2010	$192.6	$155.0	$8.0

Late in the second quarter of 2010, the compensation committee adjusted these annual goals downward for the second half of 2010 in recognition of the changed business outlook for BigBand. The following table sets forth the revised 2010 business goals, BigBand’s actual performance against those goals, the overall objective score, and the revised 2010 funding levels.

Period	Bookings Goal (millions)	Actual Bookings (millions)	Revenue Goal (millions)	Actual Revenue (millions)	Operating Income Goal (millions)	Actual Operating Income
2010	$139.7	$81.2	$125.0	$111.7	$0.0	$(32.0)

Since our performance in 2010 fell substantially below the thresholds required for payout in both halves of the year, no ICP payouts were made to any employee for 2010.

For 2011, we do not plan to change our named executive officers’ variable pay target percentages, which are 108% for the CEO and 60% for each other named executive officer. However, we have modified the methodology under which ICP payments will be earned and calculated in 2011. Whereas the ICP had a meaningful Company Performance component in 2010 and in prior years, for 2011 (and we expect for future periods), each employee will earn variable pay based on individual and group performance. With this change, only those employees who directly influence any given aspect of our performance will have that performance reflected in his or her own payout. We anticipate that this change will, on average, increase the likelihood of payouts under the ICP. However, for the executives, the group performance metrics include our performance against pre-determined revenue, operating income and new product introduction goals. These goals were selected by the compensation committee to focus management on the initiatives that the committee believes will create stockholder value. We do not disclose the specific targets for our overall business prospectively, as we deem them confidential and believe that their disclosure would result in competitive harm to us.

Equity-Based Pay. Our goal is to maintain a competitive equity rewards program, and we monitor the competitive market, and applicable accounting, corporate, securities and tax laws and regulations, so that we may adjust our equity programs as needed. Awards of stock options, RSUs and other forms of equity compensation are intended to reflect and reward high levels of individual performance over time. We grant stock options and RSUs to provide a long-term incentive for executives and to align their financial interests with those of our stockholders.

Our compensation committee does not apply rigid formulas in allocating equity awards to executives as a group or to any particular executive. Instead, it exercises its judgment and discretion and considers, among other things, the role and responsibilities of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options and RSUs to be granted to all participants during the year. The compensation committee and the management team regularly review the amount of equity compensation outstanding to help ensure that appropriate dilution levels are maintained while still providing competitive rewards that are commensurate with results delivered. The number of stock options and RSUs granted to each executive is set forth in the table under the heading “Grants of Plan-Based Awards For Fiscal 2010” on page I-24. The value of such grants, as determined in accordance with SFAS ASC Topic 718 for each individual named executive officer is set forth in the column “Stock Awards” in the “Summary Compensation Table” on page I-23.

Allocation of Equity Compensation Awards

During 2010, the compensation committee granted 1,066,000 option shares, 168,994 performance-based RSUs, and 890,931 time-based vesting RSUs to our named executive officers. On February 24, 2010, our compensation committee granted a total of 34,000 time-based vesting RSUs to Mr. Narula in recognition of his performance during the preceding year. On June 11, 2010, our compensation committee granted Mr. Bassan-Eskenazi 234,000 time-based RSUs, a stock option to purchase 216,000 shares, and 72,382 RSUs that vest upon our stock reaching certain pre-determined prices. Combined, the time-based equity awards were designed to move Mr. Bassan-Eskenazi to the 50th percentile of CEO equity compensation compared to the then-current peer group. When measured against the current peer group, those grants would place Mr. Bassan-Eskenazi at the 75th percentile of CEO equity compensation. In addition, at the June 11, 2010 meeting, our compensation committee granted Mr. Crann an option to purchase 376,000 shares and 17,200 RSUs and granted Mr. Narula an option to purchase 370,000 shares in conjunction with their promotions to the positions of Senior Vice President of Product Line Management and Chief Financial Officer, respectively, In addition, on June 14, 2010, our compensation committee granted each of Mr. Dhar and Horton 68,799 time-based vesting RSUs, which placed Mr. Dhar and Mr. Horton just below the 65th percentile in equity compensation when compared to our peer companies. On August 11, 2010, our compensation committee awarded Mr. Horton an additional RSU for 31,201 shares, with the goal of increasing the likelihood of retention of Mr. Horton’s services. All of the foregoing time-based RSUs vest over a three-year period, while all of the option grants vest over a four-year period.

As explained elsewhere, we granted performance-based vesting RSUs to our employees, including our named executive officers, as part of our ICP program for the second half of 2010. Since no ICP payout for this period was earned, none of these performance-based vesting RSUs vested in 2010. Instead, these performance-based vesting RSUs were reused for the first half of 2011 variable pay pursuant to our 2011 ICP program, which reduced the 2011 grant requirements concomitantly.

In 2010, our Board authorized and our stockholders approved a value for value option exchange, pursuant to which employees exchanged certain options that had exercise prices substantially in excess of the fair market value of our common stock on the date of exchange for RSUs that were subject to incremental vesting restrictions. In November 2010, we completed this exchange, which in total decreased the stock option overhang by more than 3.5 million shares and lengthened the vesting schedule for the previously-granted options by 12 to 18 months. As part of this exchange, 1,813,090 RSUs were granted to employees, 368,132 of which were granted to our named executive officers. Including the RSUs awarded as part of the option exchange, in 2010, we granted a total of 7,270,972 option shares and RSUs, of which a total of 2,125,925 option shares and RSUs were granted to our named executives, representing 29.2% of all option shares and RSUs granted in 2010.

Timing of Equity Awards

Our compensation committee generally grants equity awards to executives and current employees once per year, typically at a meeting of the compensation committee held in the first quarter of the year. In 2010, grants to executives were made in the second quarter following significant changes in the executive team. In March 2011, we made performance-related grants to current executives and employees and anticipate doing so in the first quarter of subsequent years.

With respect to newly hired executives, we generally grant options at the first meeting of the compensation committee following such executive’s hire date; provided that the compensation committee makes these option grants only during our open trading window (as defined in our insider trading policy). We do not have any program, plan or practice to time either the release of material non-public information or the grant of stock options or RSUs for the purposes of affecting the value of executive compensation. The exercise price of any newly-granted option is the closing price of our common stock on the NASDAQ on the date of grant.

Executive Equity Ownership

We expect and encourage our executives to hold a significant equity stake in BigBand. However, we do not have specific share retention or ownership guidelines. We have a policy that prohibits our executives from short-selling our stock, holding our stock in a margin account, and trading in exchange-traded options on our stock. Several of our executives have established trading plans pursuant to Rule 10b-5(1) of the Exchange Act to manage their sales of our securities.

Types of Equity Awards

We grant non-qualified stock options and RSUs and have granted a limited number of restricted stock awards in the past. Future grants may take any of these forms, or incentive stock options, performance shares or units, or any other of the forms permitted under our 2007 Equity Incentive Plan. The decision on the form of any specific award is undertaken with consideration of factors including, but not limited to, the dilutive, motivational, and retentive impact of the award.

All of our employees (including our executives), except those located in the People’s Republic of China, are eligible to participate in our Employee Stock Purchase Plan, or ESPP, if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping, six-month offering periods. Our ESPP permits participants to purchase common stock through payroll deductions. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock on either the first day or the last day of the period, whichever is lower.

Performance-Based Compensation and Financial Restatement

We have not considered or implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executives and other employees where such payments were predicated upon the achievement of certain financial results that were subsequently the subject of a financial restatement.

Severance and Change in Control Arrangements

All of our executives have employment and other agreements that provide for severance payments and/or acceleration of stock option and RSU vesting that would be triggered by an acquisition or other change in control of BigBand. Generally, our executive officers are entitled to severance in an amount equal to six months’ base salary and health benefits if terminated or constructively terminated other than for cause; however, if an executive is terminated or constructively terminated within six months of a change in control, the executive is entitled to severance in an amount equal to twelve months’ salary and health benefits. In addition, the equity awards to all of our executives provide for a potential acceleration of outstanding awards in the event that the executive is terminated or constructively terminated within six months of us undergoing a change in control, as defined in such plans.

Based upon a review of comparable market data at the time the arrangements were entered into, the compensation committee approved the severance and change of control agreements described below. The compensation committee believes that severance agreements are necessary in order to provide competitive executive compensation packages. The compensation committee also believes that change of control vesting and severance benefits could serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive would depart BigBand before a transaction is consummated, allowing those executives to focus on continuing normal business operations and on the success of a potential business combination, rather than focusing on alternative employment. The following table reflects the acceleration to which each executive officer would be entitled as of December 31, 2010 (please refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to each executive officer in connection with the transactions contemplated by the Merger Agreement):

Name	Grant Date	Number of Securities	Price	Percent of Unvested Shares Vesting Upon Change in Control
Bassan-Eskenazi, Amir(1)	5/19/2009	100,000	$—	50% single trigger; 100% double trigger
	5/19/2009	137,500	—	50% single trigger; 100% double trigger
	6/11/2010	91,000	—	50% single trigger; 100% double trigger
	6/11/2010	119,167	—	50% single trigger; 100% double trigger
	6/11/2010	189,000	2.92	50% single trigger; 100% double trigger
	11/18/2010	22,411	—	50% single trigger; 100% double trigger
	11/18/2010	102,589	—	50% single trigger; 100% double trigger

Ravi Narula(2)	5/19/2009	21,810	$—	50% double trigger
	2/24/2010	28,334	—	50% double trigger
	6/11/2010	323,750	2.92	50% double trigger
	11/18/2010	3,750	—	50% double trigger

Paul Crann, Jr.(2)	5/19/2009	9,600	$—	100% double trigger
	5/19/2009	28,625	—	100% double trigger
	6/11/2010	20,584	2.92	50% double trigger
	6/11/2010	306,250	2.92	50% double trigger
	6/11/2010	14,334	—	50% double trigger

Rajive Dhar(2)	12/10/2009	22,500	$—	36 months’ vesting double trigger
	6/14/2010	57,333	—	50% double trigger
	11/18/2010	132,000	—	36 months’ vesting double trigger

Horton, Robert(2)	2/13/2008	5,000	$—	100% double trigger
	6/11/2008	15,000	—	100% double trigger
	5/19/2009	16,346	—	100% double trigger
	5/19/2009	32,694	—	100% double trigger
	6/14/2010	57,333	—	50% double trigger
	8/11/2010	31,201	—	50% double trigger
	11/18/2010	8,125	—	100% double trigger
	11/18/2010	21,875	—	100% double trigger

(1)	Single trigger acceleration occurs upon a Change in Control, and double trigger occurs upon termination without Cause within one year following a Change in Control.

(2)	Double trigger acceleration occurs upon termination without Cause within six months of a Change in Control.

The table below sets forth the approximate value of salary, bonus and accelerated equity payable to each of our executive officers, assuming a change in control or termination event had occurred on December 31, 2010 (please refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to each executive officer in connection with the transactions contemplated by the Merger Agreement):

Termination Benefit Table

	Salary	Benefits	Accelerated Equity	Total
Amir Bassan-Eskenazi
Upon Change in Control	$412,000	$17,556(4)	$1,603,468	$2,033,024
Termination: Without Cause	412,000	17,556(4)	801,734	1,231,290
Termination: Death, Disability, Voluntary without Cause(1)	206,000	8,778(5)	—	214,778

Ravi Narula
Termination upon Change in Control without Cause	$253,100	$14,736(4)	$150,903	$418,739
Termination without Cause(2)	126,550	7,368(5)	—	133,938

Paul Crann, Jr.
Termination upon Change in Control without Cause	$250,000	$19,800(4)	$147,165	$416,965
Termination without Cause(2)	125,000	9,900(5)	—	134,900

Rajive Dhar
Termination upon Change in Control without Cause	$230,000	$—	$593,132	$823,132
Termination without Cause(2)	115,000	—	—	115,000

Robert Horton
Termination upon Change in Control without Cause	$250,000	$5,004(4)	$525,207	$780,211
Termination without Cause(3)	125,000	2,502(5)	—	127,502

*	All payments indicated are payable in a lump sum on or about the date of the triggering event.
(1)	Voluntary termination without Cause requires six months’ prior written notice to us, and will only be paid in a lump sum if we choose not to continue the executive’s employment during those six months.
(2)	Includes Constructive Termination, defined as a required change in location of more than 50 miles from the office location to which the executive would report; a failure to pay or a material reduction of salary level or benefits (unless such reductions are concurrently made for all other employees at a comparable level); a significant reduction of duties, position or responsibilities unless the reduction is solely by virtue of BigBand being acquired or made part of a larger entity; or our determination that the executive’s services are no longer needed, all to which the executive has not expressly consented. Mr. Crann resigned from his position as Senior Vice President, Product Line Management, of BigBand on September 7, 2011.
(3)	Includes the relocation of the executive’s principal place of employment more than 50 miles from Redwood City, California without his express prior written consent, a material reduction in salary or benefits, or a material diminution in authority, duties or responsibilities.
(4)	Equal to 12 months’ COBRA premiums, to be paid by us on behalf of the executive.
(5)	Equal to six months’ COBRA premiums, to be paid by us on behalf of the executive.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a $1.0 million limit on the amount of compensation that we may deduct in any one year with respect to our named executive officers, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans (other than time-based vesting RSUs) qualify or may qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. We believe that RSUs that vest solely based on the passage of time do not qualify as performance-based under Section 162(m). In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and accordingly the compensation committee of our Board has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Role of Executives in Executive Compensation Decisions

Our compensation committee generally seeks input from our President and Chief Executive Officer, Amir Bassan-Eskenazi, when discussing the performance of, and compensation levels for executives other than himself. The compensation committee also works with Mr. Bassan-Eskenazi in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Bassan-Eskenazi nor any of our other executives participates in deliberations relating to his own compensation.

Compensation Committee Report

Our compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

Geoffrey Y. Yang (Chairman)

Michael J. Pohl

Richard C. Smith

The foregoing compensation committee report shall not be deemed to be “soliciting material,” to be “filed” with the SEC or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that BigBand specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee during 2010 were Michael J. Pohl, Geoffrey Y. Yang, Dennis Wolf (who resigned from the committee effective March 25, 2011) and Harald Braun (who resigned from the committee effective October 19, 2010). No compensation committee member was at any time during his tenure as a compensation committee member during 2010, an officer or employee of BigBand or any of our subsidiaries. None of our executives serves as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee.

Summary Compensation Table

The following table provides information regarding the compensation for 2008, 2009 and 2010 of our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers. We refer to these executive officers as our named executive officers.

Name and Principal Position	Year	Salary		Bonus	Stock Awards(1)	Option Awards(2)	Non Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Amir Bassan-Eskenazi	2010	$375,750		$—	$914,764	$393,379	$—	$—		$1,683,893
President and Chief Executive Officer	2009	325,000		—	1,692,800	—	78,180	—		2,095,980
	2008	325,000		1,500	—	—	355,406	24,003	(4)	705,906

Ravi Narula	2010	$235,400		$—	$170,659	$673,844	$—	$—		$1,079,903
Senior Vice President and Chief Financial Officer	2009	200,000		1,500	184,595	—	17,379	769	(5)	404,243
	2008	196,542		20,000	142,685	83,142	61,101	6,807	(5)	503,470

Paul Crann, Jr(6).	2010	$245,455		$—	$128,694	$684,771	$—	$—		$1,058,920
Vice President, Product Line Management	2009	220,300		—	343,850	—	21,630	—		585,780
	2008	195,333		1,000	161,400	180,147	64,708	—		602,588

Rajive Dhar	2010	$230,000		$—	$265,518	$—	$—	$—		$495,518
Senior Vice President, Strategic Planning & Corporate Development	2009	13,068	(7)	$30,000	105,900	778,833	—	—		927,801
	2008	—		—	—	—	—	—		—

Robert Horton	2010	$250,000		$—	$356,412	$—	$—	$—		$604,412
Senior Vice President and General Counsel	2009	250,000		—	449,650	—	36,954	13,830		750,434
	2008	238,542		25,000	387,500	—	132,928	20,457		804,427

(1)	Amounts shown represent the aggregate grant date fair value of the stock awards in the year indicated. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 8 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010. The actual value that may be realized from an award is contingent upon the satisfaction of the conditions to vesting in that award on the date the award is vested. Thus, there is no assurance that the value, if any, eventually realized will correspond to the amount shown.
(2)	Amounts shown represent the grant date fair value of option awards granted in the year indicated. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 8 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010. The actual value, if any, that may be realized from an option award is contingent upon the satisfaction of the conditions to vesting in that award, and upon the excess of the stock price over the exercise price, if any, on the date the option award is exercised. There is no assurance that the value, if any, eventually realized will correspond to the amount shown.
(3)	Amounts in this column reflect bonuses earned under our ICP in the year indicated, though some amounts were paid in the following year.
(4)	Reflects cash payments of $21,503 related to stock options exchanged at the election of the employee in 2006, and $2,500 related to vacation cash out.
(5)	Reflects a cash payment related to vacation cash out.
(6)	Mr. Crann resigned from his position as Senior Vice President, Product Line Management, of BigBand on September 7, 2011.
(7)	Amounts reflect prorated compensation from December 10, 2009 (Mr. Dhar’s hire date) through December 31, 2009.

Grants of Plan-Based Awards for Fiscal 2010

The following table shows all plan-based awards granted to our named executive officers during 2010, which includes an aggregate of 368,132 RSUs granted on November 18, 2010 in connection with our option exchange program, in exchange for options to purchase an aggregate of 1,027,521 shares of common stock returned to pool. The option awards identified in the table below are also reported in the Outstanding Equity Awards at 2010 Fiscal Year-End table below.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/sh)(2)	Grant Date Fair Value of Stock and Option Awards(1)
Name		Threshold	Target	Maximum
Amir Bassan-Eskenazi		$61,800	$412,000	$824,000	—	—	—	—
	6/11/2010				—	216,000	2.92	$393,379
	6/11/2010				57,491	—	—	167,874
	6/11/2010				30,333	—	—	88,572
	6/11/2010				30,333	—	—	88,572
	6/11/2010				30,334	—	—	88,575
	6/11/2010				143,000	—	—	417,560
	8/11/2010				14,891	—	—	40,355
	11/18/2010				22,411	—	—	4,169
	11/18/2010				102,589	—	—	19,087
Ravi Narula		$37,965	$151,860	$253,100	—	—	—	—
	2/24/2010				34,000	—	—	$95,880
	6/11/2010				—	370,000	2.92	673,844
	6/11/2010				24,873	—	—	72,629
	11/18/2010				258	—	—	1,023
	11/18/2010				2,257	—	—	6,832
	11/18/2010				5,250	—	—	16,344
	11/18/2010				867	—	—	3,437
	11/18/2010				6,087	—	—	18,392
	11/18/2010				6,750	—	—	21,014
	11/18/2010				3,750	—	—	694
Paul Crann, Jr(3).					—	—	—	—
	6/11/2010				—	350,000	2.92	$637,420
	6/11/2010				—	26,000	2.92	47,351
	6/11/2010				24,538	—	—	71,739
	6/11/2010				17,200	—	—	50,224
	11/18/2010				3,386	—	—	11,163
	11/18/2010				2,778	—	—	11,167
	11/18/2010				5,250	—	—	16,344
	11/18/2010				8,072	—	—	26,611
	11/18/2010				5,382	—	—	21,636
	11/18/2010				6,750	—	—	21,014
	11/18/2010				16,835	—	—	3,115
	11/18/2010				7,471	—	—	1,383
Rajive Dhar		$34,500	$138,000	$230,000	—	—	—	—
	6/11/2010				22,603	—	—	$66,001
	6/14/2010				68,799	—	—	199,517
	11/18/2010				132,000	—	—	605,156
Robert Horton		$37,500	$150,000	$250,000	—	—	—	—
	6/11/2010				24,568	—	—	$71,739
	6/14/2010				68,799	—	—	199,517
	08/11/2010				31,201	—	—	84,555
	11/18/2010				8,125	—	—	24,594
	11/18/2010				21,875	—	—	66,215

(1)

The grant date fair value for stock awards was based on the closing stock price of the underlying shares on the grant date. The grant date fair value for option awards was based on the Black-Scholes option pricing model for use in valuing stock options. Assumptions used in the calculation of these award amounts are included in Note 8 to the Consolidated Financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010. The actual value, if any, that a named executive officer may realize upon exercise of option awards will depend on the excess of the stock price over the exercise price on the date of exercise, so there is no assurance that the value realized by a named executive officer will be at or near the value estimated by the Black-Scholes model.
(2)	The exercise price per share of the option awards granted represents the fair market value of the underlying shares of Common Stock on the date the options were granted.
(3)	Mr. Crann resigned from his position as Senior Vice President, Product Line Management, of BigBand on September 7, 2011.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2010:

		Option Awards				Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price in $	Options Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested in $
Amir Bassan-Eskenazi	10/1/2001	738,174	—	0.60	12/31/2012	—	—
	10/1/2001	103,500	—	0.60	4/29/2013	—	—
	10/1/2003	688,106	—	1.00	9/27/2014	—	—
	5/19/2009	—	—	—	—	137,500	385,000
	5/19/2009	—	—	—	—	100,000	280,000
	6/11/2010	27,000	189,000	2.92	6/10/2020	—	—
	6/11/2010	—	—	—	—	119,167	333,668
	6/11/2010	—	—	—	—	91,000	254,799
	6/11/2010	—	—	—	—	57,491	160,975
	8/11/2010	—	—	—	—	14,891	41,695
	11/18/2010	—	—	—	—	22,411	62,751
	11/18/2010	—	—	—	—	102,589	287,249

Ravi Narula	9/6/2005	5,951	—	1.88	9/6/2015	—	—
	5/23/2007	—	—	—	—	1,742	4,878
	2/13/2008	—	—	—	—	3,750	10,500
	5/19/2009	—	—	—	—	21,810	61,068
	2/24/2010	—	—	—	—	28,334	79,335
	6/11/2010	46,250	323,750	2.92	6/10/2020	—	—
	6/11/2010	—	—	—	—	24,873	69,644
	11/18/2010	—	—	—	—	258	722
	11/18/2010	—	—	—	—	2,257	6,320
	11/18/2010	—	—	—	—	5,250	14,700
	11/18/2010	—	—	—	—	867	2,428
	11/18/2010	—	—	—	—	6,076	17,013
	11/18/2010	—	—	—	—	6,750	18,900
	11/18/2010	—	—	—	—	3,750	10,500

Paul Crann, Jr(1).	5/19/2009	—	—	—	—	28,625	80,150
	5/19/2009	—	—	—	—	9,600	26,880
	6/11/2010	—	—	—	—	24,568	68,790
	6/11/2010	—	—	—	—	14,334	40,135
	6/11/2010	43,750	306,250	2.92	6/10/2020	—	—
	6/11/2010	5,416	20,584	2.92	6/10/2020	—	—
	11/18/2010	—	—	—	—	3,386	9,481
	11/18/2010	—	—	—	—	2,778	7,778
	11/18/2010	—	—	—	—	5,250	14,700
	11/18/2010	—	—	—	—	8,072	22,602
	11/18/2010	—	—	—	—	5,382	15,070
	11/18/2010	—	—	—	—	6,750	18,900
	11/18/2010	—	—	—	—	16,835	47,138
	11/18/2010	—	—	—	—	7,471	20,919

		Option Awards				Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price in $	Options Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested in $
Rajive Dhar	12/10/2009	—	—	—	—	22,500	63,000
	6/11/2010	—	—	—	—	22,603	63,288
	6/14/2010	—	—	—	—	57,333	160,532
	11/18/2010	—	—	—	—	132,000	369,600

Robert Horton	4/10/2006	69,493	—	2.20	4/10/2016	—	—
	2/13/2008	—	—	—	—	5,000	14,000
	6/11/2008	—	—	—	—	15,000	42,000
	5/19/2009	—	—	—	—	32,694	91,543
	5/19/2009	—	—	—	—	16,346	45,769
	6/11/2010	—	—	—	—	24,568	68,790
	6/14/2010	—	—	—	—	57,333	160,532
	8/11/2010	—	—	—	—	31,201	87,363
	11/18/2010	—	—	—	—	21,875	61,250
	11/18/2010	—	—	—	—	8,125	22,750

(1)	Mr. Crann resigned from his position as Senior Vice President, Product Line Management, of BigBand on September 7, 2011.

Option Exercises and Stock Vested For Fiscal 2010

The following table shows all stock options exercised and value realized upon exercise, and all RSUs vested and value realized upon vesting, by our named executive officers during 2010.

	Option Awards		Stock Awards
Name	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting
Amir Bassan-Eskenazi	—	$—	78,833	$224,766
Ravi Narula	—	—	24,257	69,583
Paul Crann, Jr(1)	—	—	35,716	103,357
Rajive Dhar	—	—	18,966	53,057
Robert Horton	23,007	39,278	60,440	174,011

(1)	Mr. Crann resigned from his position as Senior Vice President, Product Line Management, of BigBand on September 7, 2011.

Pension Benefits

None of our executives participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has a balance in a non-qualified defined contribution plan or other deferred compensation plan maintained by us.

Employment Contracts and Change in Control Arrangements

Amir Bassan-Eskenazi. We have entered into an employment agreement, dated January 1, 2000, with Mr. Bassan-Eskenazi, our President and Chief Executive Officer. Mr. Bassan-Eskenazi’s current annual salary is $412,000. Mr. Bassan-Eskenazi’s current annual additional variable compensation potential is $412,000. The level of Mr. Bassan-Eskenazi’s additional variable compensation is determined based on participation in our performance bonus program on the same basis as other members of our senior management. Mr. Bassan-Eskenazi’s employment agreement provides that, if Mr. Bassan-Eskenazi’s employment is terminated without cause and not due to death or disability, Mr. Bassan-Eskenazi would be entitled to a severance payment in an amount equal to twelve months of his then-current base salary and our company’s contribution to his health insurance premiums. This payment is conditioned on Mr. Bassan-Eskenazi’s execution of a comprehensive release of claims. Pursuant to Mr. Bassan-Eskenazi’s agreement, termination within one year following a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change in control of BigBand is deemed to be termination without cause upon Mr. Bassan-Eskenazi’s resignation after one of the following has occurred: (i) a reduction in salary or a material reduction in the level of benefits in effect immediately prior to the change in control, (ii) a diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control or (iii) a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report. Pursuant to his employment agreement, Mr. Bassan-Eskenazi may terminate the agreement at any time with at least six months’ written notice. Mr. Bassan-Eskenazi’s employment agreement further provides that upon the termination of Mr. Bassan-Eskenazi’s employment with us, we will reimburse Mr. Bassan-Eskenazi for moving and relocation expenses to Israel for Mr. Bassan-Eskenazi and his family. If such relocation reimbursements are considered compensation includible in gross income, we have agreed under Mr. Bassan-Eskenazi’s employment agreement to make a gross up payment in order to put him in the same financial position after the payment of taxes with respect to such includible amounts as he would have been if none of the reimbursement amounts had been includible in gross income.

We also entered into stock option agreements with Mr. Bassan-Eskenazi, pursuant to which, Mr. Bassan-Eskenazi may be eligible for vesting acceleration of the stock options in certain events as follows:

•

in the event of a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change in control of our company, 50% of the shares subject to the options that at such time remain unvested would accelerate and immediately become vested and exercisable;

•

in the event that Mr. Bassan-Eskenazi is terminated, without cause, within one year following any change in control as described in the preceding paragraph, all remaining unvested shares subject to the options would accelerate and become immediately vested and exercisable;

•

a termination that would trigger this option vesting acceleration event includes each of the following occurring within one year after a change in control as described above: a material reduction in salary or level of benefits in effect immediately prior to the change in control, a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to a change in control or a required change in location of more than 50 miles of the principal office to which Mr. Bassan-Eskenazi would report.

•	in the event that Mr. Bassan-Eskenazi is terminated at any time without cause, any remaining unvested shares subject to the options would accelerate and become vested and exercisable;

•

in the event that Mr. Bassan-Eskenazi dies while employed by our company or ceases to be employed by our company by reason of his disability, the options granted to Mr. Bassan-Eskenazi that would have vested in the 180-day period following the date of death or disability, as applicable, would accelerate and become vested and exercisable immediately upon his death or disability, as applicable; and

•

in the event that Mr. Bassan-Eskenazi voluntarily terminates his employment with our company, other than in connection with an event pursuant to which we would have the right to terminate Mr. Bassan-Eskenazi for cause, the options granted to Mr. Bassan-Eskenazi that would have vested in the 180-day period following the date of termination would accelerate and become vested and exercisable immediately upon termination.

The term “cause” is defined in the option agreements to mean a refusal to render services to us pursuant to any employment agreement to which Mr. Bassan-Eskenazi has entered with us; a repeated refusal to follow our company rules or policies; the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty toward our company or our customers; a material breach of any employment agreement, non-disclosure or non-competition agreement that he has entered with us; a commission of a felony or an act of fraud or embezzlement or the misappropriation of money or other assets of the company; or unfairly competing with the company.

Please refer to the tables provided under the heading “Severance and Change in Control Arrangements” on page I-19 of this Information Statement for information on the value of these benefits that would have been paid had a triggering event occurred on December 31, 2010. In addition, refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to Mr. Bassan-Eskenazi in connection with the transactions contemplated by the Merger Agreement.

Ravi Narula. We entered into an offer letter agreement dated June 15, 2010 with Mr. Narula, our Senior Vice President and Chief Financial Officer, which provides for an annual base salary of $253,100. Mr. Narula’s current annual additional variable compensation potential is $151,860. The level of Mr. Narula’s additional variable compensation is determined based on participation in our performance bonus program on the same basis as other members of our senior management.

The offer letter provides that if Mr. Narula is terminated or constructively terminated without cause, within six months following a change in control, the greater of 12 months vesting or 50% of the then-unvested shares would become immediately vested and exercisable. In addition, upon the above-described termination and subject to execution of a general release, Mr. Narula will receive a severance payment equal to twelve months of his then-current base salary and twelve months of health benefits. Should Mr. Narula be terminated or constructively terminated, without his misconduct, other than in connection with a change in control, the offer letter provides for a severance payment equal to six months of his then-current base salary and six months of health benefits.

Please refer to the tables provided under the heading “Severance and Change in Control Arrangements” on page I-19 of this Information Statement for information on the value of these benefits that would have been paid had a triggering event occurred on December 31, 2010. In addition, refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to Mr. Narula in connection with the transactions contemplated by the Merger Agreement.

Paul Crann, Jr. BigBand was party to an employment agreement with Mr. Crann to serve as our Vice President, Product Line Management, which provided that if Mr. Crann was terminated for a reason other than misconduct or resigned due to a constructive termination within six months following a change in control, the greater of 12 months vesting or 50% of the then-unvested shares would become immediately vested and exercisable. In addition, upon the above-described termination and subject to execution of a general release, Mr. Crann would receive a severance payment equal to 12 months of his then-current base salary and 12 months of health benefits. Should Mr. Crann be terminated or constructively terminated, without his misconduct, other than in connection with a change in control, the offer letter provided for a severance payment equal to six months of his then-current base salary and six months of health benefits. On September 7, 2011, Mr. Crann resigned from his position and the Company and Mr. Crann entered into a Transition Services Agreement (the “Crann Agreement”) pursuant to which Mr. Crann agreed to provide services to the Company in connection with the transition of his responsibilities to another person. In addition, Mr. Crann agreed to release the Company from all claims and legal liability and to be subject to certain restrictive covenants, including with respect to confidentiality, noncompetition until September 30, 2011, nonsolicitation of employees for a one year period following his resignation and an agreement to refrain from making disparaging remarks. In exchange for these agreements, Mr. Crann received transition services compensation in accordance with the terms and conditions of the Crann Agreement. The transition services compensation included continued vesting of his current equity awards through September 30, 2011, a lump sum cash payment of $125,000 and reimbursement for all reasonable travel expenses to the extent approved in advance.

Please refer to the tables provided under the heading “Severance and Change in Control Arrangements” on page I-19 of this Information Statement for information on the value of these benefits that would have been paid had a triggering event occurred on December 31, 2010.

Rajive Dhar. We entered into an offer letter agreement dated November 23, 2009 with Mr. Dhar, our Senior Vice President, Strategic Planning and Corporate Development, which provides for an annual base salary of $230,000. Mr. Dhar’s current annual additional variable compensation potential is $138,000. The level of Mr. Dhar’s additional variable compensation is determined based on participation in our performance bonus program on the same basis as other members of our senior management.

The offer letter provides that if Mr. Dhar is terminated or constructively terminated, without his misconduct, within six months following a change in control, the greater of 12 months vesting or 50% of the then-unvested shares would become immediately vested and exercisable. In addition, upon the above-described termination and subject to execution of a general release, Mr. Dhar will receive a severance payment equal to twelve months of his then-current base salary and twelve months of health benefits. Should Mr. Dhar be terminated or constructively terminated, without his misconduct, other than in connection with a change in control, the offer letter provides for a severance payment equal to six months of his then-current base salary and six months of health benefits.

Please refer to the tables provided under the heading “Severance and Change in Control Arrangements” on page I-19 of this Information Statement for information on the value of these benefits that would have been paid had a triggering event occurred on December 31, 2010. In addition, refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to Mr. Dhar in connection with the transactions contemplated by the Merger Agreement.

Robert Horton. We have entered into an offer letter agreement dated January 4, 2005, as amended on December 9, 2007 and December 31, 2008, with Mr. Horton, our Senior Vice President and General Counsel. Mr. Horton’s current annual salary is $250,000. Mr. Horton’s current annual additional variable compensation potential is $150,000. The offer letter provides that if we terminate Mr. Horton without cause, or if the principal place of Mr. Horton’s employment is relocated more than 50 miles from Redwood City, California without his express written consent, he will receive a severance payment equal to six months of his then-current annual salary, and we will continue to provide Mr. Horton with any benefit plan offered to other executives for a period of six months following the date of Mr. Horton’s termination. The offer letter agreement defines “cause” to mean a serious violation of any company policy or engaging in criminal conduct. In addition, the offer letter provides that if Mr. Horton is terminated, constructively terminated or does not hold a comparable position, or if the principal place of Mr. Horton’s employment is relocated more than 50 miles from Redwood City, California without his express written consent within six months following a change in control, he will receive a severance payment equal to 12 months of his then-current annual salary, and we will continue to provide Mr. Horton with any benefit plan offered to other executives for a period of 12 months following the date of Mr. Horton’s termination, and the greater of the equivalent of twelve months accelerated vesting or 50% of the remaining unvested shares subject to Mr. Horton’s outstanding stock options would become immediately vested and exercisable. Mr. Horton has agreed not to resign as a result of constructive termination without first providing us with written notice of the acts or omissions constituting the grounds for constructive termination within 90 days of the initial existence of the grounds for constructive termination and a reasonable cure period of not less than 30 days following the date of the notice.

In the related option agreements we entered into with Mr. Horton, a “change in control” is defined to mean a sale of all or substantially all of our assets, technology or stock, a merger, consolidation or any other change in share ownership resulting in a change in control of our company. A termination that would trigger the option vesting acceleration event includes constructive termination by the new controlling party and Mr. Horton not holding a comparable position within six months following the change in control. The related option agreements further define a “termination event” to mean an involuntary termination without cause within six months of a change in control, or any of the following occurring within six months after a change in control: a material reduction in salary or level of benefits in effect immediately prior to the change in control, or a material diminution in the nature or scope of authority, duties or responsibility in effect immediately prior to the change in control.

Additionally, we entered into RSU agreements with Mr. Horton that each provide for 100% vesting acceleration of the RSU shares if Mr. Horton is terminated or constructively terminated, without cause, within six months following a change in control.

Please refer to the tables provided under the heading “Severance and Change in Control Arrangements” on page I-19 of this Information Statement for information on the value of these benefits that would have been paid had a triggering event occurred on December 31, 2010. In addition, refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to Mr. Horton in connection with the transactions contemplated by the Merger Agreement.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2010 about our common stock that may be issued under our prior and existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options(1)	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders(2)	11,321,944	$—	15,532,723	(3)
Options	6,344,987	2.71	—
Awards	4,945,707	—	—
Equity compensation plans not approved by security holders(4)	—	$7.34	—
Options	31,250	7.34	—

Total	6,376,237	$2.74	13,234,641

(1)	Excludes purchase rights under the current offering period of our ESPP.
(2)	Includes the ESPP, the 2007 Plan, the 2003 Plan, the 2001 Plan and the 1999 Plan. Equity awards under the 2003 Plan, the 2001 Plan and the 1999 Plan have been discontinued and new equity awards are being granted under the 2007 Plan. Remaining authorized shares under the discontinued plans that were not subject to outstanding awards as of the adoption of the 2007 Plan were cancelled. The discontinued plans will remain in effect as to outstanding equity awards granted under the plan prior to the adoption of the 2007 Plan.
(3)	Consists of shares available for future issuance under the 2007 Plan and the ESPP. As of December 31, 2010, an aggregate of 12,218,996 and 3,313,827 shares of common stock were available for issuance under the 2007 Plan and the ESPP, respectively. Under the terms of the 2007 Plan, any shares subject to any options under our discontinued plans (see note 1) that are outstanding upon the adoption of the 2007 Plan and that subsequently expire unexercised, up to a maximum of an additional 30,000,000 shares will become available for issuance under the 2007 Plan. Under the terms of the 2007 Plan, an annual increase is added on the first day of each fiscal year equal to the lesser of (a) 6,000,000 shares, (b) 5% of the outstanding shares on December 31 of the previous year or (c) a lesser amount determined by the Board of Directors. Under the terms of the ESPP, an annual increase is added on the first day of each fiscal year equal to the lesser of (a) 3,000,000 shares, (b) 2% of the outstanding shares on December 31 of the previous year or (c) a lesser amount determined by the Board of Directors. In February 2011, our Board decided against adding shares to either the 2007 Plan or the ESPP for fiscal 2011 under the automatic grant provisions of such plans.
(4)	In the three months ended March 31, 2007, we awarded a non-plan stock option grant for 31,250 shares with an exercise price of $7.34 per share to a non-employee relating to recruiting services provided to us. The award fully vested on the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Board, in some cases through the audit committee as delegated in its charter, approves in advance any proposed related-party transactions, as set forth below and in the applicable SEC rules. Since January 1, 2010, we were not party to any transactions, or currently proposed transactions, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest, as defined in the SEC rules except the following:

Employment and Change in Control Agreements with Executive Officers

We have entered into certain employment and change in control arrangements with our executive officers as described under the caption “Employment Contracts and Change in Control Arrangements” on page I-26.

Stock Option Grants

Pursuant to our director compensation policy, between January 1, 2010 and December 31, 2010, we granted options to purchase an aggregate of 165,800 shares of our common stock at exercise prices ranging from $2.71 to $2.85 per share to certain non-employee directors. For more information, see “Director Compensation” on page I-13.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may cause a stockholder’s investment to be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of BigBand consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of October 14, 2011, there were 72,190,079 shares of common stock issued and outstanding and there were no shares of preferred stock issued or outstanding. The common stock is the only class of voting securities of BigBand outstanding that is entitled to vote at a meeting of stockholders of BigBand. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Table

The following table sets forth information, as of October 14, 2011, concerning beneficial ownership of BigBand’s common stock by:

•	beneficial owners of more than 5% of BigBand’s common stock; and

•	BigBand’s directors and the named executive officers set forth in the Summary Compensation Table on I-27, and all directors and executive officers as a group.

In addition, unless otherwise indicated, all persons named below can be reached at BigBand Networks, Inc., 475 Broadway Street, Redwood City, California 94063.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Holders of Greater Than 5% :
Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474	5,346,756	(2)	7.4%
Redpoint Ventures 3000 Sand Hill Road, Building 2, Suite 290 Menlo Park, CA 94025	12,670,826	(3)	17.6%
ValueAct Capital Partners 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133	10,008,635	(4)	13.9%
Directors and Named Executive Officers:
Amir Bassan-Eskenazi(5)	2,572,604		3.6%
Harald Braun(6)	63,527		*
Rajive Dhar(7)	74,386		*
Kenneth Goldman(8)	167,257		*
Robert Horton(9)	138,992		*
David Lockwood(10)	10,038,151		13.9%
Ravi Narula(11)	185,855		*
Michael J. Pohl(12)	89,400		*
Erez Rosen	—		—
Robert Sachs(13)	143,867		*
Richard C. Smith	—		—
Geoffrey Y. Yang(14)	12,859,830		17.8%
All Directors and Executive Officers as a Group (12 persons)(15)	26,333,869		36.5%

*	Represents holdings of less than one percent.

(1)	The percentages are calculated using 72,190,079 outstanding shares of our common stock on October 14, 2011 as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, beneficial ownership information also includes shares subject to options or RSUs exercisable within 60 days of October 14, 2011.
(2)	Based on information reported on a Form 13F filed with the SEC on July 27, 2011.
(3)	Includes 65,255 shares held by Redpoint Omega Associates, LLC, 2,307,624 shares held by Redpoint Omega, LLC, 283,824 shares held by Redpoint Associates I, LLC, 141,831 shares held by Redpoint Technology Partners A-I, L.P., 887,613 shares held by Redpoint Technology Partners Q-I, L.P. and 8,984,679 shares held by Redpoint Ventures I, L.P. Collectively, these entities have shared voting power with respect to the shares.
(4)	Based on information reported on a Form 13F filed with the SEC on August 12, 2011.
(5)	Includes 498,364 shares held by Mr. Bassan-Eskenazi and his wife as joint tenants, 424,258 shares held by Mr. Bassan-Eskenazi’s wife, 5,851 shares held by Mr. Bassan-Eskanazi’s son, 5,851 shares held by Mr. Bassan-Eskanazi’s daughter, 1,610,780 options exercisable and 27,500 RSUs vesting within 60 days of October 14, 2011.
(6)	Includes 11,936 shares held by Mr. Braun, 51,591 options exercisable vesting within 60 days of October 14, 2011.
(7)	Includes 55,886 shares held by Mr. Dhar and 18,500 RSUs vesting within 60 days of October 14, 2011.
(8)	Includes 28,857 shares held by Mr. Goldman, 135,200 options exercisable and 3,200 RSUs vesting within 60 days of October 14, 2011.
(9)	Includes 56,835 shares held by Mr. Horton, 69,493 options exercisable and 12,664 RSUs vesting within 60 days of October 14, 2011.
(10)	Includes 10,008,635 shares held by ValueAct SmallCap Partners, 26,316 options exercisable and 3,200 RSU’s vesting within 60 days of October 14, 2011.
(11)	Includes 36,144 shares held by Mr. Narula, 144,701 options exercisable and 5,010 RSUs vesting within 60 days of October 14, 2011.
(12)	Includes 26,000 shares held by Mr. Pohl, 60,200 options exercisable and 3,200 RSUs vesting within 60 days of October 14, 2011.
(13)	Includes 26,717 shares held by Mr. Sachs, 113,950 options exercisable and 3,200 RSUs vesting within 60 days of October 14, 2011.
(14)	Includes 65,255 shares held by Redpoint Omega Associates, LLC, 2,307,624 shares held by Redpoint Omega, LLC, 283,824 shares held by Redpoint Associates I, LLC, 141,831 shares held by Redpoint Technology Partners A-I, L.P., 887,613 shares held by Redpoint Technology Partners Q-I, L.P., 8,984,679 shares held by Redpoint Ventures I, L.P., 64,104 shares held by Mr., Yang, 4,000 shares held by trusts for the benefit of Mr. Yang’s sons, 117,700 options exercisable and 3,200 RSUs vesting within 60 days of October 14, 2011. Mr. Yang disclaims beneficial ownership of the shares held by the Redpoint funds, except to the extent of his individual pecuniary interest therein, if any.
(15)	Includes all shares referenced in notes 5 through 14 above.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. To our knowledge, based solely on our review of the copies of such reports furnished to us or filed with the SEC and written representations that no other reports were required, for the fiscal year ended December 31, 2010, all Section 16(a) reports required to be filed by our directors, executive officers and more than 10% beneficial owners were properly and timely filed other than Jacob Avimor and Paul Crann, Jr., each of whom filed late initial Form 3s.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls. The audit committee discussed with our independent registered public accounting firm the overall scope and plans for the audit. The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In this context, the audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with our independent registered public accounting firm the matters required to be discussed by SAS 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

3.	The audit committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

4.	Based on the review and discussion referred to in paragraphs (1) through (3) above, the audit committee recommended to the Board, and the Board has approved, the audited financial statements for inclusion in BigBand’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the SEC.

Members of the Audit Committee

Kenneth Goldman (Chairman)

Erez Rosen

Richard C. Smith

The information contained in the foregoing report of the audit committee shall not be deemed to be “soliciting material,” to be “filed” with the SEC or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that BigBand specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Annex II

Opinion of Centerview Partners LLC

CONFIDENTIAL

October 10, 2011

Board of Directors

BigBand Networks, Inc.

475 Broadway

Redwood City, CA 94063

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BigBand Networks, Inc. (the “Company”) of the $2.24 per Share in cash to be paid to such holders (other than ARRIS Group, Inc. (“Parent”) and its affiliates) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Parent and Amsterdam Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent. The Agreement provides for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $2.24 per Share, net to the seller in cash, for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transactions”), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares owned by Parent, Merger Sub and their respective affiliates and any Shares held by stockholders who properly demanded appraisal of such Shares) will be cancelled and converted into the right to receive $2.24 in cash (the per Share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transactions are set forth more fully in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We will receive a fee for our services in connection with the Transactions, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transactions. In addition, the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged in a number of investment banking and merchant banking activities. In the past, we have not provided investment banking services to the Company. We have not in the past provided, and are not currently providing, investment banking or other financial advisory services to Parent or Merger Sub. We may provide investment banking and other financial advisory services to the Company, Parent or their respective affiliates in the future, for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 10, 2011; (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2010;

555 CALIFORNIA STREET. SUITE 3305. SAN FRANCISCO. CA 94104

PHONE: (415) 400-0900    FAX:(415) 400-0901    WWW.CENTERVIEWPARTNERS.COM

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(iii) certain interim reports to stockholders, including certain Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including financial forecasts, analyses and projections prepared by or on behalf of the Company and furnished to us by the Company for purposes of our analysis (the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transactions. In addition, we reviewed certain publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We compared the proposed financial terms of the Transactions with the financial terms of certain other transactions with characteristics similar to the Transactions, and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate for purposes of this opinion.

We have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, with your consent, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. We express no opinion as to the Internal Data or the assumptions upon which they are based. We have not reviewed any of the books or records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets (including, but not limited to, the valuation of the Company’s current portfolio of intellectual property or any other intangibles) or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company. We have assumed, at your direction, that the final executed version of the Agreement will conform in all material respects to the draft of the Agreement, dated October 10, 2011, reviewed by us. We have also assumed, at your direction, that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to our analysis or this opinion. We are not expressing any opinion as to the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due, or the impact of the Transactions on any such matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Our opinion does not address the Company’s underlying business decision to effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders of the Shares (other than Shares owned by Parent, Merger Sub and their respective affiliates) pursuant to the Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions, including, without limitation, the structure or form of the Transactions or the fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors, or other constituencies of the Company or any other party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Shares owned by Parent, Merger Sub and their respective affiliates) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments

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or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or as to how any such holder should vote with respect to the Merger or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions. This opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of the Shares (other than Shares owned by Parent, Merger Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such stockholders.

Very truly yours,

CENTERVIEW PARTNERS LLC

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